UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

Anfield Energy Inc.

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

2005-4390 Grange Street, Burnaby, British Columbia, Canada, V5H 1P6

(Address of principal executive offices)

Corey Dias

2005-4390 Grange Street, Burnaby, British Columbia, Canada, V5H 1P6

604-669-5762

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	AEC	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑

Indicate by check mark whether the Company has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Emerging growth company	☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the Company has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

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INTRODUCTION

Anfield Energy Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on July 12, 1989. The Company is a uranium and vanadium exploration, development and near-term production company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its uranium and vanadium assets (see Item 4 — Information on the Company for more details).

The Company’s common shares (the “Common Shares” and each, a “Common Share”) are listed for trading on the TSX Venture Exchange (the “TSXV”) under the trading symbol “AEC.V” and quoted on the OTCQB® Venture Market (the “OTCQB”) under the stock symbol of “ANLDF” and listed on the Frankfurt Stock Exchange under the stock symbol of “0AD”. Following our planned listing of the Common Shares on the Nasdaq Capital Market (the “Nasdaq”), our Common Shares will no longer be quoted on the OTCQB.

As used in this Registration Statement, the terms “we,” “us”, “our” “the Company” and “Anfield” mean Anfield Energy Inc. (and its subsidiaries, where applicable).

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we are eligible to file this Registration Statement pursuant to Section 12(b) of the Exchange Act on Form 20-F and to file interim reports on Form 6-K.

Statements made in this Registration Statement concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we file any of these documents as an exhibit to this Registration Statement, you may read the document itself for a complete description of its terms.

Unless otherwise indicated, all references in this Registration Statement to “dollars” or “CAD” or “$” are to Canadian dollars and all references to “USD” or “US$” or “USD$” are to United States dollars.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at various times.

Canadian Dollars to U.S. Dollars	Year Ended December 31, 2024	Year Ended December 31, 2023
High for period	0.7510	0.7617
Low for period	0.6937	0.7207
Average rate for period	0.7302	0.7410
Rate at end of period	0.6950	0.7383

The daily average exchange rate on September 9, 2025 as reported by the Bank of Canada for the conversion of USD into CAD was USD$1.00 equals CAD$1.3833.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains “forward-looking statements” and “forward-looking information” within the meaning of United States and Canadian securities laws (collectively, “forward-looking statements”). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

•	our expectations regarding our business, financial condition and results of operations;

•	the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and may conduct business in the future;

•	our expansion into domestic and international markets;

•	our ability to attract customers and clients;

•	our marketing and business plans and short-term objectives;

•	our ability to obtain and retain the licenses and personnel we require to undertake our business;

•	our ability to deliver under contracts with customers;

•	anticipated revenue from professional service contracts with customers;

•	our strategic relationships with third parties;

•	our anticipated trends and challenges in the markets in which we operate;

•	governance of us as a public company;

•	our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;

•	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

•	mineral exploration and exploration program cost estimates;

•

expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

•	receipt and timing of exploration permits and other third-party approvals;

•	government regulation of mineral exploration and development operations;

•	our expectations for future commodity prices; and

•	expectations regarding any social or local community issues that may affected planned or future exploration and development programs.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors:

•	limited operating history;

•	failure to realize growth strategy;

•	failure to complete transactions or realize anticipated benefits;

•	reliance on key personnel;

•	regulatory compliance;

•	competition;

•	changes in laws, regulations and guidelines;

•	expansion to other jurisdictions;

•	damage to our reputation;

•	operating risk and insurance coverage;

•	negative operating cash flow;

•	management of growth;

•	product liability;

•	product recalls;

•	environmental regulations and risks;

•	ownership and protection of intellectual property;

•	constraints on marketing products;

•	reliance on management;

•	fraudulent or illegal activity by our employees, contractors and consultants;

•	breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;

•	government regulations regarding public or employee health and safety regulations, including public health measures in the event of pandemics or epidemics;

•	regulatory or agency proceedings, investigations and audits;

•	additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;

•	conflicts of interest;

•	litigation;

•	risks related to United States’ and other international activities, including regional conflicts that may impact our operations;

•	risks related to security clearances;

•	risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;

•	risks related to our foreign private issuer status; and

•	risks related to registration with the United States Securities and Exchange Commission (the “SEC”) and listing of our Common Shares on Nasdaq.

Although the forward-looking statements contained herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market conditions and customer demand.

Consequently, all of the forward-looking statements contained herein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Name	Position	Business Address
Ken Mushinski	Chairman and Director	Suite 2200, RBC Place, 885 West Georgia St. Vancouver, British Columbia, Canada, V6C 3E8

Corey A. Dias	Chief Executive Officer and Director	Suite 2200, RBC Place, 885 West Georgia St. Vancouver, British Columbia, Canada, V6C 3E8

Laara Shaffer	Chief Financial Officer and Director	Suite 2200, RBC Place, 885 West Georgia St. Vancouver, British Columbia, Canada, V6C 3E8

Douglas Beahm	Chief Operating Officer	Suite 2200, RBC Place, 885 West Georgia St. Vancouver, British Columbia, Canada, V6C 3E8

Joshua D. Bleak	Director	Suite 2200, RBC Place, 885 West Georgia St. Vancouver, British Columbia, Canada, V6C 3E8

Stephen Lunsford	Director	Suite 2200, RBC Place, 885 West Georgia St. Vancouver, British Columbia, Canada, V6C 3E8

Don Falconer	Director	Suite 2200, RBC Place, 885 West Georgia St. Vancouver, British Columbia, Canada, V6C 3E8

John Eckersley	Director	Suite 2200, RBC Place, 885 West Georgia St. Vancouver, British Columbia, Canada, V6C 3E8

Ross McElroy	Director	Suite 2200, RBC Place, 885 West Georgia St. Vancouver, British Columbia, Canada, V6C 3E8

B.	Advisers

Our United States legal counsel is Dorsey & Whitney LLP, with a business address at 66 Wellington St. W, Suite 3400, Toronto, ON M5K 1G8.

Our Canadian legal counsel is Cassels Brock & Blackwell LLP, with a business address at RBC Place, 885 West Georgia St., Suite 2200 Vancouver, BC V6C 3E8.

Our Canadian investment banker is Haywood Securities, Inc., with a business address at 200 Burrard Street, Suite 700, Vancouver, BC V6C 3L6.

C.	Auditors

Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants (“DMCL”), are currently and have been our independent auditors since August 2008. DMCL audited our amended and restated consolidated financial statements as at and for the years ended December 31, 2024 and 2023. The business address of DMCL is 1140 W Pender St. #1500, Vancouver, BC V6E 4G1. DMCL is registered with both the Canadian Public Accountability Board and the United States Public Company Accounting Oversight Board.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Reserved.

B.	Capitalization and Indebtedness

The table below presents our capitalization and indebtedness as of June 30, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). You should read this table in conjunction with Item 5 — Operating and Financial Review and Prospects, Item 17 — Financial Statements, related notes and other financial information contained elsewhere in this Registration Statement.

June 30, 2025
Debt:
Accounts Payable and Accrued Liabilities	$661,396
Due to Related Parties	400,486
Asset Retirement Obligations	23,203,239
Long-Term Portion of Loans Payable	11,073,612

Total debt(1)	35,338,733

Equity:
Share Capital	$126,338,002
Stock Option Reserve	6,991,160
Warrant Reserve	7,939,942
Foreign Exchange Reserve	2,447,858
Deficit	(91,640,588)

Total equity	52,076,374

Total capitalization (debt and equity)	$87,415,107

(1)

Pursuant to the Credit Facility (as defined herein), Extract Capital Master Fund Ltd. has a general security interest over all of the Company’s assets. See Item 4 — Information on the Company for more information regarding the Credit Facility. Other than the Credit Facility, the Company’s indebtedness is unguaranteed and unsecured.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The Company’s operations and financial performance are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company’s business, operations, financial results or prospects, should any such other events occur.

Risks Relating to the Business

Unfavorable developments may adversely affect our business, liquidity, cash, financial condition, and overall results of operations.

Our financial instruments consist of cash, deposits and accounts payable. The carrying values of cash, deposits, and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of those financial instruments.

We are exposed to credit risk with respect to our cash. Cash has been placed on deposit with a major Canadian financial institution.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. We do not use any derivative instruments to reduce our exposure to fluctuations in foreign currency rates.

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or currency risk. We are not exposed to significant other price risk.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity by maintaining adequate cash balances to meet liabilities as they become due. Our expected source of cash flow in the upcoming year will be through equity financings.

We have a history of losses and may never achieve or sustain profitability.

We have no history of earnings and no source of operating cash flow and, due to the nature of our business, there can be no assurance that we will be profitable. We have paid no dividends on our shares since incorporation and do not anticipate doing so in the foreseeable future. The only present source of funds available to us is through the sale of our equity shares. Even if the results of development are encouraging, we may not have sufficient funds to conduct the further development that may be necessary to determine whether or not a commercially mineable deposit exists. While we may generate additional working capital through further equity offerings or through the sale or possible syndication of our property, there is no assurance that any such funds will be available. If available, future equity financings may result in substantial dilution to purchasers under an offering. At present it is impossible to determine what amounts of additional funds, if any, may be required.

There is substantial doubt regarding our ability to continue as a going concern.

Our capability to continue as a going concern is dependent upon our ability to obtain additional debt or equity financing to meet our obligations as they come due. If we are unable to continue as a going concern, then significant adjustments would be required to the carrying value of assets and liabilities, and to the balance sheet classifications currently used.

We have no history of profitable operations and our present business is at a relatively early stage. As such, we are subject to many risks common to other companies in the same business, including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenues.

We may consider plans to obtain financing in the future primarily through further equity financing or debt financing, as well as through joint venturing and/or optioning out our properties to qualified mineral development or production companies. There can be no assurance that we will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause us to suspend our operations and eventually to forfeit or sell our interests in our mineral properties.

However, subsequent to December 31, 2024, the Company completed an equity financing for gross proceeds of $15,000,000 and amended an existing credit facility to provide an additional US$6,000,000 of capital which is expected to cover operational costs and mineral option agreement commitments for the next 12 months and beyond. In addition, management has initiated a strict cost control program to effectively control expenditures. We have deferred capital expenditures, such as: 1) the acquisition of new mill parts and the removal of antiquated items/equipment at the mill until we have greater clarity on the timing of the approval of our Radioactive Mill License renewal; and 2) mine capital expenditures related to advancing/drilling both our West Slope leases and the additional 12 Department of Energy (“DOE”) leases. We are currently prioritizing our capital expenditures as much as we can, primarily, to our Velvet-Wood mine and, secondarily, to the Slick Rock mine (based on order of expected completion of permitting and, ultimately, production).

As a result of these cost control measures, it is expected that the current cash position will be sufficient to fund our needs for the 2025 fiscal year. Management will review several funding options including equity financing and seeking joint venture partners to further our mineral property interests at the appropriate time. While we have been successful in raising funds in the past, there are no assurances that additional funding and/or suitable joint venture agreements will be obtained.

Risks Relating to Our Industry

The mining industry is competitive and there can be no assurance that a profitable market will exist for the mining and sale of our Uranium.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of the uranium we produce. Factors beyond our control may affect the marketability of any substances discovered. Uranium prices have been depressed in recent years, but there has been recent improvement. The marketability of uranium is also affected by numerous other factors beyond our control. These other factors include government regulations relating to price, royalties, allowable production and importing and exporting of uranium.

There may be development risks related to our uranium or vanadium which we cannot accurately predict.

The marketability of any uranium or vanadium which may be acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of uranium or vanadium, and environmental protection.

Developing mines involves a high degree of risk and there can be no assurance that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis.

The business of developing mines involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable, adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. We have relied on and may continue to rely upon consultants and others for development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing uranium and vanadium properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. We have no producing mines at this time. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

We may be unable to maintain interest in our mineral properties and fund ongoing development costs which may result in the dilution or loss of interest in our mining properties.

Our ability to maintain our interests in our mineral properties and to fund ongoing development costs will be entirely dependent on our ability to raise additional funds by equity or debt financings. If we are unable to raise such funds, we may suffer dilution or loss of our interest in our mineral properties. The amounts attributed to our interests in mineral properties in our financial statements represent acquisition and exploration costs, and should not be taken to reflect realizable value.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of losses.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

Our ability to exploit mining properties is subject to environmental approvals and other regulatory requirements and there is no assurance that we can obtain the required approvals in a timely manner.

Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted and which may well be beyond our capacity to fund. Our right to exploit the mining properties is subject to various reporting requirements and to obtaining certain government approvals and there is no assurance that such approvals, including environmental approvals, will be obtained without inordinate delay or at all.

There can be no assurance that other parties will not dispute title to the mining properties in which we have an interest.

We have investigated rights of ownership of all of the mineral properties in which we have an interest and, to the best of our knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims or agreement transfers, and rights of ownership may be affected by undetected defects. While to the best of our knowledge, title to all properties in which we have the right to acquire an interest is in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to the mining properties in which we have the right to acquire an interest. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects or the statutes referred to above.

We may require licenses and permits in connection with our operations and there can be no assurances that we will be able to obtain the permits and licenses required for our business.

Our operations may require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations of our projects.

We may be unable to meet cost contribution requirements under various agreements which may results in the loss of our rights to acquire interests in the properties subject to such agreements.

We may, in the future, be unable to meet our share of costs incurred under agreements to which we are a party and we may as a result, be subject to loss of our rights to acquire interests in the properties subject to such agreements.

We depend on key personnel, the loss of which could have a material adverse effect on our business.

The nature of the business of our operations, our ability to continue our development activities and to thereby develop a competitive edge in the marketplace depends, in a large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel. Our development now and in the future, will depend on the efforts of key management figures, the loss of whom could have a material adverse effect on us. We do not currently maintain key-man life insurance on any of the key management employees.

Risks Relating to the Ownership of our Securities

An investment in our securities involves significant risks.

Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business and operations and cause the trading price of our securities to decline. If any of the following or other risks occur, our business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that event, the trading price of our securities could decline and security holders could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

Our Common Shares may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Common Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.

In addition, if the trading volumes of our Common Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Common Shares. This low volume of trades could also cause the price of our Common Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Common Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Common Shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Shares.

As a result of this volatility, investors may experience losses on their investment in our Common Shares. A volatile market price of our Common Shares also could adversely affect our ability to issue additional shares of Common Shares or other securities and our ability to obtain additional financing in the future.

The market price of our securities may be volatile.

The market price for our securities may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to us; (iv) departure of executive officers or other key personnel; (v) issuances or anticipated issuances of additional Common Shares; (vi) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; and (vii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public entities and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of our securities may decline even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, the trading price of the Common Shares may be materially adversely affected.

There can be no assurance of active market for the Common Shares.

The Common Shares are listed on the TSXV under the symbol “AEC”, the OTCQB Marketplace under the symbol “ANLDF” and the Frankfurt Stock Exchange under the symbol “0AD”. However, there can be no assurance an active and liquid market for the Common Shares will be maintained.

If we are unable to satisfy the requirements of Sarbanes-Oxley or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned.

We will become subject to the requirements of Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”) if this Registration Statement is declared effective by the SEC. Section 404 of Sarbanes-Oxley (“Section 404”) requires companies subject to the reporting requirements of United States securities laws to complete a comprehensive evaluation of their internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (“JOBS Act”), we will be classified as an “emerging growth company.” Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period, except in the event this is accelerated if we lose our status as an “emerging growth company”. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, organically and through acquisitions, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by Sarbanes-Oxley. If management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

In connection with a potential Nasdaq listing of the Common Shares, as a foreign private issuer, we intend to follow certain home country corporate governance practices instead of certain Nasdaq corporate governance requirements applicable to United States domestic companies.

As a foreign private issuer, we will have the option to follow certain home country corporate governance practices rather than those of the Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. Currently, we intend to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq rules for U.S. issuers, including practices in lieu of the Nasdaq requirements to (i) adopt a majority independent board of directors, (ii) adopt formal audit committee, compensation committee and nomination committee charters, (iii) adopt one or more codes of conduct, (iv) hold regularly scheduled meetings at which only independent directors are present and (v) have by-laws providing for a quorum of at least 33 1/3 percent of the outstanding Common Shares.

Any foreign private issuer exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor. As result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We will incur significantly increased costs and devote substantial management time as a result of operating as a United States public company.

As a United States public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company or as a Canadian public company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404, which involve annual assessments of a company’s internal controls over financial reporting. We plan to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. Furthermore, we expect the premium for director & officer insurance will increase significantly due to a more litigious environment in the United States. At this time, we cannot reasonably predict or estimate the amount of additional costs that we may incur as a result of becoming a United States public company or the timing of such costs.

Our status as an “emerging growth company.”

We will be an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act), and will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which we have, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of our common equity held by non-affiliates is US$700 million or more.

For so long as we remain an emerging growth company, we are permitted to, and intend to, rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404. We cannot predict whether investors will find the Common Shares less attractive because we rely upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the price of the Common Shares may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.

We may in the future lose foreign private issuer status if a majority of the Common Shares are held in the United States and if we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of the directors or executive officers are United States citizens or residents; (ii) a majority of assets are located in the United States; or (iii) the business is administered principally in the United States. The regulatory and compliance costs to us under United States securities laws as a United States domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to foreign private issuers. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

We expect that we will be considered a passive foreign investment company or “PFIC”, which may result in adverse tax consequences for U.S. taxpayers.

Holders of Common Shares that are U.S. taxpayers should be aware that we believe we were a “passive foreign investment company” (a “PFIC”) during our most recently completed tax year and, due to the nature of our assets and the income that we expect to generate, we expect to be a PFIC for the current tax year, and may be a PFIC in subsequent tax years. Whether we will be a PFIC for the current tax year or any future tax year will depend on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the determination made by us concerning our PFIC status for any tax year. If we are a PFIC for any year during a U.S. taxpayer’s holding period of the Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of its Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these adverse tax consequences may be mitigated if the U.S. taxpayer makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Common Shares. A U.S. taxpayer who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. taxpayer who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s adjusted tax basis therein. Holders of Common Shares should consult their own tax advisors regarding the ownership and disposition of our Common Shares. This paragraph is qualified in its entirety by the section below entitled “Certain United States Federal Income Tax Considerations”.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Name, Address and Incorporation

Anfield is a company incorporated under the BCBCA on July 12, 1989. During the year ended December 31, 2013, the Company changed its name from Equinox Exploration Corp. to Equinox Copper Corp. and then to Anfield Resources Inc. On December 27, 2018, the Company changed its name to Anfield Energy Inc. The Company is a uranium and vanadium development and near-term production company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its uranium and vanadium assets.

The Company’s head office is located at 2005-4390 Grange Street, Burnaby, BC V5H 1P6 and its registered and records office is located at RBC Place, 885 West Georgia St., Suite 2200, Vancouver, BC V6C 3E8. The Company also has project offices in both Nucla, Colorado and Apache Junction, Arizona, United States.

The Company’s Common Shares are listed for trading on the TSXV under the trading symbol “AEC.V”, quoted on the OTCQB under the stock symbol of “ANLDF” and listed on the Frankfurt Stock Exchange under the stock symbol of “0AD”. Following our planned listing of the Common Shares on Nasdaq, our Common Shares will no longer be quoted on the OTCQB.

The SEC maintains an internet site at http://www.sec.gov/edgar that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet site is https://anfieldenergy.com; our telephone number is (604)-669-5762.

Events in the Development of the Business

All share-related information presented in this section gives effect to the Consolidation (as defined below).

Fiscal 2022

On February 2, 2022, Anfield announced that it had engaged BRS, Inc. to complete a resource report for four of its nine uranium and vanadium mines held within its West Slope project in Colorado.

On February 23, 2022, the Company closed the first tranche of its private placement through the issuance of 240,526 Units at a price of $6.375 per Unit for total gross proceeds of $1,533,356. Each Unit consisted of one Share and one Share purchase warrant, with each warrant entitling the holder to purchase an additional Share at a price of $9.75 for a period of 24 months.

On March 7, 2022, the Company closed the final tranche of its private placement through the issuance of 958,940 Units at a price of $6.375 per Unit for total gross proceeds of $6,116,644. Each Unit consisted of one Share and one Share purchase warrant, with each warrant entitling the holder to purchase an additional Share at a price of $9.75 for a period of twenty-four months.

On March 23, 2022, Anfield commenced a comprehensive review of its conventional uranium assets, including the Shootaring Canyon mill, the Velvet-Wood mine and the West Slope properties, in order to identify and advance an optimal long-term conventional uranium and vanadium production plan through the utilization of these assets.

On March 30, 2022, the Company announced that BRS, Inc. had completed a mineral resource estimate for four of the nine uranium and vanadium mines held within its West Slope project, located in Colorado.

On April 6, 2022, the Company engaged BRS, Inc. and Wright Environmental Services to restart the permit application process with regard to Anfield’s Velvet-Wood uranium and vanadium project in Utah.

On April 21, 2022, the Company announced transactions to both eliminate US$18.34 million of existing debt and to swap its Wyoming ISR uranium portfolio for Uranium Energy Corporation’s (“UEC”) Colorado-based Slick Rock conventional uranium and vanadium project. The $18.34 million of indebtedness to UEC is to be settled for US$9.17 million in cash and US$9.17 million in securities of Anfield.

On May 12, 2022, the Company announced the closing of a bought deal private placement offering of 1,666,667 subscription receipts of the Company at a price of $9 per subscription receipt, for gross proceeds of $15,000,000.

On June 6, 2022, the Company announced the closing of the transaction with UEC and the conversion of the Subscription Receipts into units whereby each holder was entitled to one common share and one warrant, with each warrant entitling the holder to acquire a common share of Anfield at a price of $13.50 until May 12, 2027.

On September 20, 2022, the Company announced that Mr. Kenneth Mushinski had agreed to join the Board of Directors of Anfield as non-Executive Chairman.

On November 14, 2022, the Company announced that it had entered into a Definitive Agreement with Wayne Minerals to acquire a 100% interest in 50 unpatented mining claims in the Artillery Peak project area in Arizona.

On November 17, 2022, the Company announced that it had entered into a royalty purchase agreement with Uranium Royalty Corporation to sell its uranium royalty portfolio for US$1,500,000.

On November 21, 2022, the Company announced that it had expanded its claim holdings in the Artillery Peak project area through the staking of 54 additional claims. The Company also announced that it had commissioned BRS, Inc. to complete a uranium resource technical report for its combined Date Creek/Artillery Peak projects.

On November 29, 2022, the Company announced that it had commissioned Precision Systems Engineering (“PSE”) to complete a reactivation proposal for the Shootaring Canyon Mill by the end of Q2/23.

Fiscal 2023

On January 3, 2023, the Company announced that it had entered into a definitive agreement with Nedeel LLC & BBL-2 LLC to acquire a 100% interest in 65 unpatented mining claims and historical data of the Marysvale uranium project, located in Beaver County, Utah, and 100% interest in 26 unpatented mining claims and historical data of the Calf Mesa uranium project, located in Emery County, Utah.

On January 9, 2023, the Company provided a corporate review of 2022.

On January 16, 2023, the Company announced that it had entered into a definitive agreement with LiVada Corporation to acquire a 100% interest in 119 unpatented mining claims and historical data to further consolidate its Artillery Peak project area, located in Mohave County, Arizona.

On January 31, 2023, the Company announced that BRS, Inc. had begun a Preliminary Economic Assessment (“PEA”) for the Company’s Slick Rock uranium and vanadium project.

On February 13, 2023, the Company announced that it had entered into a definitive agreement with ACCO Resources to acquire a 100% interest in 115 unpatented mining claims and associated data covering more than 2,300 acres of the Dripping Springs Quartzite uranium project, located in Gila County, Arizona.

On March 30, 2023, the Company reported the results of a combined PEA for both its Utah-based Velvet-Wood Uranium and Vanadium Project and its Colorado-based Slick Rock Uranium and Vanadium Project.

On April 5, 2023, the Company provided an update with regard to PSE’s progress on its reactivation report.

On May 14, 2023, 732,901 warrants with an exercise price of $9.75 expired unexercised.

On May 15, 2023, the Company announced that it had filed its PEA titled, “The Shootaring Canyon Mill and Velvet-Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment” on SEDAR+.”

On July 10, 2023, the Company closed its brokered private placement in which it issued 1,090,933 units of the Company at a price of $4.125 per unit, for aggregate gross proceeds of $4,500,100. Each unit was comprised of one common share of the Company and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional share of the Company at an exercise price of $6.375 per share until July 10, 2025. In connection with the private placement, the Company paid a cash commission of $255,024 and issued 61,824 compensation options with an exercise price of $4.125 per share and expiry date of July 10, 2025.

On July 20, 2023, the Company completed the acquisition of Neutron Energy, Inc. (“Neutron”), a wholly-owned subsidiary of enCore Energy Corp. (“enCore”), which holds the Marquez-Juan Tafoya uranium project located in the Grants Uranium Merial District, Albuquerque, New Mexico. As consideration for the acquisition of Neutron, the Company issued 2,466,667 common shares to enCore and agreed to pay $5,000,000 in cash. At closing, the Company made a payment of $4,000,000 and the balance was paid on September 25, 2023.

On July 20, 2023, 266,336 warrants with an exercise price of $30 per share expired unexercised.

On August 8, 2023, 49,560 options with an exercise price of $7.50 per share expired unexercised.

On September 26, 2023, the Company closed a $4.3 million credit facility (the “Credit Facility”) with existing shareholder Extract Advisors LLC, as agent, on behalf of Extract Capital Master Fund Ltd. The Credit Facility has a maturity date of September 26, 2028 and bears a coupon of the Secured Overnight Financing Rate (as defined in the Credit Facility) plus 5% per annum, payable semi-annually, provided the effective annualized rate of interest does not exceed an agreed limit.

On October 6, 2023, the Company granted 489,571 options to certain directors, officers, employees and consultants of the Company. The options vest immediately and are exercisable at a price of $7.50 per share until October 6, 2028.

On October 19, 2023, the Company entered into a definitive agreement with Nolan Holdings, Inc. to acquire 100% interest in 175 federal unpatented uranium mining claims, located in San Juan and Grand Counties in Utah. As consideration for the claims and associated data, the Company paid US$85,000 in cash and issued 200,000 Shares.

On October 20, 2023, the Company repaid a US$525,000 loan to a director of the Company.

On December 20, 2023, the Company issued 10,667 units with a fair value of $52,000 to settle $52,000 of legal fees owing to a director of the Company. Each unit consisted of one Share and one Share purchase warrant with each warrant entitling the holder to purchase an additional Share at a price of $7.50 until December 21, 2025.

On December 21, 2023, the Company completed a private placement in which it issued 512,828 units at $4.875 per unit for gross proceeds of $2,500,037. Each unit was comprised of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share at an exercise price of $7.50 per share until December 21, 2025. In connection with the private placement, the Company incurred $138,505 of share issuance costs. The Company also issued 26,216 broker warrants with a fair value of $85,968, exercisable until December 21, 2025, at an exercise price of $7.50 per share.

On December 21, 2023, the Company issued 113,333 units with a fair value of $552,500 to settle management bonus issued during the year. Each unit consisted of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase an additional common share at a price of $7.50 until December 21, 2025.

There were favorable changes in the market conditions for uranium production, as well as other factors, which indicated the impairment loss recognized in prior periods in relation to the Shootaring mill no longer exists. On December 31, 2023, the Company determined that the fair value less cost of disposal of the asset was higher than the carrying value of the mill if no impairment loss had been recognized in prior periods. As a result, the Company reversed the total impairment of $21,986,159 (US$16,576,438) along with the changes to the Asset Retirement Obligation (“ARO”) estimates for the period between the impairment and December 31, 2023.

Fiscal 2024

On January 2, 2024, Highbury Resources, Inc., a subsidiary of the Company entered into a definitive agreement with Gold Eagle Mining Inc. and Golden Eagle Uranium LLC to acquire a 100% interest in twelve Department of Energy leases (“DOE Leases”) and associated data in various counties in Colorado. The agreement was subsequently amended on September 28, 2024 – with consideration of US$100,000 paid – and again amended on February 20, 2025. Pursuant to the amended agreement, the Company agreed to pay the following consideration for the DOE Leases and associated dates:

•	At closing, US$400,000 in cash and US$1,250,000 in common shares of the Company;

•	US$750,000 in cash at the one-year anniversary of closing;

•	US$1,000,000 in cash at the two-year anniversary of closing;

•	US$1,000,000 in cash at the three-year anniversary of closing; and

•	US$1,500,000 in cash at the four-year anniversary of closing.

On January 5, 2024, the Company issued 200,000 common shares to acquire 100% interest in 175 federal unpatented uranium mining claims, located in San Juan and Grand Counties in Utah.

On January 18, 2024, the Company issued 8,997 common shares upon exercise of 8,997 broker warrants with an exercise price of $4.125.

On January 31, 2024, the Company issued 24,812 common shares upon exercise of 24,812 broker warrants with an exercise price of $4.125.

On February 2, 2024, the Company issued 562 common shares upon the exercise of 562 broker warrants with an exercise price of $4.125.

On February 23, 2024, a total of 242,516 warrants with an exercise price of $9.75 per share expired unexercised.

On March 7, 2024, a total of 1,015,762 warrants with an exercise price of $9.75 per share expired unexercised.

On April 2, 2024, the Company announced that it had hired Mr. Douglas Beahm as its Chief Operating Officer.

On April 9, 2024, the Company announced that it had submitted its production reactivation plan for its Shootaring Canyon Mill to the State of Utah’s Department of Environmental Quality (“UDEQ”).

On April 10, 2024, the Company issued 40,000 common shares upon the exercise of 40,000 warrants with an exercise price of $6.375.

On April 15, 2024, the Company entered into a waiver and second amending agreement to the Credit Facility with Extract Advisors LLC and Extract Capital Master Fund Ltd., whereby: (a) the lender agreed to waive a covenant breach related to lender’s consent which was not obtained prior to the acquisition of the DOE Leases on January 2, 2024; (b) the Credit Facility was amended by reducing the minimum working capital requirement to $250,000; and (c) the Credit Facility was amended by requiring written consent of the agent prior to taking any corporate action to effect a share consolidation or stock split, unless the market price exceeds $9 per share for 20 consecutive trading days. In consideration for entering into the waiver and second amending agreement, the Company issued the lender 53,333 share purchase warrants with an exercise price of $7.125 exercisable until September 26, 2028.

On April 17, 2024, the Company issued 46,667 common shares upon the exercise of 46,667 warrants with an exercise price of $6.375 per share.

On May 1, 2024, the Company submitted its Plan of Operations (“PoO”) for its Velvet-Wood Mine to both the State of Utah and the U.S. Bureau of Land Management.

On May 6, 2024, the Company announced that as a result of a delay in filing its annual financial statements, accompanying management’s discussion and analysis and related officer certifications for the financial year ended December 31, 2023, the British Columbia Securities Commission had issued a cease trade order.

On May 12, 2024, a total of 100,000 warrants with an exercise price of $9 per share expired unexercised.

On June 3, 2024, the Company announced that it filed its annual financial statements, accompanying management’s discussion and analysis and related officer certifications for the financial year ended December 31, 2023. Following completion of the filings, the British Columbia Securities Commission revoked the previously issued cease trade order and the Shares resumed trading on June 5, 2024.

On June 17, 2024, the Company announced that it had received approval for its Slick Rock drill program permit application to conduct a 20-hole drill campaign.

On July 12, 2024, a total of 41,333 options with an exercise price of $15 per share expired unexercised.

On July 18, 2024, the Company announced that it had received an affirmative completeness review from the State of Utah with regard to its Shootaring Mill production restart application.

On August 2, 2024, the Company entered into a loan agreement with a director of the Company (the “Lender”) for $1,650,000 (the “Note”). The loan is non-interest bearing and due on August 2, 2025 (the “Maturity Date”) and reflects an original issue discount of 10%. The Lender may demand repayment of the principal amount of the Note prior to the Maturity Date on providing five business days’ notice following the date that the Company secures additional funding, whether in the form of an equity financing or debt financing, in an amount exceeding $5,000,000. The Company shall not incur or assume additional indebtedness until full repayment of this Note, that ranks senior to or pari passu with this loan or create, assume or permit to exist any lien or encumbrance on any assets or property of the Company or its subsidiaries that secures indebtedness, without the written consent of the Lender. The Note was repaid in full in connection with the announcement of the Transaction.

On August 2, 2024, the Company announced that it had engaged BRS, Inc. to prepare an updated uranium and vanadium resource with regard to the Company’s Slick Rock project.

On September 24, 2024, the Company announced the commencement of its drill program at Slick Rock.

On October 1, 2024, the Company and IsoEnergy Ltd. (“IsoEnergy”) entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which IsoEnergy will acquire all of the issued and outstanding Shares by way of a court-approved plan of arrangement under Division 5 of Part 9 of the BCBCA (the “Transaction”). Under the terms of the Transaction, the Company shareholders will receive 2.325 common shares of IsoEnergy (each whole share, an “IsoEnergy Share”) for each Share held. Upon closing of the Transaction, existing shareholders of IsoEnergy and the Company will own approximately 83.8% and 16.2% of the IsoEnergy Shares on a fully-diluted in the-money basis, respectively, in each case based on the number of securities of IsoEnergy and Anfield issued and outstanding as of October 1, 2024.

Recent Developments

All share-related information presented in this section gives effect to the Consolidation (as defined below).

On January 14, 2025, the Company announced that it had entered into a subscription agreement with UEC whereby UEC agreed to acquire 1,428,571 shares of Anfield at a price of $10.50 per share for total gross proceeds of $15,000,000. The Company also announced the termination of its proposed Plan of Arrangement with IsoEnergy.

On January 15, 2025, the Company announced the closing of the $15,000,000 equity financing with UEC.

On January 29, 2025, the Company announced that it had completed a 14-hole, 14,100-foot rotary drill program at its Slick Rock uranium and vanadium project, located in San Miguel County, Colorado.

On March 10, 2025, the Company announced that it had filed notice to convene a Special Shareholder Meeting to seek approval for a share consolidation of the Company’s Common Shares on the basis of one new Share for up to 200 currently issued and outstanding common shares, or some lesser ratio as Directors may deem appropriate.

On March 18, 2025, the Company announced that it had entered into an amending agreement with Extract Advisors LLC for the extension of an additional US$6,000,000 increase to the existing credit facility dated September 26, 2023, in connection with the indicative term sheet as previously announced by the Company on January 14, 2025.

On April 2, 2025, the Company appointed Ross McElroy to its Board of Directors and announced that shareholder approval was received for a consolidation of the Company’s common shares on the basis of one new share for up to 200 currently issued and outstanding shares. Completion of the consolidation remains subject to the Board of Directors determining a final ratio, the satisfaction of applicable public distribution requirements and the approval of the TSX Venture Exchange.

On April 22, 2025, the Company announced that it had submitted both its listing application to the Nasdaq Stock Market LLC and the accompanying Form 20-F Registration Statement to the Securities Exchange Commission.

On May 6, 2025, the Company issued 169,726 common shares pursuant to the agreement the Company entered into with Gold Eagle Mining Inc.

On May 13, 2025 and May 27, 2025, the Company announced that the U.S. Department of the Interior selected and approved its Velvet-Wood uranium project in San Juan County, Utah for expedited permitting as part of the federal government’s national response to the energy emergency declared by President Donald J. Trump.

On August 1, 2025, the Company completed a share consolidation of the outstanding Common Shares on the basis of one (1) post-consolidation share for every seventy-five (75) pre-consolidation shares (the “Consolidation”).

On August 25, 2025, the Company announced that it received approval for its Notice of Intent, through its wholly owned subsidiary Highbury Resources Inc., with the Colorado Division of Reclamation, Mining and Safety, to begin a 20-hole, 8,000-foot rotary drill program at the existing JD-7 open pit mine in Montrose County, Colorado.

Principal Capital Expenditures and Divestitures

All share-related information presented in this section gives effect to the Consolidation.

We made the following capital expenditures and divestitures over the last three financial years.

Fiscal 2024

•

In January, 2024, the Company announced that its subsidiary, Highbury Resources, Inc. (“Highbury”) has entered into a definitive agreement with Gold Eagle Mining Inc. (“GEM”) and Golden Eagle Uranium LLC (“GEU”) (collectively, “the Sellers”) to acquire a 100% interest in twelve DOE Leases and associated data in various Counties in Colorado. Total consideration of US$6,000,000 – with US$4,750,000 to be paid in cash over five years and US$1,250,000 paid in shares at Closing (February 21, 2025) – will be paid as follows:

•	US$100,000 in cash in September 2024 (paid)

•	US$400,000 in cash in February 2025 (paid)

•	US$1,250,000 in common shares of Anfield at an implied price of $10.50 per share in April 2025

•	US$750,000 on the first anniversary of Closing

•	US$1,000,000 on the second anniversary of Closing

•	US$1,000,000 on the third anniversary of Closing

•	US$1,500,000 on the fourth anniversary of Closing

Fiscal 2023

•

On January 3, 2023, the Company announced that it had entered into a definitive agreement with Nedeel LLC & BBL-2 LLC to acquire a 100% interest in 65 unpatented mining claims and historical data of the Marysvale uranium project, located in Beaver County, Utah, and 100% interest in 26 unpatented mining claims and historical data of the Calf Mesa uranium project, located in Emery County, Utah. The Company paid US$60,000 and issued 120,000 common shares of Anfield as consideration.

•

On January 16, 2023, the Company announced that it had entered into a definitive agreement with LiVada Corporation to acquire a 100% interest in 119 unpatented mining claims and historical data to further consolidate its Artillery Peak project area, located in Mohave County, Arizona. The Company paid US$50,000 and issued 80,000 common shares of Anfield as consideration.

•	In February 2023, the Company completed the sale of its Royalty Portfolio, previously announced in November 2022. The transaction realized US$1.5 million in operating cash.

•

On February 13, 2023, the Company announced that it had entered into a definitive agreement with ACCO Resources to acquire a 100% interest in 115 unpatented mining claims and associated data covering more than 2,300 acres of the Dripping Springs Quartzite uranium project, located in Gila County, Arizona. The Company paid US$50,000 and issued 200,000 common shares of Anfield as consideration.

•

On July 10, 2023, the Company closed its brokered private placement in which it issued 1,090,933 units of the Company at a price of $4.125 per unit, for aggregate gross proceeds of $4,500,100. Each unit was comprised of one common share of the Company and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional share of the Company at an exercise price of $6.375 per share until July 10, 2025. In connection with the private placement, the Company paid a cash commission of $255,024 and issued 61,824 compensation options with an exercise price of $4.125 per share and expiry date of July 10, 2025.

•

On July 20, 2023, the Company completed the acquisition of Neutron, a wholly-owned subsidiary of enCore, which holds the Marquez-Juan Tafoya uranium project located in the Grants Uranium Merial District, Albuquerque, New Mexico. As consideration for the acquisition of Neutron, the Company issued 2,466,667 common shares to enCore and agreed to pay $5,000,000 in cash. At closing, the Company made a payment of $4,000,000 and the balance was paid on September 25, 2023.

•

On October 6, 2023, the Company closed a $4.3 million credit facility with existing shareholder Extract Advisors LLC, as agent, on behalf of Extract Capital Master Fund Ltd. The Credit Facility has a maturity date of October 6, 2028 and bears a coupon of the Secured Overnight Financing Rate (as defined in the Credit Facility) plus 5% per annum, payable semi-annually, provided the effective annualized rate of interest does not exceed an agreed limit.

•

On October 19, 2023, the Company entered into a definitive agreement with Nolan Holdings, Inc. to acquire 100% interest in 175 federal unpatented uranium mining claims, located in San Juan and Grand Counties in Utah. As consideration for the claims and associated data, the Company paid US$85,000 in cash and issued 200,000 Shares.

•

On December 21, 2023, the Company completed a private placement in which it issued 512,828 units at $4.875 per unit for gross proceeds of $2,500,037. Each unit was comprised of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share at an exercise price of $7.50 per share until December 21, 2025. In connection with the private placement, the Company incurred $138,505 of share issuance costs. The Company also issued 26,216 broker warrants with a fair value of $85,968, exercisable until December 21, 2025, at an exercise price of $7.50 per share.

Fiscal 2022:

•

On March 8, 2022, the Company announced the closing of the final tranche of a non-brokered private placement announced on January 11, 2022. The final tranche consisted of 958,940 Units at a price of $6.375 per Unit for gross proceeds of $6,116,644. Each Unit consisted of one common share of the Company plus one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at a price of $9.75 until March 7, 2024. The initial tranche of the non-brokered private placement, closed on February 23, 2022, consisted of 240,526 Units for gross proceeds of $1,533,356. Each Unit consisted of one common share of the Company plus one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at a price of $9.75 until February 23, 2024.

•

On April 21, 2022, the Company announced a $15,000,000 bought deal consisting of 1,666,667 Subscription Receipts at a price of $9 per Subscription Receipt. Each Subscription Receipt consisted of one common share of the Company plus one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at a price of $13.50 until May 12, 2027. All precedent conditions related to the conversion of the Subscription Receipts into Units were satisfied.

•

On June 8, 2022, the Company announced that it had completed the settlement of US$18,340,000 of indebtedness which was owed to UEC. The indebtedness was fully settled through the payment to UEC of US$9,170,000 in cash from net proceeds of the offering announced on April 21, 2022 and the issuance to UEC of 1,283,639 Anfield Energy Units which were issued at a deemed aggregate value of approximately US$9.17 million or US$7.125 (C$9) per Unit. Each Unit consisted of one common share of the Company plus one common share purchase warrant, with each warrant entitling the holder thereof to acquire one common share at a price of C$13.50 until May 12, 2027.

•

On November 14, 2022, the Company entered into a definite agreement with Wayne Minerals Inc. to acquire a 100% interest in 50 unpatented mining claims in the uranium-rich Artillery Peak project area, located in Mohave County, Arizona, USA. The Company paid US$150,000 ($199,665) cash and issued 333,333 common shares with a fair value of $2,000,000. The Seller retained a 3% Net Smelter Returns royalty (“NSR”) which can be bought back for US$450,000 at US$150,000 per percentage point. During the year ended December 31, 2023, the Company bought back 3% NSR with US$450,000.

B.	Business Overview

General Development of the Business

Anfield Energy is a uranium and vanadium development company which holds all of its mining assets in the United States. The Company plans to focus on advancing certain of its assets – the Velvet-Wood project, the Slick Rock project and the Shootaring Canyon mill – to production within the next two to three years.

In the next twelve months, Anfield aims to:

1)	secure a large mine permit for Velvet-Wood in 2025;

2)	submit its PoO for Slick Rock to the DOE;

3)	determine the most prospective of its DOE Leases through data review and preliminary drilling (where necessary); and

4)

commence clean-up work at the Shootaring Canyon mill site while awaiting approval of its mill reactivation plan, which was submitted to the UDEQ in April of 2024. Discussions between Anfield and the UDEQ regarding the plan are continuing, and a site visit to Shootaring was undertaken by the UDEQ’s Section Manager of Uranium Recovery in April of 2025.

Anfield’s twelve-month budget is approximately $8.5 million, and the Company currently has $13.9 million in cash on its balance sheet.

The Company holds mining claims and leases in Utah, Colorado, New Mexico and Arizona.

The Company has five subsidiaries:

•	Anfield Energy Inc. – Parent (British Columbia)

•	Anfield Resources Holding Corp. – Subsidiary, 100% owned by the Company (Utah)

•	ARH Wyoming Corp. – Subsidiary, 100% owned by the Company (Wyoming)

•	Highbury Resources Inc. – Subsidiary, 100% owned by the Company (Wyoming)

•	Anfield Precious Metals Inc. – Subsidiary, 100% owned by the Company (South Dakota)

•	Neutron Energy, Inc. – Subsidiary, 100% owned by the Company (Nevada)

Principal Products and Services

The Company is in the exploration and development stage of operations and is in the process of advancing its assets towards production. The Company does not currently have any products available to sell.

Principal Markets

Not applicable.

Seasonality

The Company is currently in the exploration and development stage, and so its activities could be curtailed by harsh weather in the states in which it operates. Federal and/or State government regulations may also prohibit mining activities at certain times of the year due to bird migration and the like.

Manufacturing and Availability of Raw Materials

Not applicable.

Marketing Plans and Strategies

Not applicable.

Proprietary Protection

The Company is dependent on its Radioactive Materials License (RML), an item which allows for the processing of radioactive material such as uranium. The RML is a scarce item within the United States, with only four U.S. uranium mills currently in existence according to a May 2024 domestic uranium production report released by the U.S. Energy Information Administration.

Competitive Position

Not applicable.

Government Regulations

The DOE has granted mining leases in Colorado to the Company for the purpose of uranium and vanadium mining extraction and production. The leases include both a pre-production royalty and production royalty obligation.

The State of Utah is responsible for the oversight of the Company’s Radioactive Materials License.

C.	Organizational Structure

The corporate structure of Anfield, its material subsidiaries, the jurisdiction of incorporation of such corporations and the percentage of equity ownership are listed below:

•	Anfield Energy Inc. – Parent (British Columbia)

•	Anfield Resources Holding Corp. – Subsidiary, 100% owned by the Company (Utah)

•	ARH Wyoming Corp. – Subsidiary, 100% owned by the Company (Wyoming)

•	Highbury Resources Inc. – Subsidiary, 100% owned by the Company (Wyoming)

•	Anfield Precious Metals Inc. – Subsidiary, 100% owned by the Company (South Dakota)

•	Neutron Energy, Inc. – Subsidiary, 100% owned by the Company (Nevada)

D.	Property, Plants and Equipment

Overview

The Company is a uranium and vanadium exploration company. All of the Company’s mineral properties are in either an exploration or development stage and are located in the United States. The Company’s material properties are the:

•	100% owned Velvet Wood Project in Utah;

•	100% owned Slick Rock Uranium Project in Colorado; and

•	100% owned West Slope Uranium Project in Colorado.

The Company’s additional processing facilities include the:

•	100% owned Shootaring Canyon Mill in Utah.

In addition to the above properties, the below table summarizes our additional DOE leases and non-material projects:

Table 1 – Non-Material Anfield Properties

			Centroid Location (WGS 84)
Project	State	County	Northing	Easting	Ownership	No. Claims	No. Leases	Lease Type	Acreage

Additional DOE Leases
C-JD-5	Colorado	Montrose	38° 13’ 36”	108° 44’ 16”	100% ANF	0	1	DOE	150.7
C-JD-5A	Colorado	Montrose	38° 13’ 29”	108° 43’ 27”	100% ANF	0	1	DOE	24.5
C-SR-10	Colorado	San Miguel	37° 57’ 19”	108° 58’ 32”	100% ANF	0	1	DOE	637.6
C-SR-11	Colorado	San Miguel	37° 59’ 16”	108° 59’ 30”	100% ANF	0	1	DOE	1303.2
C-SR-11A	Colorado	San Miguel	37° 58’ 07”	109° 01’ 08”	100% ANF	0	1	DOE	1296.8
C-SR-13	Colorado	San Miguel	38° 02’ 11”	108° 52’ 50”	100% ANF	0	1	DOE	1077.3
C-SR-13A	Colorado	San Miguel	38° 03’ 03	108° 53’ 59	100% ANF	0	1	DOE	419.7
C-SR-15	Colorado	San Miguel	38° 03’ 16”	108° 55’ 49”	100% ANF	0	1	DOE	349.8
C-SR-15A	Colorado	San Miguel	38° 03’ 19”	108° 56’ 37”	100% ANF	0	1	DOE	172.3
C-SR-16	Colorado	San Miguel	37° 59’ 33”	108° 56’ 45”	100% ANF	0	1	DOE	1790.4
C-SM-18	Colorado	Montrose	38° 23’ 15”	108° 44’ 35”	100% ANF	15	1	DOE	1492.3
C-LP-21	Colorado	Montrose	38° 18’ 01”	108° 44’ 08”	100% ANF	0	1	DOE	650.7
C-LP-22	Colorado	Montrose	38° 18’ 24”	108° 45’ 03”	100% ANF	0	1	DOE	224.3
C-LP-22A	Colorado	Montrose	38° 18’ 59”	108° 45’ 41”	100% ANF	0	1	DOE	409.2
C-LP-23	Colorado	Montrose	38° 16’ 32”	108° 42’ 14”	100% ANF	0	1	DOE	596
C-WM-17	Colorado	San Miguel/ Montrose	38° 09’ 13”	108° 49’ 43”	100% ANF	0	1	DOE	475
C-CM-25	Colorado	Montrose	38° 21’ 18”	108° 46’ 45	100% ANF	0	1	DOE	639.2

Additional Projects
Newsboy	Arizona	Maricopa	33d 50’ 55”	-112d 40’ 33”	100% ANF	35	4	State	2243
Findlay Tank	Arizona	Mohave	36d 41’ 45”	-112d 40’ 40”	100% ANF	7	0	N/A	144
Date Creek-Artillery Peak	Arizona	Mohave	34d 24’ 06”	-113d 35’ 05”	100% ANF	205	0	N/A	2800
Marquez-Juan Tafoya	New Mexico	McKinley/ Sandoval	35d 18’ 00”	-107d 18’ 00”	100% ANF	0	26	Private	18712
Marysville	Utah	Beaver	38d 22’	-112d 32	100% ANF	65	0	N/A	1340
Frank M	Utah	Garfield	37d 47’ 31”	-110d 40’ 23”	100% ANF	45	2	State	23970
Mi Vida	Utah	San Juan	38d 11’ 29.5”	-109d 15’ 23.4”	100% ANF	12	0	N/A	236.6
Papoose	Utah	San Juan	38d 13’ 9”	-109d 14’ 28”	100% ANF	0	1	State	360

ANFIELD ENERGY PROPERTIES, ARIZONA
LEGEND
County Line
Highways
Non-Material Properties (Centroids)
Findlay Tank
Mohave County
Coconino County
Yavapai County
Date Creek-Artillery Peak
Newsboy
Maricopa County
NV
UT
CO
AZ
NM
CA
Phoenix
Mexico

Figure 1 – Project Location Map – Arizona

ANFIELD ENERGY PROPERTIES, COLORADO
LEGEND
County Line
Highways
Resource Properties
Patented Claims
Non-Material Properties (Centroids)
SM-18
CM-25
LP-22A
LP-21
LP-21
LP-23
JD-7
JD-8
JD-5
JD-5A
JD-9
JD-6
WM-17
Utah
Montrose County
San Miguel County
SR-15
SR-15A
SLICK ROCK
SR-13A
SR-13
SR-11
SR-16
SR-11A
SR-10
UT CO
AZ NM

Figure 2 – Project Location Map – Colorado

Figure 3 – Project Location Map – New Mexico

ANFIELD ENERGY PROPERTIES, UTAH
LEGEND
County Line
Highways
Resource Properties
Mill Property
Non-Material Properties (Centroids)
Marysville
Beaver County
Papoose
Mi Vida
Velvet Wood
Frank M
Shootaring Canyon Mill
Garfield County
San Juan County
Arizona
UT CO
AZ NM

Figure 4 – Project Location Map – Utah

Shootaring Canyon Mill

The Shootaring Canyon Mill was licensed and constructed by Plateau Resources and operated in 1982. U.S. Energy and Uranium One were also previous owners of the Shootaring Mill. The mill has not been decommissioned and has been under care and maintenance since cessation of operations. The mill license has been maintained and Anfield has submitted its production reactivation plan for the Shootaring Canyon mill to UDEQ. The plan addresses the updating the mill’s radioactive materials license from its current standby status to operational status and the increasing of both throughput capacity and the tripling of licensed production capacity.

Early-stage refurbishment of Shootaring will take place during the review of the restart application, preparing the Company to complete refurbishment as soon as the restart application is approved. The Company is targeting the mill restart in 2027. The Company estimates the Shootaring Canyon mill uranium circuit refurbishment will cost US$31.4 million, based on existing tonnage capacity of 750 tons per day. The Company is currently evaluating an expansion of throughput in the uranium circuit in connection with the refurbishment. In the event the Company decides to proceed with a concurrent expansion, it is expected that initial capital costs will increase beyond the initial estimate.

With the application submitted to the UDEQ, the Company can prepare for uranium mill and tailings refurbishment and vanadium circuit construction. Steps include: the rough grading of the tailings pond cell area in advance of cell design approval; the moving of ore stockpiles and remediation of sections of the restricted area to establish a new radiation control boundary; the building of a new ore dump wall and transportation roads, along with a truck wash station; the demolition of all infrastructure to be replaced (e.g., electrical, controls, leach tanks); the installation of new generators, acid tanks and fuel tanks; the construction of the vanadium circuit building and counter-current decantation circuit footers; the building of new ore pads where Velvet-Wood ore can be stockpiled in anticipation of mill restart; and the ordering of tanks and vessels needed for processing circuits, having equipment onsite and ready to install once the license is approved. The Company estimates the vanadium circuit construction and the tailings facility refurbishment will cost US$13.4 million and US$20 million, respectively.

In July 2024, the Company received an affirmative completeness review from the UDEQ with respect to its Shootaring Mill production restart application. This affirmation allows for the detailed technical review of the mill application to proceed, which represents a critical step towards the restart of uranium production at Shootaring. The comprehensive application is designed to both update the mill’s radioactive materials license from its current standby status to operational status and increase both throughput capacity and licensed output capacity at the mill.

Summary Tables of Mineral Resource Estimates

Table 2 : Resource Summary Table - Uranium

			Measured			Indicated			Measured and Indicated			Inferred
State	Project	GT Cutoff	Tons (‘000’s)	Grade (%eU3O8)	Pounds (‘000’s)	Tons (‘000’s)	Grade (%eU3O8)	Pounds (‘000’s)	Tons (‘000’s)	Grade (%eU3O8)	Pounds (‘000’s)	Tons (‘000’s)	Grade (%eU3O8)	Pounds (‘000’s)
Utah	Velvet-Wood	0.5 GT (4ft of 0.125% eU3O8)	283	0.32	1836	346	0.36	2488	629	0.34	4324	87	0.32	552
Subtotal Utah			283	0.32	1836	346	0.36	2488	629	0.34	4324	87	0.32	552
Colorado	Slick Rock	0.4 GT (4ft of 0.10% eU3O8)										1749	0.23	7858
	JD-6 Lease	0.5 GT (4ft of 0.125% eU3O8)				31	0.27	171	31	0.27	171
	JD-6 Lease	0.5 GT (4ft of 0.125% eU3O8)				722	0.21	3083	722	0.21	3083
	JD-6 Lease	0.5 GT (4ft of 0.125% eU3O8)				199	0.24	960	199	0.24	960
	JD-6 Lease	0.5 GT (4ft of 0.125% eU3O8)				108	0.21	453	108	0.21	453
Subtotal Colorado						1060	0.22	4667	1060	0.22	4667	1749	0.23	7858
Total			283	0.32	1836	1406	0.25	7155	1689	0.27	8991	1836	0.23	8410

1: S-K 1300, NI 43-101, and CIM definitions were followed for definition of Mineral Resources.

2: Resources are estimated In Situ.

3: Mineral Resources are estimated using a long-term uranium price of US$70 per pound. Mineral Resources are estimated using a long-term vanadium price of US$12 per pound. As stated in each of the SK-1300 reports under subheading Commodity Price: “vanadium prices are more transparent than uranium prices. Vanadium pentoxide price ranged from $5.45 to $16.40 per pound in the period from 2019 through 2024. The lowest price occurred in 2024 and the highest price in 2019 according to the U.S. Geological Survey. As recently as August 9, 2022, Energy Fuels Inc. announced their Q2-2022 results which states: ‘as a result of strengthening vanadium markets, during the six months ended June 30, 2022, the Company sold approximately 575,000 pounds of V2O5 at a gross weighted average price of $13.44 per pound of V2O5.’ This private sale in the U.S. was well above the world average and is considered by the authors as more representative of domestic sales expected for U.S. production.” Based on the preceding information, a price of $12.00 per pound for vanadium pentoxide is recommended. See Commodity Pricing Estimates below for further discussion on the Company’s expectations for pricing of U.S. produced vanadium.

4: Bulk density is 0.07 tons/ft3 (14.5 ft3/ton).

5: Metallurgical Recovery 92%.

6: Estimated grades are based on underground mining and reflect mine dilution.

7: Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

8: Numbers may not add due to rounding.

9: Pounds and tons as reported are rounded to the nearest 1,000.

10: “GT cutoff” is a marginal cutoff grade and is based on costs for mining, haulage, mineral processing, and taxes and royalties but does not include, reclamation and capital expenditure write-off as these costs are borne by the primary mined material.

Table 3 : Resource Summary Table - Vanadium

			Measured			Indicated			Measured and Indicated			Inferred
State	Project	Uranium GT Cutoff	Tons (‘000’s)	Grade (%eU3O8)	Pounds (‘000’s)	Tons (‘000’s)	Grade (%eU3O8)	Pounds (‘000’s)	Tons (‘000’s)	Grade (%eU3O8)	Pounds (‘000’s)	Tons (‘000’s)	Grade (%eU3O8)	Pounds (‘000’s)
Utah	Velvet-Wood	0.5 GT (4ft of 0.125% eU3O8)										716	0.48	6826
Subtotal Utah												716	0.48	6826
Colorado	Slick Rock	0.4 GT (4ft of 0.10% eU3O8)										1749	1.35	47148
	JD-6 Lease	0.5 GT (4ft of 0.125% eU3O8)										31	1.38	855
	JD-6 Lease	0.5 GT (4ft of 0.125% eU3O8)										722	1.07	15415
	JD-6 Lease	0.5 GT (4ft of 0.125% eU3O8)										199	1.54	4800
	JD-6 Lease	0.5 GT (4ft of 0.125% eU3O8)										108	1.05	2265
Subtotal Colorado												2809	1.28	70483
Total												3525	1.1	77309

1: S-K 1300, NI 43-101, and CIM definitions were followed for definition of Mineral Resources.

2: Resources are estimated In Situ.

3: Mineral Resources are estimated using a long-term uranium price of US$70 per pound. Mineral Resources are estimated using a long-term vanadium price of US$12 per pound. As stated in each of the SK-1300 reports under subheading Commodity Price: “vanadium prices are more transparent than uranium prices. Vanadium pentoxide price ranged from $5.45 to $16.40 per pound in the period from 2019 through 2024. The lowest price occurred in 2024 and the highest price in 2019 according to the U.S. Geological Survey. As recently as August 9, 2022, Energy Fuels Inc. announced their Q2-2022 results which states: ‘as a result of strengthening vanadium markets, during the six months ended June 30, 2022, the Company sold approximately 575,000 pounds of V2O5 at a gross weighted average price of $13.44 per pound of V2O5.’ This private sale in the U.S. was well above the world average and is considered by the authors as more representative of domestic sales expected for U.S. production.” Based on the preceding information, a price of $12.00 per pound for vanadium pentoxide is recommended. See Commodity Pricing Estimates below for further discussion on the Company’s expectations for pricing of U.S. produced vanadium.

4: Bulk density is 0.07 tons/ft3 (14.5 ft3/ton).

5: Metallurgical Recovery 75%.

6: Estimated grades are based on underground mining and reflect mine dilution. Pounds of Vanadium were estimated using documented mine production vanadium : uranium ratios and comparative review of the limited number of intercepts assayed for both uranium and vanadium. Vanadium mineral resources are reported as inferred mineral resources due to limited current assays to verify reported mine production vanadium : uranium ratios. When mineral resources were first reported on these and similar projects by the author under NI 43-101 circa 2008, TSX regulators required a reduced mineral resource categorization as the estimated grade for vanadium was based on the V:U ratio from mine production records supported by limited current vanadium assays

7: Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

8: Numbers may not add due to rounding.

9: Pounds and tons as reported are rounded to the nearest 1,000.

Commodity Pricing Estimates

When determining commodity prices and cut-offs to use for mineral estimates, the Company reviewed current analyst forecasts for commodity prices for uranium and vanadium, including those in Table 4 below.

Company	Date	2025	2026	2027	2028	2029	LT
B. Riley Securities	01-Feb-24	$97.65	$101.38	$104.89	$107.97	$80.00	$80.00
Bank of America	08-Jan-24	$115.00	$85.00	$75.00	$65.00	$55.00	$55.00
BMO	25-Jun-24	$88.00	$85.00	$85.00	$90.00	$75.00	$75.00
Bell Potter	17-Feb-25	$82.00	$113.00	$125.00	$105.00	$90.00	$90.00
Beacon	21-Jan-25	$75.00	$75.00	$75.00	$75.00	$75.00	$75.00
Canaccord	4-Feb-25	$82.50	$110.00	$90.00	$90.00	$90.00	$90.00
Cantor	2-Feb-24	$130.00	$140.00	$145.00	$150.00	$150.00	$150.00
CIBC	5-Feb-25	$90.00	$95.00	$80.00	$80.00	$80.00	$80.00
Citigroup	4-Jun-24	$110.00	$110.00	$115.00	$115.00	$115.00	$115.00
Cormark	9-Feb-24	$80.00	$80.00	$80.00	$80.00	$90.00	$90.00
Eight Capital	22-Apr-24	$110.00	$120.00	$110.00	$75.00	$75.00	$75.00
Goldman Sachs	01-Apr-24	$90.00	$90.00	$90.00	$90.00	$90.00	$90.00
Haywood	15-Feb-24	$110.00	$110.00	$95.00	$85.00	$85.00	$85.00
HC Wainwright	7-Mar-24	$90.00	$90.00	$90.00	$90.00	$90.00	$90.00
Jeffries	8-Apr-24	$123.00	$110.00	$90.00	$74.00	$65.00	$65.00
Macquarie	25-Jan-24	$90.00	$90.00	$76.30	$76.30	$76.30	$76.30
National Bank	16-Dec-24	$91.00	$103.00	$103.00	$90.00	$85.00	$85.00
Ventum	11-Feb-25	$75.00	$85.00	$85.00	$85.00	$85.00	$85.00
Raymond James	5-Feb-25	$79.53	$83.83	$85.00	$85.00	$85.00	$85.00
RBC	5-Dec-24	$85.00	$95.00	$90.00	$85.00	$100.00	$100.00
Red Cloud	10-Jan-25	$85.00	$90.00	$90.00	$90.00	$90.00	$90.00
Roth Capital	23-Oct-24	$97.50	$100.00	$90.00	$90.00	$90.00	$90.00
Scotia	5-Feb-25	$80.00	$90.00	$95.00	$100.00	$75.00	$75.00
Shaw & Partners	16-Oct-24	$124.00	$150.00	$150.00	$140.00	$120.00	$100.00
SCP	23-Feb-24	$120.00	$100.00	$100.00	$80.00	$80.00	$80.00
TD	5-Feb-25	$83.00	$100.00	$100.00	$100.00	$80.00	$80.00
UBS	12-Dec-24	$78.00	$80.00	$82.50	$82.50	$82.50	$82.50

Analyst Consensus - All (27 Firms)		$94.86	$99.30	$96.17	$91.70	$87.18	$86.44

Analyst Consensus - T6M (14 Firms)		$86.25	$97.85	$95.75	$92.68	$87.68	$86.25

Company	Date	2025	2026	2027	2028	2029	LT
Alliance Global Partners	13-Jan-25	-	-	-	-	-	$8.00
H.C.Wainwright	12-Feb-25	$5.25	$5.25	$5.25	$5.25	$5.25	$5.25
RBC	19-Nov-24	$7.00	$8.00	$8.00	$8.00	$8.00	$8.00
Red Cloud	07-Jan-25	$6.00	$8.00	$8.00	$8.00	$8.00	$8.00

Average		$6.08	$7.08	$7.08	$7.08	$7.08	$7.31

Table 4 – Analyst Forecasts for Uranium Prices (above) and Vanadium Prices (below) presented in USD

Future prices for uranium are projected by analysts to be greater than $70 per pound used in the determination of cutoff criteria. Future prices for vanadium, as stated in Table 4 reflect the world market and are lower than $12 per pound used in the determination of cutoff criteria. Future prices for U.S. produced vanadium will depend on supply and demand. World vanadium supply in 2024 was driven by Russia, China, South Africa, and Australia. No production in the U.S. was reported for 2023 or 2024 according to the U.S. Geological Survey. With respect to supply, Russia does not provide vanadium to the U.S. and U.S. trade negotiations with China may affect supply. With respect to demand, new Chinese standards for rebar and increased use of vanadium redox flow batteries are expected to increase demand. Historically, vanadium prices have risen dramatically during periods of high demand and restricted supply. The Company believes that these factors, among others, may increase the price for U.S. produced vanadium in future years and has therefore used a using a long-term vanadium price of US$12 per pound.

The Company also notes that applying the analyst projected long-term commodity prices for uranium and vanadium, Table 4, to gross valuation of the mined material used in the evaluation of cutoff criterion, the variation in gross value diminished by a 5% for the Slick Rock, 2% for West Slope, and increased by 13% for Velvet-Wood. Such variances do not materially affect the cutoff determinations and criterion used in the mineral resource estimates.

Reasonable Prospects of Economic Extraction and Cutoff Determination

For the material properties, Velvet-Wood, Slick Rock, and the West Slope (DOE leases JD6, JD7, JD8, and JD9) underground mining using a random room and pillar configuration has been assumed. Mined material would be hauled to and processed at Anfield’s Shootaring Canyon mill. The random room and pilar mining method is commonly used for similar projects throughout the Colorado Plateau.

Conceptual CAPEX and OPEX estimates have been completed for the Velvet-Wood and Slick Rock uranium projects with mineral processing via the Shootaring Canyon Mill (Mill) and were publicly disclosed in a previous NI 43-101 report titled “The Shootaring Canyon Mill and Velvet-Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment, NATIONAL INSTRUMENT 43-101”, dated May 6, 2023 (Beahm, et al 2023). CAPEX estimates for underground mine equipment, pre-production expenditures, and surface facilities were based on InfoMine™ cost data. Mine OPEX was based on InfoMine™ cost data, Bureau of Labor Statistics for Utah and Colorado (through 2021), and haulage costs to the Mill based on use of existing roads and highways and data from the American Transportation Research Institute (ATRI) and the Energy Information Administration (EIA). CAPEX and OPEX for the Mill were based on an updated evaluation by the authors of a pre-feasibility study for refurbishing the uranium mill by Lyntek completed in 2008, and the addition of a vanadium circuit.

Estimated Capital Expenditures (CAPEX) include:

•	Pre-production expenses related to engineering design, metallurgical testing, and permitting.

•	Mine facilities and equipment.

•	Direct processing plant refurbishing costs.

•	Tailings related costs.

Estimated Operating Expenditures (OPEX) include:

•	Direct mining costs.

•	Haulage and handling costs for delivery of mined and stockpiled material to the Mill.

•	Direct mineral processing costs.

•	Reclamation and bonding costs.

•	Royalties and taxes.

The Cutoff criterion for estimation of mineral resources considers minimum grade, minimum thickness and the combination of these criteria as the grade thickness product (GT). In addition to the cutoff criterion applied, individual areas of mineralization were evaluated for economic extractability based on the costs of driving a 10ft x 10 ft drift into the mineral from the closest adjacent area of grade. Isolating pods not meeting break-even returns were excluded from the mineral resource estimate.

In practice, due to the configuration and variability of the deposits, minimum mining thickness and width, and restraints on mining selectivity, mineralized material will be removed from the mine which will not meet grade for immediate haulage and processing. However, this material has future economic value if it meets or exceeds marginal forward costs and will be stockpiled at the mine site for future haulage and processing. Whereas mining costs will be allocated to the mined material meeting grade for immediate haulage and processing, the value of the stockpiled lower grade material and/or lower grade material left in the mine is based on the price of the recovered products, less the any additional mining or handling costs, haulage costs, processing costs, and other direct costs including royalites and taxes but would not include write-off of CAPEX, reclamation costs.

Minimum GT cutoff and cutoff calculations for the Material Properties follow:

Velvet-Wood:

The minimum GT cutoff used in the mineral resource estimate varied by area from 0.25 to 0.50 GT. At the diluted 4-foot thickness this equates to a minimum grade of 0.0625 to 0.125% eU3O8. Applying the minimum GT criterion and additional economic restraints, discussed herein, the estimated average mine grade for the Velvet-Wood project is 0.29 %eU3O8.

Velvet-Wood Cutoff Calculation

OPEX	Marginal Forward Cost $/ton	Fully Loaded Costs $/ton
Mining	$80.00	$80.00
Haulage	$20.70	$20.70
Mineral Processing	$69.70	$69.70
Reclamation Mine		$2.94
Other tax, royalty, bonding	$10.83	$50.00
Total OPEX	$181.23	$223.34
CAPEX
Individual mines $29,930 m USD		$21.64
Mill ($64,800 m USD/3,756 m tons total*)	$-	$17.25
Total CAPEX	$-	$38.89
Total Cost per Ton	$181.23	$262.22
Value at minimum GT	$192.50
Value at average mined grade		$446.60
Difference - Value Less Cost	$11.27	$184.38

Notes:

4 ft minimum thickness

$70 Uranium, 92% recovery

$12 Vanadium, 75% recovery

Minimum Grade at 0.5 GT, 0.125% U3O8, V:U ratio 1.4, Average Grade 0.34% U3O8, V:U ratio 1.4

Calculation of mineral value: Value = (U (lbs/ton)*Recovery*Price) + (V (lbs/ton)*Recovery*Price)

*Total tons include West Slope, Velvet-Wood, and Slick Rock mines feeding the Mill

Slick Rock:

The minimum GT cutoff used in the mineral resource estimate was 0.40 GT. At a diluted 4-foot thickness this equates to an average grade of 0.10 %eU3O8. Applying the minimum GT criterion and additional economic restraints the estimated average mine grade for the Slick Rock project is 0.23 %eU3O8.

Slick Rock Cutoff Calculation

OPEX	Marginal Forward Cost	Fully Loaded Costs $/ton
Mining	$124.00	$124.00
Haulage	$23.00	$23.00
Mineral Processing	$69.70	$69.70
Reclamation Mine		$9.69
Taxes and Royalties	$21.74	$50.00
Total OPEX	$238.44	$276.39
CAPEX
Individual mine ($25,300 m USD)		$15.21
Mill ($64,800 m USD/3,756 m tons total*)	$-	$17.25
Total CAPEX	$-	$32.47
Total Cost per Ton	$113.08	$308.86
Value at minimum GT	$236.80
Value at average mined grade		$544.64
Difference - Value less Cost	$(1.64)	$235.78

Notes:

4 ft minimum thickness

$70 Uranium, 92% recovery

$12 Vanadium, 75% recovery

Minimum GT 0.4 = Grade 0.10% U3O8, Average Grade 0.23% U3O8, V:U ratio 6

Calculation of mineral value: Value = (U (lbs/ton)*Recovery*Price) + (V (lbs/ton)*Recovery*Price)

*Total tons includes West Slope, Velvet-Wood, and Slick Rock mines feeding the Mill

West Slope (DOE leases JD6, JD7, JD8, and JD9):

The minimum GT cutoff used in the mineral resource estimate was 0.50 GT. At the diluted 4-foot thickness this equates to a minimum grade of 0.125 %eU3O8. Applying the minimum GT criterion and additional economic restraints, discussed herein, the estimated average mine grade for the West Slope project is 0.23 %eU3O8.

West Slope Cutoff Calculation

OPEX	Marginal Forward Cost $/ton	Fully Loaded Costs $/ton
Mining	$80.00	$80.00
Haulage	$28.75	$28.75
Mineral Processing	$69.70	$69.70
Reclamation Mine		$4.93
Other tax, royalty, bonding	$52.50	$140.00
Total OPEX	$230.95	$323.38
CAPEX
Individual mines		$23.06
$29,930 m USD
Mill $64,800 m USD	$-	$17.25
3,756 m tons total*
Total CAPEX	$-	$48.35
Total Cost per Ton	$230.95	$371.73
Value at minimum GT	$273.50
Value at average mined grade		$437.60
Difference - Value Less Cost	$42.55	$65.87

Notes:

4 ft minimum thickness

$70 Uranium, 92% recovery

$12 Vanadium, 75% recovery

Minimum Grade at 0.5 GT, 0.125 % U3O8, V:U ratio 5, Average Grade 0.20 % U3O8, V:U ratio 5

Calculation of mineral value: Value = (U (lbs/ton)*Recovery*Price) + (V (lbs/ton)*Recovery*Price)

*Total tons includes West Slope, Velvet-Wood, and Slick Rock mines feeding the Mill

Summary of Regulatory Status for Required Permits and Licenses

The below table provides a summary of the permits and licenses required to operate our material properties and the status of these permits and licenses and criterion used in the mineral resource estimates.

Permits/Licenses	Lead Agency/Cooperating Agency	Purpose	Status 2025

Shootaring Canyon Mill

Radioactive Material License	UDEQ-DWMRC	License to possess and process uranium ores and associated wastes	In timely renewal, partial submittal, submittal completion in process

Bond	UDEQ-DWMRC	Reclamation Surety	In place for current facility reclamation, updated bond required for return to operational status

Dam Permit	UDNR-DWR/SEO	Tailings Impoundment Embankment permit	In place, updated submittal pending approval of Radioactive Materials License

Air Authorization Order (minor source)	UDEQ-AQD	Air quality	In process

Groundwater Discharge Permit	UDEQ-WQD	Groundwater protection from water treatment	In timely renewal, approval pending

State Well Permits	UDEQ-DWMRC/SEO	Permitting groundwater wells for mill process water supply and environmental monitoring	Water supply wells in place and permitted. New wells proposed for new tailings impoundment, permitting new wells pending DWMRC approval of Groundwater Discharge Permit renewal application

Water Rights	UDEQ-DWMRC/SEO	Mill processing water supply	Transfer from previous owner in process.

Velvet-Wood Mine

Large Mine Permit	UDNR-DOGM/BLM	Mining permit	Existing, Update in Progress

UPDES Permit	UDNR-DOGM	Discharge of treated mine water	Approved in 2024

Groundwater Discharge Permit	UDNR-DOGM/UDEQ-WQD	Groundwater protection from water treatment	Approved in 2024

Air Authorization Order (minor source)	UDNR-DOGM/UDEQ-AQD	Air quality	Approved in 2008, expired, renewal in progress

County Septic System	San Juan County	Mine surface operations septic system	Pending application

Source Material License	UDEQ-DWMRC/UDNR-DOGM/BLM	Management or radioactive solid material generated from mine water treatment	Pending application

State Well Permits	UDNR-DOGM/SEO	Permitting groundwater wells for environmental monitoring	Complete

Water Rights	UDEQ-DWMRC/SEO	Mine operations water supply	10yr Appropriated Water Right 2024-2034

Slick Rock Mine

Large Mine Permit	CDRMS/BLM	Mining permit	Pending application

Stormwater Discharge Permit	CDHPE	Discharge of treated mine water	Pending application

Groundwater Discharge Permit	CDHPE	Groundwater protection from water treatment	Pending application

Air Permit (minor source)	CDHPE	Air quality	Pending application

County Septic System	San Miguel County	Mine Surface Ops Septic system	Pending application

Source Material License	CDHPE	Management or radioactive solid material generated from mine water treatment	Pending application

State Well Permits	CDWR	Permitting groundwater wells for environmental monitoring	Pending application

Water Rights	CDWR	Mine operations water supply	Transfer from previous owner in process.

Table 5 – Summary of Regulatory Status for Required Permits and Licenses

Summary of Environmental Data and Studies

The below table provides a overview of the environmental studies undertaken in connection with operating our material properties and the current status of those studies.

Environmental Data/Studies	Lead Agency/Cooperating Agency	Status

Shootaring Canyon Mill

Geology and Soil	UDEQ-DWMRC	Complete

Groundwater	UDEQ-DWMRC-WQD	Complete

Surface Water	UDEQ-DWMRC-WQD	Complete

Ecological Resources	UDEQ-DWMRC	Complete

Air Quality and Meteorology	UDEQ-DWMRC-AQD	Update in progress

Cultural Resources	UDEQ-DWMRC-SHPO	Complete

Velvet Wood Mine

Geology and Soil	DOGM/BLM	Complete/Historical Data

Groundwater	DOGM/BLM	Update study in progress

Surface Water	DOGM/BLM	Complete/Historical Data

Ecological Resources	DOGM/BLM	Complete

Air Quality and Meteorology	DOGM/BLM	Complete/Historical Data

Cultural Resources	DOGM/BLM	Complete

Slick Rock Mine

Geology and Soil	CDRMS /BLM	Complete/Historical Data

Groundwater	CDRMS /BLM	New study required

Surface Water	CDRMS /BLM	New study required

Ecological Resources	CDRMS /BLM	New study required

Air Quality and Meteorology	CDRMS /BLM	New study required

Cultural Resources	CDRMS /BLM	New study required

Table 6 – Summary of Environmental Data and Studies

Material Properties

Velvet Wood

The following technical and scientific description of the exploration stage Velvet Wood Project is based in part on the report titled “VELVET WOOD PROJECT INITIAL ASSESSMENT, US SEC Subpart 1300 Regulation S-K Report, San Juan County, Utah, USA”, dated April 15, 2025, prepared by Messrs. Beahm and Warren (the “Velvet Wood Technical Report Summary”). The Velvet Wood Technical Report Summary was prepared in accordance with S-K 1300 and attached hereto as Exhibit 96.3.

The Velvet-Wood project is proposed and permitted as an underground mining project. The Velvet Wood area is located in San Juan County, Utah, approximately 31 miles from Monticello, Utah in Township 31 South, Range 25 East, Sections 2, 3, 4 and 10, at Latitude 38o 07’ 00” North and Longitude 109º 09’ 00” West. The Wood area is located in Township 31 South, Range 26 East, Sections 6 and 7 and Township 31 South, Range 25 East, Sections 1, 11, and 12 at Latitude 38o 08’ 00” North and Longitude 109o 06’ 00” West.

In total the mineral holdings within the Project area comprise 86 mining lode claims and one state lease over approximately 2,140 acres. The below Velvet-Wood Mineral Ownership and Claim Map, shows the approximate location of the state lease and the unpatented mining lode claims that are part of the Velvet Wood Project.

Figure 5 – Velvet-Wood Ownership and Claim Map

Figure 5 shows the approximate location of unpatented mining lode claims and state leases that are part of the Velvet Wood Project. Copies of recent claim filings with the Bureau of Land Management (“BLM”) for unpatented mining lode claims were provided by Anfield.

Mineral Rights

Unpatented mining claims, both lode and placer, are under the authority of the Mining Law of 1872 on federal lands administered by the BLM. Under the Mining Law, the locator has the right to explore, develop, and mine on unpatented mining claims without paying production royalties to the federal government. Claim maintenance fees of $165 per claim are due by September 1st of each year. Unpatented federal lode mining claims are designated in the field by four corner posts, two end-center posts, and a location monument. Claim location notices for each unpatented claim are recorded in the county recorder’s office of the county in which the claims are located, and then filed with the BLM state office.

In addition to the mining lode claims, three quarters of Section 2 is a State of Utah lease ML 49377. To maintain these mineral rights Anfield must comply with the state lease provisions including annual payments to State of Utah for leases ML 49377 and BLM and San Juan County, Utah filing and/or annual payment requirements to maintain the validity of the unpatented mining lode claims. The total annual payment required to maintain all interests in the project is approximately $20,000.

Surface Rights

The Velvet-Wood mining claims are on public lands; the surface and mineral rights are administered by the BLM. The Mining Law of 1872 provides for surface rights associated with mining claims provided the use and occupancy of the public lands in association with the development of locatable mineral deposits is reasonably incident including prospecting, mining, or processing operations and is approved by the appropriate BLM Field Office. The state lease has similar provisions for surface use.

Significant Encumbrances

Permitting for Velvet-Wood Underground mining operations requires various approvals from the state of Utah DOGM and the US Bureau of Land Management. There is an existing Large Mine permit for the Velvet Mine. This existing permit is in the process of being revised to add the state lease to the Velvet Mine Area as well as the Wood Area while updating the clearance and bonding to meet the current State of Utah and federal regulations. The Velvet-Wood PoO has been submitted to both Utah DOGM and BLM comments have been received and are being responded to. Calculations for the reclamation surety are ongoing. Once the permit revision is accepted the mine permit will need to be bonded and kept active with quarterly and annual monitoring and reporting.

Financial assurance instruments are required by Utah for mining and exploration permits. There are currently two bonds in place for the Velvet-Wood Project. The first is associated with the Large Mining Operation Permit in the amount of $52,274 relating to the Velvet Mine. The second is associated with a Notice of Intent to Conduct Exploration in the amount of $17,770 related to the combined Velvet-Wood Project.

Uranium mining in Utah is subject to Mineral Production Tax. Mineral Production Tax Withholding was increased from 4% to its current level of 5% effective July 1, 1993. On the Section 2 State of Utah lease, an 8% gross value royalty is levied on uranium, and a 4% gross value royalty applies to vanadium production or other minerals. Additional state taxes would include property and sales taxes. At the federal level, profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties depletion tax credits are available on a cost or percentage basis, whichever is greater. For uranium, the percentage depletion tax credit is 22%, among the highest for mineral commodities.

The estate of Mr. Jim Butt holds a 2.5% gross production royalty on all uranium and vanadium recovered at the Shootaring Canyon Mill from material mined from the Velvet 1-9 claims. Mr. Kelly Dearth holds a 1% gross royalty for all uranium mined from the Wood claims, including UT 31-38, 41-44, 48, 50, 52, 54-72, and 129, a total of 37 claims.

To the authors’ knowledge there are no other forms of encumbrance related to the Project. The Velvet project has an existing mine permit. The mine has operated in the past. There are existing reclamation/closure requirements and bonds associated with these permits and licenses. The Project does have some risks similar in nature to other mining projects in general and uranium mining projects.

Physiography

The Velvet-Wood Uranium Project is located within the Lisbon Valley physiographic province in San Juan County, Utah. The project area is located primarily on a dipping bench above the Lisbon Valley, with elevations averaging 6,750 feet above sea level. Nearly 500 feet of elevation differential exists between the highest and lowest drill hole collars on the property. The site is located overlooking the Lisbon Valley. The Lisbon Valley drains through the Little Indian Canyon into Colorado where it joins the Dolores River, which enters the Colorado River northeast of Moab.

All of the project areas are arid or semi-arid areas with little to no vegetation. Vegetation at Velvet-Wood is characteristically pinion, cedar, and juniper forest, with some ponderosas in the higher areas. Bare rock with sparse vegetation such as yucca is common, and sagebrush is thick in drainages where soil forms. Common mammals include the desert cottontail, squirrels, and mule deer. Common birds include jays, ravens, golden eagles, and hawks. There are also a variety of reptiles including lizards and snakes. The Velvet-Wood project area is generally used for livestock grazing and recreational uses such as hunting

Accessibility

Portions of the Velvet deposit were previously mined. Mineralization was accessed via a portal and decline. The mine entrance has been closed by backfill. However, in the authors’ opinion the decline could be re-opened. The Velvet portal is accessible by good quality roads beginning with the Big Indian Road, a hard surface road that exits U.S. Highway 191 about 19 miles north of Monticello, Utah or 34 miles south of Moab, Utah.

The Big Indian Road extends eastward and loops into the Lisbon Road to serve properties in the Lisbon Valley area. A gravel road, San Juan County Road 112 (Williams Fork) exits the Big Indian Road about 5.5 miles east of its intersection with Highway 191. A private access road connects with County Road 112 about 6 miles southeast of its intersection with the Big Indian Road. The Velvet Mine portal is about one mile northeast along this road. The site, as described above, is accessible via 2-wheel drive on existing county and/or two-track roads. The project is located approximately 10 miles south of La Sal, Utah. Most transport will occur via over-the-road commercial trucks. Access to exploratory drill sites and vent locations are provided by existing roads connecting to the main access at the Velvet portal and the Lisbon Road.

The Wood mine area is located about 3 miles east of Velvet along County Road 112 and is also accessible from the east via the Lisbon Valley Road and County Road 112.

Figure 6 – Velvet-Wood Access Map

Climate

The climate is semi-arid. Average temperatures in July range from a high of 85ºF and a low of 56ºF. The average temperatures in January range from a high of 36ºF and a low of 16ºF. The average annual precipitation is thirteen inches. Winters are generally mild, and the length of the operating season should not be affected by the climate.

Figure 7 – Velvet-Wood Climate Summary

Infrastructure and Local Resources

The Velvet-Wood Mine is located between Monticello, Moab, and La Sal, Utah. In addition to access roads, some infrastructure is present on the Velvet-Wood site. The site is accessible over the multiple historic drill trails covering the area. An active copper mine, Lisbon Valley Copper Mine, is located 3 air miles north of the property. The presence of the copper mine and other industrial facilities in the area is significant in context of mine permitting, in that the Velvet-Wood Mine will be compatible with current land use. A power line terminates within 1 mile of the old Velvet Mine portal, which is located in the SE 1⁄4 of Section 3, T31S, R25E, however, the current planning is to use on-site generators. Water for industrial use has been permitted by Anfield. Two of the previous underground mine ventilation shafts have been capped with access for water sampling retained. A third vent shaft has been reclaimed at the surface.

History

The original locator of the Velvet area of the project was Gulf Minerals Corporation (“Gulf”). The Velvet Mine Uranium Project was initially drilled during the 1970s with the principal exploratory work and drilling completed by Gulf.

The Wood mineralization was discovered in 1975 by Atlas in Section 6, Township 31 South, Range 26 East. Uranerz U.S.A. Inc. (“Uranerz”) later controlled the Wood area of the project during the 1980s when most of the initial exploration took place. A total of 120 known historic rotary drill holes were completed by Uranerz from 1985 through 1991. The exploration resulted in the discovery of three mineralized zones in the Cutler Formation. The most important of these, the Wood mineralized body, was outlined in 14 holes that intercepted high grade material. Sometime in the 1990s, Uranerz’s mining claims were allowed to lapse.

Gulf sold the Velvet property to Atlas in the late 1970s. Atlas’ Velvet Mine commenced operations in 1979 in Section 3 and advanced to the property line with Section 2. Atlas completed feasibility studies for mining the Section 2 mineral resources including hoisting and haulage of mined product to their Moab mill for processing in 1980. These plans were never executed due to low uranium prices in the 1980s, and the Section 2 property was sold by Atlas Minerals as they were experiencing an economic downturn. The Velvet Mine was closed in 1984. Subsequent changes in ownership include:

•	The Velvet Mine property was acquired by Umetco Minerals Corp. in 1989.

•	Umetco held the Section 3 property until the mid-1990s at which time the property was transferred to US Energy (“USE”).

•	Mr. William Sheriff secured the Section 2 state lease by competitive bid and staked the adjoining mining claims. The property was then transferred to Energy Metals Corporation (“EMC”).

•	In 2004, EMC staked new mining claims over the Wood area.

•	Uranium One gained control of the Velvet-Wood property through the purchase of EMC in 2007.

Anfield purchased the Velvet-Wood Uranium Project and other conventional uranium assets including the Shootaring Canyon Mill located near Ticaboo, Utah from Uranium One in August 2015.

The Velvet Mine operated into the early 1980s. According to Chenowith, due to continued low uranium prices, Atlas Minerals closed all of their mines and mill, which included the Velvet in southeastern Lisbon Valley in March 1984. When the Velvet mine was closed it had produced approximately 400,000 tons of ore which graded 0.46 percent U3O8 and 0.64 percent V2O5 with total production estimated at 4.2 million pounds of U3O8.

Geological Setting

The Colorado Plateau is a regional geologic feature characterized by high elevation mesas and deeply incised canyons in southwestern Colorado and much of eastern Utah. The sedimentary units which dominate the Colorado Plateau were deposited during a period of tectonic stability beginning in the early Paleozoic and running through the Mesozoic Eras. During this time, a stable shelf depositional environment allowed thick accumulations of clastic, carbonate, and evaporitic sediments. Beginning approximately 6 million years ago, the entire Colorado Plateau was subject to epeirogenic uplift of 4,000-6,000 feet. This geologically rapid uplift caused the existing rivers and streams to aggressively downcut resulting in the canyon lands topography of today. The Velvet-Wood project is situated in the central portion of the Colorado Plateau. The Velvet-Wood lies along the western flank of the Lisbon Valley anticline in the Lisbon Valley, Utah.

The dominant feature in the Velvet-Wood area is the Lisbon Valley Anticline. The Lisbon Valley Anticline is a northwest/southeast feature about 20 miles long that was formed when salt in the Paradox Formation was mobilized. The up-warping and subsequent erosion of the anticline has exposed Pennsylvanian to Cretaceous age rocks along the length of the anticline. Consolidated rocks that crop out in the Lisbon Valley area range in age from Late Pennsylvanian to early Pleistocene. The oldest, the Pennsylvanian Honaker Trail Formation, is exposed in the interior of the anticline with successively younger rocks exposed in the faces of three mesas along the flanks of the anticline. In the Velvet-Wood area the mesa recedes southward stepwise away from the center of the anticline and is known as Three Step Hill. The surficial geology of Velvet-Wood is shown on Figure 8.

Figure 8 – Uravan Mineral Belt

VELVET PROJECT AREA
WOOD PROJECT AREA
T30S
T31S
R25E
R26E
Qea
Qms
Jms
Jmb
Jn
Jk
Jw
Jcd
Jsmt
Kd
Kbc
Km
Pca
Trc
IPhu
Mc Intyre
LEGEND
PROJECT AREA BOUNDARIES
TOWNSHIP / RANGE LINE
SECTION LINE
SYNCLINE
STRUCTURE CONTOURS
50 FT INTERVALS ON
MOENKOPI FORMATION
4,000' 0 2,000' 4,000'
1 inch = 4,000'
GEOLOGIC MAP SOURCE:
GEOLOGIC MAP OF THE LA SAL 30'x60' QUADRANGLE,
SAN JUAN, WAYNE, AND GARFIELD COUNTIES, UTAH,
AND MONTROSE AND SAN MIGUEL COUNTIES, COLORADO
compiled by
Hellmut H. Doelling
2004

Figure 9 – Velvet-Wood Project Local Geologic Map

Sedimentary strata within the Colorado Plateau hosts numerous uranium/vanadium deposits. The majority of the uranium production in the Colorado Plateau was from the Morrison Formation, specifically the Salt Wash Member. In the Salt Wash Member, deposits are concentrated along a thin, one to several mile-wide arcuate belt that extends from the Gateway district through the Uravan district and south to the Slick Rock district. This crescent-shaped area in the Jurassic Morrison formation has closely spaced, larger-sized, and higher-grade uranium deposits than the adjoining areas.

The Lisbon Valley anticline along which the Velvet-Wood project is located is the most productive uranium producing area in Utah. Among the rock units exposed along the Lisbon Valley Anticline, those that contain documented uranium mineralization are the Permian Cutler Formation, the Triassic Chinle Formation (Moss Back Member) and the Morrison Formation (Salt Wash Member). Velvet-Wood has had a significant adjacent and adjoining uranium and vanadium production history.

Three Step Hill is composed of three mesas, each progressively higher than the last. The Velvet-Wood Deposit is under the lowest mesa and on the margin of the second. The top of the mesa is a dip slope primarily on the top of the Wingate Sandstone. Low mesas of Kayenta Formation rocks are preserved near the southern base of the dip slope. The dip slope of the middle mesa is composed of resistant sandstone units of the Salt Wash Member of the Morrison Formation. The Brushy Basin Member has been stripped off the plateau but is exposed near the base of the slope of the third mesa. The highest mesa is capped by the Burro Canyon Formation. Some remnants of Dakota Sandstone are exposed on the upper plateau. The dips of the rocks are progressively shallower toward the south. The dips on the lower plateau are about 6 to 8 degrees and dips on the upper plateau are about 3 to 5 degrees.

Locally, uranium mineralization is found in the Permian Cutler Formation. The Cutler formation in Lisbon Valley is composed predominantly of fluvial arkosic sandstones, siltstones, shales, and mudstones that were deposited by meandering streams that flowed across a flood plain and tidal flat. This flood plain was occasionally transgressed by a shallow sea from the west, resulting in the deposition of several thin limestones and marine sandstones. Wind transported sand along the shoreline of the shallow sea, forming dunes. The marine and eolian sandstones are usually finer grained, better sorted, and cleaner than the fluvial arkosic sandstones. The fluvial sandstones are medium to very coarse grained and have abundant feldspar and biotite. The sandstone units are usually red-brown to purple red in color. Some of the sandstones have been bleached tan to gray-white. The top of the Cutler is truncated by a regional unconformity that has removed in excess of two hundred feet of the formation in the northern part of Lisbon Valley.

The unconformity at the top of the Cutler has truncated the southward dipping Cutler beds, the mineralized sandstone bed at the Velvet-Wood Deposit is stratigraphically a few hundred feet above that at the Big Buck Mine in the northern end of Lisbon Valley. The purple-red fluvial sandstones occur in large lenticular bodies that are hundreds of meters long and range in thickness from less than 3 to over 75 feet. Laterally these lenses thin and grade into the shale, mudstone, and siltstone sequences.

The fluvial sandstones are composed of medium to coarse-grained quartz, feldspar, and rock fragments in sub equal amounts. These arkosic sandstone units’ source of sediment was the Uncompahgre highland northeast of the Velvet-Wood area on the Utah/Colorado border. The cementing agent in the Cutler fluvial sandstones is either calcite or secondary overgrowth on the quartz grains. All of the known mineralized fluvial sandstone units were bleached light tan-pink or gray-white.

The upper portion of the Cutler Formation, which is the primary host of known uranium mineralization in the Velvet-Wood Area, is composed of intervals of siltstone interbedded with thin-bedded, fine-grained sandstone. In places there are thicker, more resistant sandstone beds up to 47 feet thick. The thickness and frequency of sandstone beds increases downward, and siltstone is less common. Thick mudstone intervals separate the sandstone beds. A few limestone and conglomerate beds occur in the bottom third of the formation. The rocks are mostly greenish-gray, reddish-brown, or reddish-orange. The limestone beds are usually olive-gray.

Faulting and folding are the major structural features of the Velvet-Wood area. There are two major faults in the Velvet-Wood area. The faults are northeastward dipping normal faults with displacement ranging from a few feet to as much as 700 feet. The rock units between the two faults are folded downward to the northeast. The sandstones in the Velvet-Wood area exhibit jointing parallel to the Lisbon Valley anticline and are thought to be tensional joints. The host rocks of the Velvet-Wood Area are truncated by the faulting on the southwest side of the Lisbon Valley graben. The mineralization of the Velvet-Wood Deposit appears to be fault bounded on the northeast side of the deposit.

Mineralization

Uranium mineralization in the Velvet and Wood areas is found in sandstone units within the Cutler Formation. The sandstones are fluvial arkose that has been bleached. The mineral deposits are irregular tabular bodies located at the base, at the top, or close to pinch-outs of the sandstone bodies. The major producing zone in the Cutler occurs near the unconformity between the Cutler and the overlying Chinle Formation. The mineralization may extend a short distance into the sandstone of the Moss Back above. The uranium-bearing sandstones are petrologically very similar to other Cutler fluvial sandstones but contain less calcite and more clay and are slightly coarser grained. Uraninite is the principal uranium mineral encountered in the reduced zones of the Velvet Area. In areas where the mineralization lies above groundwater levels, oxidized uranium minerals such as carnotite and tyuyamunite may occur. Uranium mineralization within the Colorado Plateau of Southwestern Colorado and Southeastern Utah have been described as tabular-blanket type deposits that are sub-parallel to bedding planes and/or features such as unconformities. Mineralization is often confined to paleochannels and controlled by lithology, permeability, porosity, and the presence of a chemical reductant, often carbonaceous material. A similar depositional morphology is observed at the Wood Mine.

Exploration Activity

Anfield has not conducted exploration within or near the Velvet-Wood mine area.

Gulf, Atlas and MRC conducted extensive rotary and limited core drilling on the Velvet Mine area that is included in the acquisition including the delineation of 4 mineralized areas with drilling on a rough grid approximating 100’ centers. Drilling averaged a depth of 1,100 ft and ranged from 814 feet to 1,400 feet. All of the holes were surveyed for down hole deviation and were posted as collar and bottom of hole on the historic mine maps. Drift ranged from 10 to over 150 ft and averaged 70ft to the northwest, or up dip. The dip of the host formation is approximately 8 degrees. Drilling was conducted vertically although virtually all drill holes drifted up dip. The average vertical declination was approximately 4 degrees from vertical. Because this declination opposed the dip of the formation the effect of dip on true thickness is diminished. Considering the effect of the actual drill hole declination from vertical the correction to true thickness would be less. This means that a 10 foot thickness interpreted from the geophysical log would actually be 9.99 feet. At this level, data correction would be less than the accuracy of the original data, which is interpreted down to one foot, no correction is necessary from the log thickness to true thickness.

The available historic data for the Velvet Mine project area includes radiometric data from some 173 drill holes completed on the property. In addition, verification and exploratory rotary and core drilling including radiometric and chemical assay data from some 15 drill holes completed in 2007 and 2008 by Uranium One within known areas of mineralization. The author and/or BRS staff under his direct supervision were on site during this drilling program.

From 1985 through 1991 Uranerz completed a total of 120 historic known vertical rotary drill holes in the Wood Mine project area. There are geophysical logs available for 96 of those historic drill holes. Of the 96 logs, 95 of the historic geophysical logs typically consist of natural gamma, resistivity, SP (Spontaneous Potential), half foot radiometric grade of uranium measured in weight percent U3O8, and vertical deviation data which were matched with a Northing, Easting, and collar elevation from available drill hole maps.

All geophysical logging was performed by Century Geophysical Corporation for Uranerz. Industry standard practice for Century Geophysical logging trucks included calibration of the logging trucks routinely at DOE facilities.

Three drill holes on the Wood property were twined by Uranium One in 2008 as confirmation of the previous drilling. Geophysical logs were provided by Strata Data. Strata Data’s probes were calibrated at the DOE test pits in Grand Junction, Colorado. Mineralization in all cores was noted in the upper portion of the Cutler Formation sandstone which lies in contact with the unconformity and beneath the Mossback Member of the Chinle. The first hole SLV-8803T-08 had a 9.0 ft. mineralized intercept with a grade of 0.238% eU3O8. The second hole DW-14T-08 had 2.5 ft. of 0.02% eU3O8. The third hole SLV-8806T-08 had a 10 ft mineralized intercept with a grade of 0.828% eU3O8. The holes were drilled by Carroll Drilling ltd. under the supervision of Uranium One geologists.

Six rotary drill holes were completed to the north and west of known mineralization on the Wood property in 2008 by Uranium One. As described above geophysical logs were provided by Strata Data. The holes were drilled by Carroll Drilling ltd. under the supervision of Uranium One geologists. Five of the holes only showed barren to trace mineralization. The closest drill hole to known mineralization, UZ-12-08, had a 4 ft mineralized intercept with a grade of 0.157% eU3O8.

Drilling averaged a depth of 1,538 ft and ranged from 1,240 feet to 1,870 feet. All of the holes were surveyed for down hole deviation and deviation data was available from the geophysical logs. Drift at the mineralization horizon ranged from 5 ft to over 258 ft and averaged 63 ft to the northeast, or up dip. The dip of the host formation is approximately 8 degrees. Drilling was conducted vertically although virtually all drill holes drifted up dip. The average vertical declination was approximately 2.3 degrees from vertical. Because this declination opposed the dip of the formation the effect of dip on true thickness is diminished. Considering the effect of the actual drill hole declination from vertical the correction to true thickness would be less. This means that a 10 foot thickness interpreted from the geophysical log would actually be 9.99 feet. At this level, data correction would be less than the accuracy of the original data, which is interpreted down to one foot, no correction is necessary from the log thickness to true thickness.

Additional exploration drilling was conducted by Uranium One in 2008 generally focused on the known mineralization at Velvet and Wood. The drilling showed low grade mineralization but did not encounter significant mineralization. In total, Uranium One completed 43 drill holes at Velvet and 14 drill holes at Wood.

This is the Company’s inaugural statement of mineral resource estimates in accordance with S-K 1300. Accordingly, the Company has omitted a year-to-year comparison of mineral resources. The total book value of the Velvet Wood Project as of December 31, 2023 was US$199,266.

Environmental Compliance and Permitting

The Velvet Mine has an existing mine permit through the Utah DOGM. The mine permit has been amended to include updated NEPA studies and evaluations and to include the Wood Mine which will be a connected action. The Mine permit was submitted to DOGM and as a PoO to the Utah DOGM and BLM in May 2024 along with associated permits including an industrial water use and NPDES permit which have been granted. The mine permit and PoO have been reviewed and Requests for Additional Information (“RAIs”) received. Responses to the RAIs were due at the end of March.

The mine sites are located in San Juan County Utah and are consistent with local land use planning. Similar mining projects are and have been permitted in the area, including an operating copper mine less than 10 miles from the Velvet mine. The Velvet Wood mine is a brownfield site and is expected to receive a mixture of local support and objections from NGOs.

Slick Rock

The following technical and scientific description of the exploration stage Slick Rock Project is based in part on the report titled “SLICK ROCK URANIUM PROJECT INITIAL ASSESSMENT, US SEC Subpart 1300 Regulation S-K Report, San Miguel County, Colorado, USA”, dated April 15, 2025, prepared by Messrs. Beahm and Warren (the “Slick Rock Technical Report Summary”). The Slick Rock Technical Report Summary was prepared in accordance with S-K 1300 and attached hereto as Exhibit 96.2.

The Slick Rock project is located in San Miguel County, Southwest Colorado, approximately 24 miles north of the town of Dove Creek and east of the Dolores River in the Slick Rock District of the Uravan mineral belt. The Slick Rock project is located in Township 44 North, Range 18 West, Sections 15, 16, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 32, 33, and 34 and in Township 43 North, Range 18 West, Sections 3, 4, and 5 New Mexico Principal Meridian. The approximate geographic center of the property is Latitude 38° 2’ 51.7” North, Longitude 108° 51’ 42.3” West. In total the mineral holdings within the Project area comprise approximately 4,976 acres as shown in the below ownership and claim map.

Figure 10 – Slick Rock Ownership and Claim Map

The Slick Rock project is bordered to the west by DOE uranium lease tracts C-SR-13 and C-SR-13A; to the southwest by DOE uranium lease tract C-SR-14; and to the north and northeast by Energy Fuels’ recently acquired Sunday-Carnation-Topaz-St. Jude mine complex, formerly operated by Denison Mines Corp.

Mineral Rights

Figure 10 shows the approximate location of the unpatented mining claims on the project. The project contains four claim blocks. The Burro claim block consists of 76 claims. The SR claim block consists of 131 claims, of which 109 were included in the study area for this report, with the remainder located outside of the project area. The TAN claim block consists of 27 claims. The MCT claim block consists of 56 claims. The MCT and TAN claims are leased from UR Energy. A total of 268 mineral lode claims were utilized for the Slick Rock mineral resource estimate in this report, encompassing an area of approximately 4,976 acres or 7.8 square miles.

To maintain these mineral rights Anfield must comply with the BLM and San Miguel County, Colorado filing and/or annual payment requirements to maintain the validity of the unpatented mining lode claims.

Uranium mining in Colorado is subject to Minerals Severance Tax of 2.25% after the first $19 million of gross product. In addition, two claim blocks are associated with royalties of 1% related to the Holley BC claims and 3% associated with the MCT claims. At the federal level, profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties depletion tax credits are available on a cost or percentage basis whichever is greater. For uranium, the percentage depletion tax credit is 22%, among the highest for mineral commodities.

Surface Rights

The 1872 Mining Law grants certain surface rights to mineral claimants along with the right to mine provided the surface use is incident to the mine operations. In order to exercise those rights, the operator must comply with a variety of State and Federal regulations (refer to section 17 of the Slick Rock Technical Report Summary). For the mine operations the author of the Slick Rock Technical Report Summary concludes that Anfield has and/or can obtain sufficient surface rights for the planned operations through permitting and licensing of site activities.

Physiography

The Slick Rock property is located in the southern end of the Uravan mineral belt of the Colorado Plateau physiographic province. It is located in the southeastern edge of the Paradox fold and fault belt in the proximal Disappointment syncline. Elevations within the project area range from approximately 5,500 feet to 6,250 feet above sea level. The majority of the project area lies within the broad Disappointment Valley floor. It is bounded on the west by the Dolores River and incised to the west and south by Burro Canyon, Joe Davis Canyon, and Nicholas Wash. To the north is a dip-slope of an escarpment formed from erosion of the northern limb of the Disappointment Valley syncline.

Accessibility

The Slick Rock project can be accessed via Colorado State Highway 141, County Road CR-T11, and numerous historic drill roads and trails (See Figure 11). To access the site: from the post office in Dove Creek, Colorado, drive 2.0 miles west-northwest on State Highway 491; turn right (north) onto State Highway 141; continue for 23.7 miles to County Road CR-T11, and then turn left onto the well-maintained gravel road.

Figure 11 – Slick Rock Access Map

Climate

The climate is semi-arid and is characterized by mild winters with moderate snowfalls which are seldom heavy enough to cause access problems. The summers are warm with temperatures occasionally reaching 100°F. Annual precipitation for the area averages approximately 12 inches occurring mostly during summer thunderstorms; the remaining precipitation comes from winter snow and spring rain. Climate is only a minimally limiting factor for year-round mining operations. Vegetation in the area is sparse and consists of junipers and pinion pines in rocky soils along with sage and other brush, forbs, grasses, and cacti typical of a semi-arid climate. The project can be accessed and operated year-round.

Figure 12 – Slick Rock Climate Summary

Infrastructure and Local Resources

Cortez, Colorado (population 8,500) is the nearest major community, located approximately 57 miles south-southeast of the Slick Rock project area. It has sufficient services, fuel, accommodations, and supplies to serve as a staging area for any future exploration program.

The Slick Rock Project area has multiple access roads in addition to overhead power lines and a buried natural gas line. A ventilation shaft exists on site to the Burro underground mine which has portal entries in the SR-13 DOE Lease adjacent to the Slick Rock load claim blocks. The shaft has been grated and is open. The Burro portal and underground mine workings are open. Ground conditions are wet but stable on the adjacent properties containing the DOE Leases SR-13 and SR-13A. It is possible to access the Slick Rock mineralization from the existing Burro underground mine. In addition, dewatering the Burro workings could provide a water source for the Slick Rock operations. For all near-term exploration activities private water sources may be found in Nucla and/or Naturita.

History

Surficial to shallow uranium/vanadium mineralization has been known in the Slick Rock area since the early 1900s, originally known as the McIntyre district. First mined for radium and minor uranium until 1923, numerous companies sporadically operated small scale mining and processing facilities along the Dolores River. In 1931, a mill was constructed by Shattuck Chemical Co. to process vanadium ore. Beginning in 1944, the area was worked by Union Mines Development Corp. for uranium/vanadium ore. The uranium was used to develop and construct the first atomic bombs. This sparked intensive exploration efforts throughout the Uravan mineral belt.

Between November 1948 and March 1956, the USGS drilled 2,641 holes in the Slick Rock district to explore for uranium- and vanadium-bearing deposits. The drilling was part of an exploration program conducted for the U.S. Atomic Energy Commission (OFR70-348). Fifty-two of these drill holes were located within the boundary of Anfield’s Slick Rock project area. The first phase of the USGS’s exploration was to obtain geological data and delineate areas of favorable ground. This widely spaced drilling program was done on approximately 1,000 foot centers. The second phase was drilled with more moderate spacing (100-300 foot centers) to discover ore deposits. The third phase was drilled on more closely spaced intervals (50-100 foot centers) to extend and outline any deposits discovered by earlier drilling. At this time, private industry was also actively exploring the area. By 1954, an estimated 212,000 feet of drilling was completed district wide.

By December 1955, Union Carbide Nuclear Corp. (“UCNC”) had drilled out a sufficient resource on the north side of Burro Canyon and began sinking three shafts. In December 1957, the shaft sinking was complete on the Burro No. 3, 5, and 7 mines to total depths of 408 feet, 414 feet, and 474 feet, respectively. In the same year, initial ore shipments to UCNC’s concentrating mill at Slick Rock were also made. The concentrated ore was processed at the UCNC mill in Rifle, Colorado until the mid-1960s when a vanadium circuit was constructed at the Uravan mill site.

The Anfield Slick Rock project has received more recent interest by the exploration activities of USEC, Energy Fuels, and Homeland Uranium. In 2006, USEC drilled 17 boreholes. All boreholes were completed to target depth, except one borehole SR-1011 which was abandoned.

In 2007, Energy Fuels drilled five boreholes on the extreme northern portion of the project. Four of the boreholes were oxidized and barren. The fifth borehole was abandoned due to excessive water encountered in the Burro Canyon Formation and the upper Salt Wash Member of the Morrison Formation.

In 2008, Homeland Uranium drilled four boreholes in an attempt to twin the mineralized boreholes drilled by the US Atomic Energy Commission (“AEC”) in the 1950s. All boreholes were completed to target depth.

Anfield initiated a drilling program in 2024 and plans to complete the program in the second half of 2025. As the drilling program is not complete the results were not incorporated in the current study.

Figure 13 – 2006-2008 Borehole Map

UEC began acquiring mineral interests in the Slick Rock project area beginning in December of 2010 by staking areas where the previous owner had allowed the mining claims to lapse. UEC then held 293 mineral lode claims encompassing an area of approximately 4,858.5 acres. UEC also began leasing additional claims from UR Energy on November 30, 2011. Anfield acquired all of UEC’s Slickrock holdings including claims and claims leases on April 12, 2022, as part of an overall acquisition agreement.

In 1971, the final year that the Atomic Energy Commission reported production figures, the Burro mines had produced 404,804 tons of ore at an average grade of 0.25% U3O8 yielding 1,992,898 lbs U3O8, and 1.5% average grade V2O5 yielding 12,149,659 lbs V2O5. According to the Colorado Bureau of Mines’ annual reports, the Burro mines produced an additional 243,825 lbs U3O8 at an average grade of 0.20% and 1,791,798 lbs V2O5 at an average grade of 1.4% up until 1983 when depressed uranium prices forced an end to mining activities. The total production of the Burro mines was 2,236,723 lbs U3O8 and 13,941,457 lbs V2O5 as summarized in Table 7.

Table 7: Slick Rock District Total Production

Production Years	U3O8 (lbs)	V2O5 (lbs)
1957-1971	1,992,898	12,149,659
1971-1983	243,825	1,791,798

Total	2,236,723	13,941,457

Geological Setting

The Colorado Plateau is a regional geologic feature characterized by high elevation mesas and deeply incised canyons in southwestern Colorado and much of eastern Utah. The sedimentary units which dominate the Colorado Plateau were deposited during a period of tectonic stability beginning in the early Paleozoic and running through the Mesozoic Eras. During this time, a stable shelf depositional environment allowed thick accumulations of clastic, carbonate, and evaporitic sediments. Beginning approximately 6 million years ago, the entire Colorado Plateau was subject to epeirogenic uplift of 4,000-6,000 feet. This geologically rapid uplift caused the existing rivers and streams to aggressively downcut resulting in the canyon lands topography of today. The Slick Rock project is situated in the central portion of the Colorado Plateau. The Slick Rock Project is located along the spine of the Disappointment syncline in the Paradox Basin of Colorado.

Major folds in the Slick Rock district are broad, open, and trend about north 55 degrees west, and are parallel to the collapsed Gypsum Valley salt anticline which bounds the northeast edge of the district. The Dolores anticline lies about ten miles southwest of the Gypsum Valley anticline. The Disappointment syncline lies between the two anticlines. See Figure 14.

Within the Slick Rock project area, the Morrison is divided into two Members: the upper Brushy Basin Member and the lower Salt Wash Member. The Salt Wash Member is composed of fluvial sandstone and mudstone averaging about 350 feet thick and is further divided into three parts: the top and bottom units that are composed of fairly continuous layers of sandstone interbedded with thin layers of mudstone, and a middle unit that is primarily mudstone but contains scattered discontinuous lenses of sandstone.

The Slick Rock district lays in an area where only the Salt Wash and Brushy Basin Members of the Morrison Formation are present. The Morrison Formation attains its maximum thickness in these members and stream-type deposits (lenticular cross-bedded sandstones) have their greatest aggregate thickness and maximum lateral continuity.

Figure 14: Slick Rock Structural Geology Map

Sedimentary strata within the Colorado Plateau hosts numerous uranium/vanadium deposits. Uranium deposits are hosted by the Pennsylvanian Hermosa Formation, the Permian Cutler Formation, the Triassic Chinle Formation, and the Jurassic Morrison Formation. The majority of the uranium production in the Colorado Plateau was from the Morrison Formation, specifically the Salt Wash Member. In the Salt Wash Member, deposits are concentrated along a thin, one to several mile-wide arcuate belt that extends from the Gateway district through the Uravan district and south to the Slick Rock district. This concentration of deposits was termed the Uravan mineral belt as shown on Figure 15. This crescent-shaped area in the Jurassic Morrison formation has closely spaced, larger-sized, and higher-grade uranium deposits than the adjoining areas.

Slick Rock lies within the southern half of Uravan Mineral Belt which has been a historically significant producer of uranium and vanadium since the early 20th century. The Project has significant adjacent and adjoining uranium and vanadium production histories, as discussed in History above.

Figure 15: Uravan Mineral Belt

Mineralization

There has been much discussion and debate regarding ore forming mechanisms in the Slick Rock area, but there is good agreement on several contributing factors:

The Brushy Basin and Salt Wash members contain significant concentrations of detrital volcanic debris which is strongly suspected as the source of uranium and vanadium.

Compaction and de-watering during burial of these sediments allowed for the transport mechanism along preferential pathways dictated by permeability and porosity within transmissive sand units of the Morrison Formation.

The uranium and vanadium in solution within a transmissive sand unit encountered a reduced environment locally caused by abundant plant remains and evidenced by reduced green mudstone found within the Salt Wash sandstones. This environment favored precipitation of uranium along a solution interface between the uranium in an oxidized alkaline solution and a strongly reduced acidic environment.

The physical expressions of the deposits formed at the solution interface have a variety of shapes and volumes. Two general forms of ore bodies are common in the Morrison Formation in the district, one tabular and the other so-called “roll”. Some deposits consist mainly of tabular ore bodies and others are dominantly roll bodies, although both types display elements of the other, and in many places tabular bodies are continuous with roll bodies. In some deposits both types are significantly developed. The two types were deposited by the same general process and at the same time; differences in their forms were dictated by local differences in the lithology of the host sandstone units that controlled fluid movement.

In the Slick Rock district, uranium/vanadium deposits of the Morrison are mainly tabular to lenticular and elongate parallel to sedimentary trends. Tabular trends are localized in massive sandstones where clay and mudstone are interstitial, in scattered and streaked gall and pebble accumulations, and are found in discontinuous lenses. Conversely, roll deposits are narrow, elongate, and curve sharply across bedding and appear to be confined to sandstone where clay and mudstone are well indurated within interconnected layers. Mineralization in either case, tabular or roll deposits, averages about 0.25% U3O8 and 1.5% V2O5 within the mineralized sandstone. The mineralized bodies have an average thickness of 2 to 4 feet and range in size from a few feet wide to several hundred feet wide. These deposits can contain a few tons of ore to several thousand tons in the larger ore bodies.

Details of the forms of roll ore bodies related to lithologic differences and mineral distribution within rolls (calcium-carbonate, titanium oxides, barite, and iron oxides) provide strong evidence that the deposition of the mineralized bodies occurred at an interface between two chemically differing solutions (one that is oxidized and one that is reduced). The interface interpretation was first proposed by Fischer in 1942. Continuity of the roll ore bodies with tabular bodies indicate that the tabular bodies also formed at a solution interface. It is important to note that the term “roll” was coined by local miners to describe the geometry of ore bodies that cut across sedimentary bedding and does not imply similarity to the geochemical process involved in forming the “roll” deposits of Wyoming and South Texas uranium provinces, as illustrated in Figures 16 and 17.

Figure 16 – Uranium/Vanadium Deposits of the Slick Rock District, Colorado Perspective Geologic Cross Section of Roll Ore Bodies

Figure 17 – Uranium/Vanadium Deposits of the Slick Rock District, Colorado Perspective Geologic Cross Section of Tabular Ore Bodies

The uranium- and vanadium-bearing minerals occur as fine-grained coatings in detrital grains; they fill pore spaces between the sand grains and replace carbonaceous material and some detrital grains. The primary uranium minerals are uraninite (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydromica. Metal sulfides occur in trace amounts. Secondary minerals: calcium uranyl vanadate (Tyuyamunite) (Ca(UO2)2(VO4)2 . (5-8)H2O) and potassium uranyl vanadate (Carnotite) (K2(UO2)2(VO4)2 . 1-3H2O) occur in shallow oxidized areas and on outcrop. Figure 18 shows a typical specimen of oxidized uranium/vanadium minerals collected underground in the vicinity of the Burro No. 3 shaft and the scintillometer.

Figure 18 – Slick Rock Sample and Scintillometer

Exploration Activity

Anfield permitted a 20 hole drilling program on the project in early 2024 and initiated drilling in the later half of 2024. Of the permitted and bonded 20 holes 14 were completed in 2024. All drill holes were completed to target depths and geophysically assayed for equivalent uranium oxide values (eU3O8). Follow-up drilling of diamond drill core and conversions of a subset of drill holes to monitoring wells is planned in the near term under the existing permit in 2025. As the current drilling program is not complete the information was not included in this evaluation. Year 2024 drilling results were publicly disclosed in a press release on January 29, 2025. The drilling project is ongoing with additional work in 2025 at which time Anfield intends to update the mineral resources and as appropriate the SK-1300 and NI 43-101 reports.

In the late 1940s and through the 1950s, extensive exploration was conducted by the AEC and private parties throughout the region during the Manhattan Project. These programs consisted of geologic mapping, ground and aerial radiometric surveys, trenching, and rock and sediment sampling. Subsequently exploration has been primarily limited to drilling.

Anfield has obtained radiometric and chemical assays from the U.S. Atomic Energy Commission’s exploration program OFR70-348 for vanadium and uranium values, respectively, from those holes drilled by the USGS on behalf of the Raw Materials Division of the AEC. Logs for boreholes drilled by USEC and Energy Fuels were obtained by claim acquisition, and the uranium intercept values from the logs for boreholes drilled by Homeland Uranium were available in the public domain.

A total of 312 holes are known to be within or proximal to the Slick Rock project area. Of that total, 27 of these holes had locations but no other data leaving 285 drill holes upon which to build a database. Of the 285 holes in the database used for resource estimation, 207 were drilled by Union Carbide, 53 by the USGS, 17 by USEC and 4 each by Energy Fuels and Homeland Uranium. Within the 285 drill holes data was available on 346 discrete intercepts distributed between 3 stratigraphically distinct zones.

Mineralization at Slick Rock occurs within three stratigraphic horizons of the Jurassic Morison Formation. Three-Dimensional Plotting and correlation of the Slick Rock intercept demonstrated three vertically distinct mineralized zones running along dipping bedding. The A zone is stratigraphically the youngest and highest in the section, followed by the B zone and then the deepest C zone. A summary of drill results follows in Table 8. Drill hole locations are shown on Figure 19.

This is the Company’s inaugural statement of mineral resource estimates in accordance with S-K 1300. Accordingly, the Company has omitted a year-to-year comparison of mineral resources. The total book value of the Slick Rock Project as of December 31, 2024 was US$4,789,252.

Table 8 - Slick Rock Drill Hole Intercepts by Zone

	Intercepts in database	Composited Intercepts	Composited Intercepts above 0.02 % eU3O8
Zone A	109	46	13
Zone B	214	129	67
Zone C	23	6	3

Figure 19 – Slick Rock Drill Hole Map

Environmental Compliance and Permitting

Slick Rock will require a new mine permit for mine operations from Colorado Division of Reclamation, Mining, and Safety and BLM.

Slick Rock is located in the “West End” of San Miguel County. Mining in the “West End” is consistent with County land use plan. Similar mining projects in the area have met with a mixture of local support and objections from NGOs.

The West Slope Project

The Project is located within the Uravan Mineral District of southwestern Colorado, approximately 10 miles west of Naturita, Colorado, Township 46 North, Range 17 West, 6th Principal Meridian, Montrose County, Colorado. The approximate geographic center of the project is Latitude 38.224629° North, Longitude 108.760915° West. The Project consists of four adjacent US DOE 10-year Mineral Leases, JD-6, JD-7, JD-8, and JD-9, that were previously developed and mined by Cotter Corporation from the late 1970s to early 2000s. All of the four leases experienced underground mining activity over the 30-year period. Meanwhile the JD-7 lease also had significant open pit stripping performed to within 100 feet of the top of mineralization.

The current Project includes four contiguous US DOE leases: JD-6, JD-7, JD-8, and JD-9.

•	JD-6 Lease (DE-RO01-19LM0254: effective July 6, 2020). Consists of 530 acres, located within Sections 21 and 22, T46N, R17W, 6th P.M. (Approximate Centroid: UTM 12S 697356.17 m E, 4232873.70 m N).

•

JD-7 Lease (DE-RO01-19LM0255: effective July 6, 2020). Consists of 493 acres of the main mineable lease and an adjacent lease, JD-7A, which is intended for placement of overburden extracted from the open-pit. The Lease is located within Sections 16, 17, 21, and 22, T46N, R17W, 6 P.M. (Approximate Centroid: UTM 12S 696937.91 m E, 4234331.66 m N).

•

JD-8 Lease (DE-RO01-19LM0256: effective July 6, 2020). Consists of 955 acres, located within Sections 18, 19, and 20, T46N, R17W, 6th P.M. (Approximate Centroid: UTM 12S 694578.23 m E, 4233344.81 m N).

•

JD-9 Lease (DE-RO01-19LM0257: effective July 6, 2020). Consists of 1,036 acres, located within Sections 19, 29, and 30, T46N, R17W, 6th P.M. (Approximate Centroid: UTM 12S 693806.67 m E, 4231832.63 m N).

Figure 20 – West Slope Project Location Map

The following technical and scientific description of the exploration stage West Slope Project is based in part on the report titled “WEST SLOPE PROJECT INITIAL ASSESSMENT, US SEC Subpart 1300 Regulation S-K Report, Montrose County, Colorado, USA”, dated April 15, 2025, prepared by Messrs. Beahm and Warren (the “West Slope Technical Report Summary”). The West Slope Technical Report Summary was prepared in accordance with S-K 1300 and attached hereto as Exhibit 96.1.

Mineral Rights

On March 1, 2019, Anfield reported the acquisition of nine past-producing uranium and vanadium properties in southwestern Colorado, and the Charlie in-situ project in northeastern Wyoming. The subject US DOE Leases of this report, JD-6, 7, 8, and 9, were included in this transaction. Cotter received 11,051,775 common shares of Anfield Energy. Cotter retained a gross value royalty in the amount of 15% on uranium and vanadium produced from the properties.

On February 20, 2020, Anfield signed a binding agreement with Cotter, whereby Cotter issued a Letter of Credit as required by applicable Government entities to facilitate Anfield obtaining Replacement Surety Bonds (Bonds) for US$2,400,000 (Principal) in connection to the US DOE leases (including 6 others in the greater area). On or before the one-year anniversary of the agreement date, Anfield was required to pledge sufficient security under the Bonds to obtain the release of the Letter of Credit and pay US$360,000, equal to 15% of the principal owed to Cotter. During the six months ended June 30, 2021, Anfield lifted the Letter of Credit issued by Cotter by making a cash collateral payment of US$1,200,000 to cover the entirety of the reclamation bond amount and US$360,000 payment for the Replacement Fee.

In addition to the overriding royalty to Cotter, a yearly royalty, and a production royalty of mined material (per dry ton), is payable to the US DOE and varies by lease as follows:

Table 8: DOE Lease Royalties

Lease No.	Yearly Advance Royalty Payment ($ per year)	Royalty payments due upon mining (fair market value)	Cotter royalty (gross value)
JD-6 (DE-RO01-19LM70254)	$28,300	19.92%	15%
JD-7 (DE-RO01-19LM70255)	$87,100	16.86%	15%
JD-8 (DE-RO01-19LM70256)	$13,600	15.02%	15%
JD-9 (DE-RO01-19LM70257)	$21,800	16.26%	15%

The annual royalty payments shall be credited against the royalty bid payments upon successful mineral extraction from the individual leases.

Surface Rights

The surface rights to the four lease tracts are controlled by the US DOE. Adjacent lands are controlled by the US Bureau of Land Management or are other US DOE lease tracts.

Physiography

The Project area is typical of the mesa and canyon topography of southwest Colorado. Monogram Mesa dominates the setting, lying immediately south of Paradox Basin. The four lease tracts are located along the flanks of Monogram Mesa. The elevation varies from about 5,700 to 7,100 ft above sea level in the Project area.

Vegetation is typical of a semi-arid, southern climate and generally sparse to fair. Flora consists of juniper and piñon pines along with sage and other brush, forbs, grasses, and cacti typical of a semi-arid, southern climate.

Accessibility

The US DOE Leases can be reached by taking Colorado Highway 141 west approximately 1.5 miles from Naturita, turning south on State Highway 90, and then proceeding approximately 9 miles west. There, heading south on a maintained gravel road to Monogram Mesa accesses the JD-6, JD-8, and JD-9 Lease tracts. The JD-7 Lease is accessed by another gravel road, which heads south from State Highway 90, approximately 1.5 miles west from the Monogram Mesa access road.

Climate

The Property climate is semi-arid to arid and receives annual precipitation of 7-12 inches with most precipitation falling in the form of spring rains and late autumn to early spring snows. The summer months are usually hot, dry, and clear except for infrequent, monsoonal rains. Due to the dry climate, all streams in the area are ephemeral to low flow, fed by storm runoff and the occasional groundwater seep. Temperatures range from approximately 70 to 90°F in the summer season, and 10 to 40°F in the winter season.

The Project can be accessed and operated year-round.

Infrastructure and Local Resources

Although there are no sources of goods and services in the immediate vicinity of the project, there are adequate supplies of equipment, services, and work force at the city of Grand Junction, approximately 90 miles to the north. The nearby towns of Naturita and Nucla provide limited goods and services for exploration drilling activities. Skilled labor for mining and mining contractors are available in the area. The sites have been previously mined and there are sources of water (wells), electrical power, and access roads to each site.

History

Beginning in the 1950s, the leases were explored by the US Atomic Energy Commission (US AEC, now US DOE). Later, the leases were obtained by Cotter Corporation which extensively explored them by surface drilling methods. Extensive mineralized deposits were delineated, and underground mining was completed on each of the leases from the late 1970s to early 2000s. The JD-7 Lease also underwent surface mining, with preliminary stripping of an open-pit completed to within 100 feet of the top of mineralization.

BRS staff has evaluated the quality and quantity of the historical assay data for the project and has prepared an updated mineral resource estimate for the four US DOE leases, as discussed in Section 11 of this report

Each of the four lease tracts were the subject of underground mining. Lease JD-7 was also partially developed by open-pit mining. However, overburden stripping ceased within 100 feet of the top of mineralized materials and no open-pit mineral production was completed.

Geological Setting

The Project is in the Uravan Mineral Belt of the Colorado Plateau which is a physiographic province spanning southwestern Colorado and southeastern Utah. The Colorado Plateau is a block of continental crust that has been tectonically stable since the early Paleozoic. This extended period of stability allowed for thick deposition of clastic, carbonate, and evaporitic sediments. Beginning approximately 25-30 million years ago, the Plateau was subjected to extensive uplift of 4,000 to 6,000 feet. The uplift was related to changing plate motions and stress directions due to basin and range development to the west of the Colorado Plateau in central Utah and Nevada. Over the past 6-9 million years, rapid uplift caused extensive downcutting by streams, resulting in the canyonlands topography of today.

Sedimentary strata within the Plateau hosts numerous uranium and vanadium deposits. Most of these mineralized deposits are within the Pennsylvanian Hermosa Formation, the Permian Cutler Formation, the Triassic Chinle Formation, and the Jurassic Morrison Formation; the latter being the host rock of mineralization at the Project. The overwhelming majority of past uranium and vanadium production in the Uravan district was from the Saltwash member of the Morrison Formation.

The Morrison Formation is recognized as an aggrading, terrigenous, fan-shaped fluvial sequence of sediments. The provenance of the sediments was likely from uplifted terrane in the present- day areas of south-central Utah and north-central Arizona.

During the Jurassic, rising salt domes, which caused anticlinal and synclinal folding, were the positive topographic features that dictated the direction of river systems flowing from the highlands to the southwest. This resulted in a pattern of high sandstone to mudstone ratios in synclinal valleys that flanked the elongated salt domes at the time. The high ratio of sandstone to mudstone allowed for increased permeability and porosity. This permitted increased fluid flow, which later influenced the formation of the uranium and vanadium deposits. Thicker sequences of sandstone were generally more conducive for development of the mineralized zones of uranium and vanadium.

The geologic structure in the Project area varies, depending on location. On the eastern flank of Monogram Mesa (JD-6, JD-7, JD-8) there are numerous synthetic and antithetic faults striking NW-SE that drop down mostly to the east, toward the basin center of Paradox Valley. Small horst blocks were also developed between opposing faults. Atop Monogram Mesa and on its western side (JD-9), the bedding is mostly flat to very shallow dipping. The uranium/vanadium mineralization pre-dates the structural history that created the numerous small faults, and in the mineralization at the JD-7 Lease, faulting can be observed to cut across mineralized zones.

The surficial geology of the Project area is quite variable, depending on topography and location along the flank of Monogram Mesa. Extensive light-red sandy, silty wind-blown, and reworked material mantles the mesa tops. The flanks of the leases near JD-6 and JD-7 are comprised of talus slopes of varying rock types, and landslide deposits predominantly from the Brushy Basin mudstone. In the valley bottom of Paradox Basin, the wind-blown materials are intermixed with disintegrated slope wash deposits.

Mineralization

The uranium and vanadium bearing minerals occur as fine-grained coatings in detrital grains. These minerals fill pore spaces between the grains and replace carbonaceous material and some detrital grains.

The primary uranium mineral is uraninite, with minor amounts of coffinite. Montroseite is the primary vanadium mineral, along with vanadium clays and hydromica. Metal sulfides occur in trace amounts. Mineralization typically occurs in the tabular to lenticular bodies within sedimentary bedding but may also cut across sedimentary bedding to form highly irregular shapes. The mineralized bodies have an average thickness of 2 to 4-ft, and range in size from a few feet wide to several hundred feet wide. The length of the deposits varies from several feet to hundreds of feet.

Exploration Activity

Anfield has not carried out any exploration activities or drilling at the Project to define or otherwise evaluate the uranium deposits outlined by the previous operators of the US DOE Lease project. The most recent exploration drilling occurred in the early 2000s, by Cotter Corporation.

The subsequent table summarizes the phases of the historical exploration on the project. As described in the West Slope Technical Report Summary, historical production occurred on the properties from 1977-2006.

Table 9: Previous Exploration Activities

Company	Period	Exploration Activities
AEC	1950s	Limited aerial radiometric surveying, Ground prospecting
Cotter Corporation	Late 1970s–early 2000s	Metallurgical testing, Exploration drilling with 2,198 drill holes, Feasibility studies

The main operator of the Leases was Cotter Corporation, following limited exploration drilling in the 1950s by the USGS on behalf of the US AEC.

All the drilling was vertical and utilized truck-mounted rotary drill rigs. Upon completion the holes were logged with a geophysical tool that recorded spontaneous potential, resistivity, and natural gamma. The holes were also logged to determine the extent and direction of drift during drilling of the hole.

Vanadium was sampled and assayed to a limited extent. The estimation of vanadium mineral resources is based on the observed ratio of vanadium to uranium from the limited drilling assays and mining on the Project and in the region.

This is the Company’s inaugural statement of mineral resource estimates in accordance with S-K 1300. Accordingly, the Company has omitted a year-to-year comparison of mineral resources. The total book value of the West Slope Project as of December 31, 2024 was US$3,177,244.

Environmental Compliance and Permitting

Each of the mine sites has an existing mine permit, bonding and reclamation responsibilities. The existing mine permits address reclamation of the sites. New permits for mine operations will need to be filed with the Colorado Division of Reclamation, Mining, and Safety. These are brownfield sites and baseline environmental studies are current.

The mine sites are located in Montrose County and are consistent with local land use planning. Similar mining projects in the area have met with a mixture of local support and objections from NGOs.

Exploration Plans and Cost Estimates

The following recommendations relate to potential improvement and/or advancement of the Slick Rock project and fall within two categories; recommendations to potentially enhance the resource base and recommendations to advance the Slick Rock project towards development. Both may be conducted contemporaneously.

All areas of inferred resource will require exploration to delineate the potential resource and upgrade the estimated quantities in those areas.

Phase 1

The Slick Rock project will require a Phase 1 verification drilling program to confirm the existing database and upgrade the resource category. This would be followed by Phase 2 work, including delineation drilling, updating resource model, and preparation of a PEA update or PFS.

The Velvet mine does not require an initial phase of verification and would be included along with Slick Rock in Phase 2.

Based on the successful completion of the Phase 1 verification drilling program as shown in Table 10 below and a decision to move the Slick Rock project forward to production, Phase 2 would be recommended. Only the Phase 1 verification drilling program is recommended currently for the Slick Rock Project. These activities were initiated in 2024 and are expected to conclude in 2025. A public press release disclosing the 2024 preliminary findings was made on January 29, 2025. The drilling project is ongoing with additional work in 2025 at which time Anfield intends to update the mineral resources and as appropriate the SK-1300 and NI 43-101 reports.

Item	Cost (USD)
Permitting and Reclamation	$20,000
20 Conventional Mud Holes (1,200ft average 24,000 ft total)	$450,000
Site Supervision Including Geological Services	$40,000
Geophysical Logging 20 Holes	$30,000
Road Maintenance	$10,000

Total Phase 1 Cost Estimate	$550,000

Table 10 – Slick Rock Phase 1: Verification Drilling Cost Estimate

Phase 2

The Velvet Mine Area and resources are well delineated in the west and fairly well delineated in the east. The eastern portion of the Velvet mine resource will need to be drilled from the underground workings during any future development to classify resources into the measured and/or reserve categories ahead of mining extraction operations. The Wood resource area is less well delineated and will require additional surface and/or underground drilling to better define and quantify the resource prior to development.

The Phase 2 recommendations and cost estimates for the Velvet-Wood project are provided in Table 11. The Phase 2 recommendations and cost estimates for the Slick Rock Project are provided in Table 12. The total Phase 2 cost is estimated at $4.5 million USD.

Item	Cost (USD)
Permitting and reclamation	$150,000
10 Air Rotary Collars for DDC Tails (1,200 ft average, 12,000 ft total)	$180,000
10 Diamond Core Tails (400 ft average, 4,000 ft total)	$400,000
20 Conventional Mud Holes (1,500 ft average 60,000 ft total)	$600,000
Site Supervision Including Geological Services	$200,000
Geophysical Logging 50 Holes (1,500 ft average)	$120,000
Assay of Core and Drill Chips (2,000 samples by ICP-MS)	$200,000
Resource Model Update, Reporting and Preparation of PFS	$300,000
Road Maintenance	$50,000

Total	$2,200,000

Table 11 – Velvet-Wood Exploration Drilling Cost Estimate

Item	Cost (USD)
Permitting and Reclamation	$150,000
10 Air Rotary Collars for DDC Tails (800 ft average, 8,000 ft total)	$120,000
10 Diamond Core Tails (200 ft average, 2,000 ft total)	$200,000
40 Conventional Mud Holes (900 ft average 36,000 ft total)	$720,000
Site Supervision Including Geological Services	$200,000
Geophysical Logging 50 Holes (850 ft average)	$120,000
Assay of Core and Drill Chips (2,000 samples by ICP-MS)	$200,000
Metallurgical Heap Leach Testing	$240,000
Resource Model Update, Reporting and Preparation of PFS	$300,000
Road Maintenance	$50,000

Total	$2,300,000

Table 12 – Slick Rock Exploration Drilling Cost Estimate

Non-Material Properties

See Item 4.D. — Information on the Company — Property, Plants and Equipment — Overview for a description of our non-material properties.

Internal Controls Over Mineral Resources and Reserve Estimates

The Company has internal controls for reviewing and documenting the information supporting the mineral resource and mineral reserve estimates, describing the methods used, and ensuring the validity of the estimates.

Information that is used to compile mineral resources and reserves is prepared and certified by appropriately qualified persons at the project sites and is subject to our internal review process which includes review by appropriate management and a qualified person employed by the Company.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited amended and restated consolidated financial statements as at and for the years ended December 31, 2024 and 2023 and our unaudited condensed interim consolidated financial statements as at and for the six months ended June 30, 2025 and 2024 (the “Consolidated Financial Statements”) and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards. Our discussion contains forward-looking statements based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A. Operating Results

The following exploration and evaluation expenditures were included in comprehensive loss for the year ended December 31, 2024 and 2023 are as follows:

	Uranium Properties	Highbury	Newsboy	Artillery Peak	Clay Borrow	Total
Consulting	$357,528	$815,011	$—	$—	$—	$1,172,539
Sundry field	102,537	7,391	—	—	—	109,928
Sampling, assaying	173,935	2,962	—	—	—	176,897
License, filing and insurance	1,548,060	126,270	32,727	55,710	13,402	1,776,169
Royalty	462,489	560,000	—	—	—	1,022,489
Property tax	8,006	41,149	—	—	51,184	100,339
Drilling	—	691,309	—	—	—	691,309
Termination of acquisition agreement	225,608	—	—	—	—	225,608

Total for the year ended December 31, 2024	$2,878,163	$2,244,092	$32,727	$55,710	$64,586	$5,275,278

	Uranium Properties	Highbury	Newsboy Gold	Artillery Peak	Clay Borrow	Total
Consulting	$1,413,552	$429,124	$11,260	$18,223	$7,966	$1,880,125
Sundry field	59,744	(2,656)	—	—	—	57,088
Sampling, assaying	190,805	5,617	—	—	—	196,422
License, filing and insurance	1,003,534	57,426	51,966	106,228	6,519	1,225,673
Lease and royalty	120,153	191,182	—	—	—	311,335
Property tax	58,552	37,510	—	—	—	96,062

Total for the year ended December 31, 2023	$2,846,340	$718,203	$63,226	$124,451	$14,485	$3,766,705

Comparison between the year ended December 31, 2024 and 2023

	2024	2023
Depreciation	$3,877	$3,819
Exploration and evaluation expenditures	5,275,278	3,766,705
(Gain) loss on foreign exchange	(620,196)	51,258
General and administrative	4,957,926	3,719,444
Shareholder communications	195,943	105,948
Share-based compensation	—	2,382,195

Total operating expenses	$9,812,828	$10,029,369

Exploration and evaluation expenditures increased by $1,508,573 mainly due to an increase of $550,496 in license, filing and insurance expense, an increase of $711,154 related to lease and royalty payments, an increase of $691,309 in drilling expense, an increase of $52,840 in sundry expense and offsetting by a decrease of $19,525 in sampling expense, a decrease in $707,586 in consulting fees as the various engineering studies relating to re-evaluating certain properties and a report on the re-start of the Shootaring mill have been completed in Q4 of 2023. The Company also terminated an acquisition agreement resulting in a loss of $225,608 of deposit and other related costs.

General and administrative expenses increased by $1,238,482 mainly due to an increase of $217,039 in office expense, an increase of $225,039 in accounting and audit fees, an increase of $1,052,358 in legal fees, and offsetting by a decrease of $85,601 in professional fees, a decrease of $64,459 in filing fees and a decrease of $112,783 in consulting fees.

Shareholder communications increased by $89,995 as a result of increased investor engagement.

The foreign exchange amounts arose from the restating of US dollar-denominated cash, payables and loan balances due to the fluctuation of the Canadian dollar.

Comparison between the year ended December 31, 2024 and 2023

Other items	2024	2023
Accretion expense of discount and interest expense on loans payable	$(861,123)	$(140,882)
Accretion expense for asset retirement obligations	(920,583)	(837,691)
Change in asset retirement obligation estimates	—	(411,042)
Gain on sale of royalty portfolio	—	1,954,128
Impairment of exploration and evaluation assets	(378,605)	—
Interest income	513,693	637,812
Other income	24,670	—
Reversal of impairment of property and equipment	—	21,986,159
Unrealized loss on marketable securities	(10,943)	(2,243)
Write-off of accounts payable	67	18,845

Net income (loss)	$(11,445,652)	$13,175,717

Accretion expense of discount and interest expense on loans payable increased by $720,241 mainly due to the recognition of accretion expense for the full year in fiscal year 2024 as opposed to 3 months in fiscal year 2023 for the Credit Facility the Company entered into on September 26, 2023. In addition, during the year ended December 31, 2024, the Credit Facility was amended and the Company issued 4,000,000 share purchase warrants with a fair value of $250,109 in connection with the amendment. The fair value of $250,109 was added to the liability and is being amortized over the term of the modified liability.

Accretion expense for asset retirement obligations increased by $82,892 mainly due to fluctuations of the foreign currency as the accretion expense is U.S. dollar-dominated and translated into Canadian dollars.

Change in asset retirement obligation estimates of $411,042 during the year ended December 31, 2023 was related to the Shootaring mill due to changes in interest rate and estimated reclamation cost.

Gain on sale of royalty portfolio of $1,954,128 recognized during the year ended December 31, 2023 was the result of the Company disposing its uranium royalty portfolio.

Impairment of exploration and evaluation assets of $378,605 recognized during the year ended December 31, 2024 was related to the Dripping Springs Quartzite Project as 34 of the 115 mining claims were forfeited during the year.

Interest income consists of interest earned less interest incurred during the year. During the year ended December 31, 2024, the Company earned interest of $748,163 (2023 - $638,488) from its reclamation bond deposits and incurred interest expense of $234,470 (2023 - $675), resulting in an overall decrease of $124,119 in interest income during the year ended December 31, 2024. The increase in interest expense incurred in fiscal 2024 is due to the promissory note the Company entered into on October 1, 2024 for $6,020,000, of which the Company received proceeds of $4,249,864. The promissory notes bears interest at 15% per annum.

The reversal of impairment of property and equipment in the fiscal year ended December 31, 2023 was related to the Shootaring mill. During the year ended December 31, 2023, there were favorable changes in the market conditions for uranium production, as well as other factors, which indicated the impairment loss recognized in prior periods no longer exists. As a result, the Company reversed the total impairment of $21,986,159 along with the changes to the ARO estimates for the period between the impairment and December 31, 2023.

The following exploration and evaluation expenditures were included in comprehensive loss for the six months ended June 30, 2025 and 2024 are as follows:

	Uranium Properties	Highbury	Newsboy	Artillery Peak	Clay Borrow	Total
Consulting	$213,377	$810,709	$—	$—	$—	$1,024,086
Sundry field	79,208	10,108	—	—	—	89,316
Sampling, assaying	125,727	41,189	—	—	—	166,916
License, filing and insurance	919,456	212,462	19,033	—	292	1,151,243
Lease and royalty	342,695	289,621	—	—	—	632,316
Property tax	—	44,635	—	—	—	44,635
Drilling	91,755	11,874	—	—	—	103,629

Total for the six months ended June 30, 2025	$1,772,218	$1,420,598	$19,033	$—	$292	$3,212,141

	Uranium Properties	Highbury	Newsboy Gold	Artillery Peak	Clay Borrow	Total

Consulting	$234,399	$574,070	$—	$—	$—	$808,469
Sundry field	37,871	4,300	—	—	—	42,171
Sampling, assaying	99,296	1,533	—	—	—	100,829
License, filing and insurance	844,882	56,610	15,132	41,361	9,607	967,592
Lease and royalty	162,268	276,439	—	—	—	438,707
Property tax	(79)	—	—	—	—	(79)

Total for the six months ended June 30, 2024	$1,378,637	$912,952	$15,132	$41,361	$9,607	$2,357,689

Comparison between the three months ended June 30, 2025 and 2024

	2025	2024
Depreciation	$979	$968
Exploration and evaluation expenditures	1,922,805	1,307,006
General and administrative	1,146,602	964,683
Shareholder communications	47,036	25,514
Loss (gain) on foreign exchange	645,057	(51,041)

Total operating expenses	$3,762,479	$2,247,130

Exploration and evaluation expenditures increased by $615,799 mainly due to an increase of $267,136 in consulting expense, an increase of $100,731 in lease and royalty payments, an increase of $141,836 in license, filing and insurance expense, and an increase of $65,122 in sampling expense.

General and administrative expenses increased by $181,919 mainly due to an increase of $79,649 in legal fees, an increase of $153,548 in listing expense, an increase of $131,181 in indemnification support fee, an increase of $52,500 in director’s fees and offsetting by a decrease of $110,804 in marketing expense, a decrease of $23,406 in consulting fees and a decrease of $53,529 in general office expenses.

Shareholder communications increased by $21,522 as a result of increased investor engagement.

The foreign exchange amounts arose from the restating of US dollar-denominated cash, payables and loan balances due to the fluctuation of the Canadian dollar.

Comparison between the six months ended June 30, 2025 and 2024

	2025	2024
Depreciation	$1,994	$1,922
Exploration and evaluation expenditures	3,212,141	2,357,689
General and administrative	2,146,198	1,898,283
Shareholder communications	84,195	76,150
Loss (gain) on foreign exchange	669,215	(140,314)

Total operating expenses	$6,113,743	$4,193,730

Exploration and evaluation expenditures increased by $854,452 mainly due to an increase of $215,617 in consulting, an increase of $103,629 in drilling expense, an increase of $44,714 in property tax, an increase of $193,609 in lease and royalty payments, an increase of $183,651 in license, filing and insurance expense, and an increase of $66,087 in sampling expense.

General and administrative expenses increased by $247,915 mainly due to an increase of $259,286 in legal fees, an increase of $188,127 in listing expense, an increase of $28,079 in accounting and audit fees, an increase of $140,785 in indemnification support fee, an increase of $105,000 in director’s fees and offsetting by a decrease of $144,350 in marketing expense, and a decrease of $240,819 in consulting fees.

Shareholder communications increased by $8,045 as a result of increased investor engagement.

The foreign exchange amounts arose from the restating of US dollar-denominated cash, payables and loan balances due to the fluctuation of the Canadian dollar.

Comparison between the three months ended June 30, 2025 and 2024:

Other items	2025	2024
Accretion expense of discount and interest expense on loans payable	$(261,671)	$(227,419)
Accretion expense for asset retirement obligations	(484,078)	(170,497)
Debt modification expense	—	(250,109)
Interest income	168,636	190,160
Other income	(116)	—
Unrealized loss on marketable securities	(11,625)	4,926

Net income (loss)	$(4,328,083)	$(2,700,069)

Accretion expense of discount and interest expense on loans payable increased by $34,252 due to the Company receiving an additional US$6,000,000 to Credit Facility in March 2025. In the 2nd quarter of the fiscal year 2024, the Credit Facility was amended and the Company issued 4,000,000 share purchase warrants with a fair value of $250,109 in connection with the amendment. The fair value of $250,109 was added to the liability and is being amortized over the term of the modified liability.

Accretion expense for asset retirement obligations increased by $313,581 mainly due to changes in interest rate and estimates and fluctuations of the foreign currency as the accretion expense is U.S. dollar-dominated and translated into Canadian dollars.

Interest income consists of interest earned during the three months ended June 30, 2025. During the three months ended June 30, 2025, the Company earned interest of $168,636 (2024 - $190,160) from its reclamation bond deposits, resulting in a decrease of $21,524 in interest income during the three months ended June 30, 2025.

Comparison between the six months ended June 30, 2025 and 2024:

Other items	2025	2024
Accretion expense of discount and interest expense on loans payable	$(527,211)	$(449,360)
Accretion expense for asset retirement obligations	(735,657)	(325,707)
Debt modification expense	—	(250,109)
Interest income	286,354	357,972
Other income	6,263	—
Unrealized loss on marketable securities	(11,927)	(9,639)
Unrealized loss on marketable securities	—	66

Net income (loss)	$(7,095,921)	$(4,852,507)

Accretion expense of discount and interest expense on loans payable increased by $77,851 due to the Company receiving an additional US$6,000,000 to Credit Facility in March 2025. In the 2nd quarter of the fiscal year 2024, the Credit Facility was amended and the Company issued 4,000,000 share purchase warrants with a fair value of $250,109 in connection with the amendment. The fair value of $250,109 was added to the liability and is being amortized over the term of the modified liability.

Accretion expense for asset retirement obligations increased by $409,950 mainly due to changes in interest rate and estimates and fluctuations of the foreign currency as the accretion expense is U.S. dollar-dominated and translated into Canadian dollars.

Interest income consists of interest earned less interest incurred during the six months ended June 30, 2025. During the six months ended June 30, 2025, the Company earned interest of $336,158 (2024 - $357,972) from its reclamation bond deposits and incurred interest expense of $49,804 (2024 - $nil) on the loan received from IsoEnergy Ltd., resulting in an overall decrease of $71,618 in interest income during the three months ended June 30, 2025. The increase in interest expense incurred during the six months ended March 31, 2025 is due to the promissory note the Company entered into with IsoEnergy Inc. on October 1, 2024 for $6,020,000, of which the Company received proceeds of $4,249,864. The promissory notes bears interest at 15% per annum.

B.	Liquidity and Capital Resources

During the year ended December 31, 2024, we used cash of $8,107,200 in operating activities compared to $7,263,435 in the year ended December 31, 2023. The increase of $843,765 in cash used in the operating activities was related to various exploration and evaluation expenditures and legal fees incurred during the year ended December 31, 2024. The various exploration and evaluation activities occurred during the year ended December 31, 2024 include the preparation and submission of the production reactivation plan for the Shootaring Canyon mill to the UDEQ in April 2024, the preparation and submission of the Plan of Operation for its Velvet-Wood mine to the State of Utah and BLM in May 2025. The drill program at Slick Rock was also commenced in September 2024. The increase in legal fees was related to the Arrangement Agreement the Company entered with IsoEnergy Ltd. on October 1, 2024 which was terminated in January 2025.

Cash flows used in investing activities were $938,377 for the year ended December 31, 2024 compared to $4,642,811 in the year ended December 31, 2023. During the year ended December 31, 2024, the Company acquired mining claims in San Juan and Grand County, Utah, for $113,334 (US$85,000) of cash which was paid during the year ended December 31, 2023 and recorded as deferred acquisition costs at December 31, 2023. The Company also paid cash of $136,633 as partial payment for 12 DOE leases and associated data in various Counties in Colorado during the year ended December 31, 2024. During the year ended December 31, 2023, the Company paid cash of $214,523 related to the acquisition of mineral claims in Emery County, Gila County and Mohave County and paid cash of $5,038,544 for the Marquez-Juan Tafoya uranium project acquired via acquisition of Neutron. The Company also bought back 3% NSR for its Artillery Peak project for cash of $613,541. During the year ended December 31, 2024, the Company increased its reclamation bond deposit by $801,744 (2023 - $651,838). During the year ended December 31, 2023, the Company received proceeds of $2,015,243 from the sale of its uranium royalty portfolio.

Cash flows provided by financing activities were $7,784,707 for the year ended December 31, 2024 compared to $10,199,978 in the year ended December 31, 2023. During the year ended December 31, 2024, the Company received proceeds from loans of $5,899,864 (2023 - $3,702,410), net of share issuance costs of $nil (2023 - $197,590). During the year ended December 31, 2024, the Company received proceeds of $nil (2023 - $6,497,568) from issuance of units and $2,026,937 (2023 - $nil) from exercise of warrants. During the year ended December 31, 2024, the Company received proceeds from related party loan in the amount of $1,485,000, net of original issue discount of $165,000 and repaid related party loan of $1,650,000.

At December 31, 2024, the Company had working capital deficit of $5,304,666 as compared working capital of $3,623,231 at December 31, 2023.

During the six months ended June 30, 2025, we used cash of $5,846,866 in operating activities compared to $2,361,733 for the six months ended June 30, 2024. The increase of $3,485,133 in cash used in the operating activities was mainly related to payment of various accounts payable and accrued liabilities related to exploration and evaluation expenditures and general and administrative expenses incurred during the six months ended June 30, 2025 compared to the six months ended June 30, 2024. Payments of general and administrative expenses include legal fee incurred during the fourth quarter of 2024 in relation to the Arrangement Agreement the Company entered with IsoEnergy Ltd., legal fees related to equity financing and amendment to the Credit Facility during March 2025, advisory fees owing at December 31, 2024 in the amount of $393,750 and prepayment of consulting fees in the amount of US$150,000. During the six months ended June 30, 2025, the Company also paid director’s fees of $105,000 (2024 - $nil) and indemnification support fees of $44,195 (2024 - $nil).

Cash flows used in investing activities were $1,606,047 for the six months ended June 30, 2025 compared to $413,720 for the six months ended June 30, 2024. During the six months ended June 30, 2025, the Company paid cash of $568,136 as partial payment for 12 DOE leases and associated data in various Counties in Colorado. During the six months ended June 30, 2025, the Company increased its reclamation bond deposit by $712,893 (2024 - $37,748) and reinvested $325,018 (2024 - $375,972) of dividend and interest income from reclamation bond.

Cash flows provided by financing activities were $17,091,170 for the six months ended June 30, 2025 compared to $694,281 for the six months ended June 30, 2024. During the six months ended June 30, 2025, the Company received proceeds from loans of $8,212,407 (2024 - $nil), net of debt issuance costs of $89,948 (2024 - $nil). During the six months ended June 30, 2025, the Company received proceeds of $15,000,000 (2024 - $nil) from issuance of common shares and $40,484 (2024 - $694,281) from exercise of warrants. During the six months ended June 30, 2025, the Company repaid loan and accrued interest of $6,161,721 and received proceeds of $8,502,355 net of arrangement fee and transactions costs of $289,948.

At June 30, 2025, the Company had working capital of $10,873,434 as compared working capital deficit of $5,304,666 at December 31, 2024. The Company plans to focus on advancing certain of its assets – the Velvet-Wood project, the Slick Rock project and the Shootaring Canyon mill - to production within the next two to three years.

In the next twelve months, the Company aims to:

1)	secure a large mine permit for Velvet-Wood in 2025;
2)	submit its PoO for Slick Rock to the U.S. DOE;
3)	determine the most prospective of its DOE Leases through data review and preliminary drilling (where necessary);
4)	commence clean-up work at the Shootaring Canyon mill site while awaiting approval of its mill reactivation plan, which was submitted to the State of Utah in April of 2024.

The Company’s 12-month budget is approximately $8.5 million. Subsequent to December 31, 2024 the Company completed an equity financing for gross proceeds of $15,000,000 and amended an existing credit facility to provide an additional US$6,000,000 of capital. Management intends to finance operating costs and expenditures over the next twelve months with the proceeds from the debt and equity financing. It is expected that the current cash position will be sufficient to fund our needs for the 2025 fiscal year.

C.	Research and Development, Patents and Licences, etc.

Not applicable.

D.	Trend Information

The Company does not currently have any production, sales or inventory and therefore there are no known trends that are applicable to the Company’s reported financial results. For information on the Company’s most recently reports operating results and recent events that had a material effect on the Company’s liquidity and capital resources, Item 5.A — Operating and Financial Review and Prospects — Operating Results and Item 5.B — Operating and Financial Review and Prospects — Liquidity and Capital Resources, respectively.

E.	Critical Accounting Estimates.

Significant areas requiring the use of critical accounting estimates include the recoverability of the carrying value of property and equipment and exploration and evaluation assets, fair value measurements for financial instruments and share-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, purchase price allocation and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual’s place of residence, position with us, principal business activities performed outside those with us and period of service as a director (if applicable).

Directors and Executive Officers

Name	Position With Anfield	Age	Principal Business Activity Outside Anfield	Director/Officer Since
Ken Mushinski, Texas, USA	Chairman and Director	62	President, CEO and Director of Rare Element Resources Ltd.	September 20, 2022

Corey A. Dias Ontario, Canada	Chief Executive Officer and Director	54	N/A	November 5, 2012

Laara Shaffer British Columbia, Canada	Chief Financial Officer and Director	77	N/A	June 24, 2020(1)

Douglas Beahm Wyoming, USA	Chief Operating Officer	72	Owner and President of BRS, Inc., an engineering consulting firm	March 20, 2024

Joshua D. Bleak Arizona, USA	Director	44	President of North American Environmental Corporation, a consulting company specializing in mining project management, permitting, lobbying and land tenure	December 15, 2010

Stephen Lunsford Wyoming, USA	Director	78	Independent businessman and consulting geologist. Previously Senior Geologist at Cameco Resources Inc.	May 23, 2018
Don Falconer Ontario, Canada	Director	81	Independent businessman and director of public companies. From 2012 until 2014, Director of AusAmerica Mining	June 11, 2014
John Eckersley Utah, USA	Director	66	Independent attorney for 30 years, with 10 years of experience with publicly-traded companies	July 19, 2019
Ross McElroy Saskatchewan, Canada	Director	62	Exploration geologist with more than 38 years of experience in mineral exploration and senior-level project management	April 1, 2025
Notes:

(1)	Date on which Ms. Shaffer became a director of Anfield. Ms. Shaffer became a director of the Company on May 15, 2023.

The following are brief biographies of our directors and executive officers.

Ken Mushinski, Chairman and Director

Mr. Mushinski brings extensive nuclear-related knowledge and expertise to the Board, with an exemplary career spanning 33 years at General Atomics Corporation and its subsidiaries. In his roles as Vice President of Corporate Planning and Acquisitions, President of uranium producer Quasar Resources, President of uranium developer Cotter Corporation, Vice President of General Atomics Uranium Resources, and President of rare-earth technology developer Synchron, he has contributed significantly to the industry.

Throughout his career, Mr. Mushinski has demonstrated exceptional leadership, serving as Board Chairman for Cotter Corporation, Diazyme Shanghai (a technology developer), and Miltec Inc. (a chemical manufacturer). He has also played a vital role as a management committee member for the Honeywell/General Atomics ConverDyn partnership.

His skillset encompasses a wide range of areas, including mergers and acquisitions, operational and financial planning for uranium production operations, regulatory affairs, and governmental interactions. Mr. Mushinski’s educational background includes a Master of Business Administration and a Bachelor of Science in Mechanical Engineering, Summa Cum Laude, from San Diego State University.

Corey A. Dias, Chief Executive Officer and Director

Mr. Dias is the Co-Founder and CEO of Anfield Energy, bringing with him an impressive 20-year track record in capital markets. His journey began in institutional equity research at CIBC, gaining further sell-side experience with other boutique investment firms in Toronto. Notably, Mr. Dias served as Vice President at Fortress Investment Group, a prominent U.S.-based hedge fund, where he was involved in managing a $400 million investment portfolio. Prior to his time in the capital markets sphere, Mr. Dias worked in Stockholm as a management consultant for The Monitor Group, a leading strategy consulting firm based in the United States. During this time, he gained invaluable insights into addressing complex challenges faced by executive management in multinational corporations across diverse industries.

Mr. Dias holds an MBA from the prestigious Richard Ivey School of Business at the University of Western Ontario, which provides an academic foundation to complement his extensive practical expertise. As the Co-Founder and CEO of Anfield, he is dedicated to driving the company’s success and shaping the future of carbon-free, sustainable clean energy solutions.

Laara Shaffer, Chief Financial Officer and Director

Laara Shaffer has worked with publicly-traded companies in regulatory compliance, administration and accounting for over 35 years. Ms. Shaffer was also CEO and director of Oronova Resources Ltd., a director of Foran Mining Corporation and Passport Potash Inc. and she also served as corporate secretary for Voyageur Gold Explorers Inc.

Douglas Beahm, Chief Operating Officer

Mr. Beahm, PE, PG, an engineering graduate of the Colorado School of Mines, has 50 years of professional and managerial experience in natural resource exploration, mine and mill development, mine and processing facility operations, environmental permitting and mine reclamation. Since graduation, Mr. Beahm has held senior positions with mining companies such as Homestake Mining, Union Carbide Corporation and AGIP, prior to establishing the engineering consulting firm, BRS, Inc. His uranium-related expertise in mine operations and as a consultant to the minerals industry extends to both In Situ Recovery (ISR) projects and hard rock conventional projects in the United States and Paraguay.

Joshua D. Bleak, Director

As a fourth-generation miner from a reputable Arizona mining family, Mr. Bleak possesses a deep-rooted understanding of resource development. He has extensive experience in developing gold, silver, copper, and uranium projects in the southwestern United States. Mr. Bleak’s expertise extends to serving as a director for several Canadian junior mining exploration companies and as the President of North American Environmental Corp. His knowledge in mining project management – including drilling, transportation, permitting and land tenure – adds valuable insights to Anfield Energy.

Stephen Lunsford, Director

With an impressive career spanning four decades, Mr. Lunsford has established himself as a highly skilled geologist in the uranium sector. He has worked in senior roles with esteemed entities including Cameco Resources, American Nuclear Corp., and Power Resources, gaining invaluable experience in mine exploration and development. Notably, Mr. Lunsford contributed to a feasibility study for the Charlie project in Wyoming – previously owned by Anfield – during his time with Power Resources. His extensive geological expertise strengthens Anfield’s capabilities in identifying and unlocking uranium resources.

Don Falconer, Director

Mr. Falconer brings over 35 years of experience in the uranium and nuclear utility sectors. He has held prominent positions – including senior executive roles – in notable uranium companies such as Uranium One, Southern Cross Resources, Uranium One and Aurora Energy, specializing in uranium marketing and sales. With over 16 years of board experience in publicly traded companies, including Energy Fuels and AusAmerican Mining, Mr. Falconer possesses a strong understanding of corporate governance. Furthermore, his seven-year tenure with Ontario Hydro’s Nuclear Division adds valuable operational insights to his expertise in the industry.

John Eckersley, Director

Mr. Eckersley is a seasoned attorney with over two decades of experience. His legal practice focuses on securities compliance, corporate governance, and estate planning. He has held significant roles in various companies, including Executive Vice President and Corporate Counsel of Passport Potash Inc., director of Silver Horn Mining Ltd., and CEO, CFO, President, Corporate Secretary, and director of Scorpion Resources Inc. Mr. Eckersley obtained his B.S. and Juris Doctorate from the University of Utah, solidifying his educational background and expertise in the field.

Ross McElroy, Director

Mr. McElroy is a professional geologist bringing more than 38 years of mining industry experience both in operation and corporate capacities, involved with major, mid-tier and junior mining and exploration companies. As a very successful exploration geologist, he has been a key member in the discoveries of numerous world-class uranium and gold orebodies, several of which have been advanced to development and mining operations.

B.	Compensation

All share-related information presented in this section gives effect to the Consolidation.

The overall objective of the Company’s compensation strategy is to offer medium term and long term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest caliber and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has medium term and long term compensation components in place, and intends to further develop these compensation components. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Company’s shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance.

The Company has a Compensation Committee in place. The Compensation Committee consists of three directors: Don Falconer (Chair), Stephen Lunsford and Laara Shaffer. Don Falconer and Stephen Lunsford are independent directors. All tasks related to developing and monitoring the Company’s approach to the compensation of officers of the Company and to developing and monitoring the Company’s approach to the nomination of directors to the Board are performed by the members of the Board. The compensation of the named executive officers and the Company’s employees is reviewed, recommended and approved by the independent directors of the Company.

The Company chooses to grant stock options to named executive officers to satisfy the long term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium-term compensation component.

In the future, the Board may also consider the grant of options to purchase common shares of the Company with longer future vesting dates to satisfy the long-term compensation component.

The Board has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs. The Board has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Board considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

The Company has not adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors. To the knowledge of the Company, none of the executive officers or directors have purchased such financial instruments.

Summary Compensation Table – Named Executive Officers

Particulars of compensation paid to each executive officer during the financial years ended December 31, 2024, 2023 and 2022 is set out in the summary compensation table below and expressed in Canadian dollars, unless otherwise noted:

					Non-equity Incentive Plan Compensation (1)
Name and Principal Position	Year	Salary (2) ($)	Share- based Awards (3) ($)	Option- based Awards (4) ($)	Annual Incentive Plans ($)	Long - term Incentive Plans ($)	Pension Value ($)	All Other Compensation (5) ($)	Total Compensation ($)
Ken Mushinski, Chairman	2024	342,601	Nil	Nil	Nil	Nil	Nil	Nil	342,601
	2023	202,657	Nil	422,861	Nil	Nil	Nil	Nil	625,518
	2022	84,650	Nil	511,565	Nil	Nil	Nil	135,440	731,655
Corey Dias, CEO	2024	375,000	Nil	Nil	Nil	Nil	Nil	Nil	375,000
	2023	300,000	Nil	422,861	Nil	Nil	Nil	305,000	1,027,861
	2022	300,000	Nil	447,620	Nil	Nil	Nil	681,867	1,429,487
Joshua Bleak, Director(6)	2024	337,500	Nil	Nil	Nil	Nil	Nil	Nil	337,500
	2023	270,000	Nil	422,861	Nil	Nil	Nil	307,196	1,000,057
	2022	270,000	Nil	447,620	Nil	Nil	Nil	681,867	1,399,487
Laara Shaffer, CFO	2024	51,600	Nil	Nil	Nil	Nil	Nil	Nil	51,600
	2023	51,600	Nil	113,847	Nil	Nil	Nil	84,800	250,247
	2022	51,600	Nil	127,891	Nil	Nil	Nil	51,000	233,342
Douglas Beahm, COO(7)	2024	204,514	Nil	Nil	Nil	Nil	Nil	Nil	204,514
	2023	Ni	Ni	Ni	Ni	Ni	Ni	Ni	Ni
	2022	Ni	Ni	Ni	Ni	Ni	Ni	Ni	Ni

Notes:

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.
(2)

The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

(3)

“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(4)

“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features. The grant date value of the option-based award was determined using the Black-Scholes option-pricing model, with the following assumptions: Expected dividend yield 0%; Volatility 118% - 154%; risk free interest rate 3.39% - 4.31% and Expected life 5 years.

(5)	Represents bonuses paid.
(6)	Joshua Bleak was reimbursed for auto expenses of $49,338 (2023 - $29,338) and for office rent of $8,223 (2023 - $6,000).
(7)	During the year ended December 31, 2024, the Company paid consulting fees of $1,156,303 to a company controlled by the COO of the Company.

Summary Compensation Table – Directors

The following table sets forth the details of compensation provided to the directors of the Company who are not named executive officers during the Company’s financial years of December 31, 2024 and 2023:

Name	Year	Fees Earned ($)	Share-based Awards ($)	Option-based Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Don Falconer	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	113,847	Nil	Nil	Nil	113,947
Stephen Lunsford	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	Nil	113,847	Nil	Nil	Nil	133,847
John Eckersley(2)	2024	246,688	Nil	Nil	Nil	Nil	Nil	246,688
	2023	229,549	Nil	113,847	Nil	Nil	Nil	343,396

Notes:

(1)

The value of the option-based award was determined using the Black-Scholes option-pricing model using the following assumptions: Expected dividend yield 0%; Volatility 118%; risk free interest rate 4.31% and Expected life 5 years.

(2)	John Eckersley’s compensation was for legal fees related to the U.S. subsidiaries.

Outstanding Share-Based Awards and Option-Based Awards

During the year ended December 31, 2024 options were granted to directors or officers:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date (M/D/Y)	Value of unexercised in-the-money options (1) ($)
Joshua D. Bleak	86,667 81,667 35,000	$ $ $	7.50 7.50 9	Oct. 6, 2028 Sept. 20, 2027 Aug. 27, 2026	Nil Nil Nil
	23,333		$7.50	Aug. 28, 2025	Nil
	13,000		$15	July 12, 2024	Nil
Don Falconer	23,333 23,333	$ $	7.50 7.50	Oct. 6, 2028 Sept. 20, 2027	Nil Nil
	13,333		$9	Aug. 27, 2026	Nil
	6,667		$7.50	Aug. 28, 2025	Nil
	2,333		$15	July 12, 2024	Nil
John Eckersley	23,333 23,333	$ $	7.50 7.50	Oct. 6, 2028 Sept. 20, 2027	Nil Nil
	13,333		$9	Aug. 27, 2026	Nil
	6,667		$7.50	Aug. 28, 2025	Nil
	2,333		$15	July 12, 2024	Nil
Stephen Lunsford	23,333 23,333	$ $	7.50 7.50	Oct. 6, 2028 Sept. 20, 2027	Nil Nil
	13,333		$9	Aug. 27, 2026	Nil
	6,667		$7.50	Aug. 28, 2025	Nil
	2,333		$15	July 12, 2024	Nil
Eugene Spiering	23,333		$7.50	Oct. 6, 2028	Nil
Ken Mushinski	86,667 93,333	$ $	7.50 7.50	Oct. 6, 2028 Sept. 20, 2027	Nil Nil
Corey Dias	86,667 81,667 35,000 23,333 13,000	$ $ $ $ $	7.50 7.50 9 7.50 15	Oct. 6, 2028 Sept. 20, 2027 August 27, 2026 August 28, 2025 July 14, 2024	Nil Nil Nil Nil Nil
Laara Shaffer	23,333		$7.50	Oct. 6, 2028	Nil
	23,333		$7.50	Sept. 20, 2027	Nil
	13,333 6,667 2,333	$ $ $	7.50 9 7.50	August 27, 2026 August 28, 2025 July 14, 2024	Nil Nil Nil

Notes:

(1)

The value of unexercised “in-the-money options” at the financial year-end is the difference between the option exercise price and the market value of the underlying common shares on the Exchange on December 31, 2024. The closing price of the common shares on December 31, 2024 year end was $6.75.

The Company does not have a pension plan that provides for payments or benefits to the named executive officers at, following, or in connection with retirement.

C.	Board Practices

Each of our directors will hold office until the next annual general meeting of our shareholders or until his or her office is earlier vacated, in accordance with our Articles of Incorporation (the “Articles”) and the BCBCA. Each of our officers serves at the pleasure of our Board. Please also refer to Directors and Senior Management above for further details regarding the periods of service of each of our current directors and officers. The Board has a Compensation Committee (see Item 6B – Directors, Senior Management and Employees — Compensation) and an Audit Committee (see Audit Committee Disclosure below). The Board does not have any other committees.

As of September 9, 2025, we did not have any service contracts with any of our independent directors.

Audit Committee Disclosure

The Audit Committee’s Charter

Our directors have adopted a Charter for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The full text of our Audit Committee Charter is available on request from us.

Composition of the Audit Committee

The members of the Audit Committee are Joshua Bleak (Chairman), Corey Dias, and Stephen Lunsford. Stephen Lunsford is independent (as determined under Exchange Act Rule 10A-3 and as defined in National Instrument 52-110—Audit Committees (“NI 52-110”) adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52-110). The Audit Committee meets regularly on at least a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.

The Board has determined that Corey Dias qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act). Corey Dias is not independent (as determined under Exchange Act Rule 10A-3).

Relevant Education and Experience

All of the Audit Committee members are senior-level professionals with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles.

For further relevant education and experience of Messrs. Bleak, Dias and Lunsford, refer to their respective biographies in Directors, Senior Management and Employees.

Audit Committee Oversight

At no time during this past fiscal year have any recommendations by the Audit Committee respecting the appointment and/or compensation of our external auditors not been adopted by the Board.

Pre-Approval Policies and Procedures

Under its charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the external auditors in relation to us, together with approval of the engagement letter for such non-audit services and estimated fees thereof. The pre-approval process for non-audit services will also involve a consideration of the potential impact of such services on the independence of the external auditors.

D.	Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Year	Full Time	Part Time	Total
Fiscal 2022	5	0	5
Fiscal 2023	5	0	5
Fiscal 2024	5	0	5

None of our employees are members in a labor union.

E.	Share Ownership

All share-related information presented in this section gives effect to the Consolidation.

As of September 9, 2025, the current directors and executive officers named in this Registration Statement, as a group, beneficially owned a total of 597,941 Common Shares, representing beneficial ownership of approximately 3.9% of the Common Shares outstanding.

The table below sets forth the number of Common Shares beneficially owned by the current directors and executive officers named in this Registration Statement as of September 9, 2025. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants that are exercisable within 60 days from the above date, including “out-of-the money” options. The percentages shown below are based on 15,676,532 outstanding Common Shares as of September 9, 2025, plus 1,031,571 Common Shares underlying options and 4,965,648 warrants that are exercisable within 60 days for the indicated beneficial owner for an aggregate total of 21,653,751.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Common Shares held	Exercisable Options	Exercisable Warrants	Number of Common Shares Beneficially Owned	Percent of Outstanding Common Shares
Ken Mushinski	31,733	180,000	15,867	31,733	Less than 1%
Corey A. Dias	256,057	226,667	120,000	256,057	1.64%
Laara Shaffer	0	66,667	19,100	0	0%
Douglas Beahm	0	0	0	0	0%
Joshua D. Bleak	279,256	220,167	120,000	279,256	1.82%
Stephen Lunsford	1,333	66,667	0	1,333	Less than 1%
Don Falconer	333	66,666	0	333	Less than 1%
John Eckersley	22,562	25,533	25,333	22,562	Less than 1%
Ross McElroy	6,667	0	0	6,667	Less than 1%

Total	579,941	852,367	300,300	597,941	3.82%

Refer to section titled, Compensation, for the details of the options held by our directors and executive officers as at September 9, 2025. We have since not granted any further options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

All share-related information presented in this section gives effect to the Consolidation.

To our best knowledge, the following are our only shareholders that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to our Common Shares as at September 9, 2025.

Name of Shareholder	Number of Common Shares	Percentage of Common Shares
Uranium Energy Corporation	2,712,210	17.33%
enCore Energy, Inc.	2,266,667	14.49%
Extract Advisors LLC	1,697,451	10.85%

In the last three years, UEC and Extract Advisors LLC increased their share ownership in the Company, in connection with separate transactions with the Company. See Item 4.A — Information on the Company — History and Development of the Business for details regarding those transactions.

At September 9, 2025, there were a total of 57 reported record holders of our Common Shares, of which 37 record holders were resident in the United States, holding a total of 36,342,637 Common Shares, based on available information. This number represents approximately 30.8% of our total issued and outstanding Common Shares at that date.

We are a publicly owned company, and our Common Shares are owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of us.

B.	Related Party Transactions

As at December 31, 2024, an amount of $223,489 (2023 - $101,441) was owed to related parties. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As at December 31, 2024, an amount of $4,515 (2023 - $nil) was recorded in prepaid expenses for advances to a company controlled by the Chief Financial Officer of the Company for future consulting fees.

As at December 31, 2024, an amount of $14 (2023 - $12,700) was recorded in prepaid expenses for advances to a director of the Company for future property expenditures.

On August 2, 2024, the Company entered into a loan agreement with a director of the Company for $1,650,000. The Company received proceeds of $1,485,000, net of original issue discount of $165,000. The loan is unsecured, non-interest bearing and due on August 2, 2025. The carrying value of the loan was accreted using the effective interest rate method over the term of the loan. The effective interest rate was estimated at 10.66%. On October 1, 2024, the loan was repaid through proceeds from the IsoEnergy loan.

The Company incurred the following transactions with companies that are controlled or managed by directors of the Company:

	For the year ended December 31,
	2024	2023	2022
Consulting fees and management bonus (i)	$51,600	$133,600	$102,600
Consulting and professional fee (ii)	1,156,303	—	—
Share issue cost	—	2,300	—

	$1,207,903	$135,900	$102,600

The Company has identified its directors and certain senior officers as its key management. Key management compensation during the years ended December 31, 2024, 2023 and 2022, are as follows:

	For the year ended December 31,
	2024	2023	2022
Consulting fees and management bonus (i)	$1,259,615	$1,452,412	$2,221,167
Share issue cost	—	—	2,850
Legal fees (i)	246,688	229,549	152,132
Auto and rent expense (ii)	57,561	35,339	—
Share based compensation	—	2,089,445	1,918,369

	$1,563,864	$3,806,745	$4,294,518

(i)	These expenses are included in general and administrative expenses in the amended and restated consolidated statements of comprehensive loss.
(ii)	These expenses are included in exploration and evaluation expenditures in the amended and restated consolidated statements of comprehensive loss.

During the year ended December 31, 2023, the Company issued a total of 86,667 common shares with a fair value of $422,500 as bonuses to directors and an officer of the Company and a company controlled by an officer of the Company.

During the year ended December 31, 2023, the Company issued 10,667 common shares with a fair value of $52,000 to settle debt of $52,000 with a director of the Company.

As at June 30, 2025, an amount of $400,486 (December 31, 2024 - $223,489) was owed to related parties. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As at June 30, 2025, an amount of $nil (December 31, 2024 - $4,515) was recorded in prepaid expenses for advances to a company controlled by the Chief Financial Officer of the Company for future consulting fees.

As at June 30, 2025, an amount of $14 (December 31, 2024 - $14) was recorded in prepaid expenses for advances to a director of the Company for future consulting fees and property expenditures.

The Company incurred the following transactions with companies that are controlled or managed by directors of the Company:

	For the three months ended June 30,
	2025	2024
Consulting fees and management bonus (i)	$12,900	$12,900
Consulting and professional fee (ii)	361,778	—

	$374,678	$12,900

The Company has identified its directors and certain senior officers as its key management. Key management compensation during the three months ended June 30, 2025, and 2024, are as follows:

	For the three months ended June 30,
	2025	2024
Consulting fees and management bonus (i)	$309,978	$229,415
Director’s fees (i)	57,500	—
Legal fees (i)	62,260	61,589
Auto and rent expense (ii)	43,899	12,318

	$473,637	$303,322

(i)	These expenses are included in general and administrative expenses in the condensed interim consolidated statements of comprehensive loss.
(ii)	These expenses are included in exploration and evaluation expenditures in the condensed interim consolidated statements of comprehensive loss.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

This Registration Statement contains the Company’s our audited amended and restated consolidated financial statements as at and for the years ended December 31, 2024 and 2023 and our unaudited condensed interim consolidated financial statements as at and for the six months ended June 30, 2025 and 2024. The audit report of DMCL is included therein.

Legal Proceedings

We are not and have not been a party to any legal proceedings and are not aware of any such proceedings known to be contemplated.

Dividend Policy

We have not, for any of the three most recently completed fiscal years or our current fiscal year, declared or paid any dividends on our Common Shares, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will not pay dividends but will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on our earnings, if any, our financial condition, and such other factors as our directors consider appropriate.

B.	Significant Changes

Except as otherwise disclosed in this Registration Statement, there have been no significant changes in our financial condition since the most recent audited amended and restated consolidated financial statements for the year ended December 31, 2024.

ITEM 9.	THE OFFER AND LISTING

All share-related information presented in this section gives effect to the Consolidation.

A.	Offer and Listing Details

Our Common Shares are listed and posted for trading on the TSXV under the trading symbol “AEC.V,” are quoted on the OTCQB under the symbol “ANLDF” and listed on the Frankfurt Stock Exchange under the stock symbol of “0AD”. We have applied to list our Common Shares on Nasdaq. Such listing is dependent upon this Registration Statement being declared effective as well as our meeting all the necessary listing requirements of Nasdaq.

As of September 9, 2025, our authorized capital consisted of an unlimited number of Common Shares and consisted of 15,646,532 Common Shares outstanding. Our Common Shares are issued in registered form and the transfer of our Common Shares is managed by our transfer agent, Computershare Trust Company of Canada located at its principal offices in Vancouver, British Columbia.

For additional details regarding our Common Shares, see Item 10.A — Additional Information — Share Capital.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A — The Offering and Listing — Offer and Listing Details.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

All share-related information presented in this section gives effect to the Consolidation.

Authorized Capital

We are authorized to issue an unlimited number of Common Shares, without par value. As of September 9, 2025, there were 15,646,532 Common Shares outstanding. Refer to Item 4.A — Information on the Company — History and Development of the Company, for the equity offerings we have made over the last three financial years.

We also have disclosed the rights, preferences and restrictions attached to our Common Shares under Item 10.B — Additional Information — Memorandum and Articles of Association.

Stock Options

As of September 9, 2025, there were options outstanding to purchase a total of 1,031,571 Common Shares, which have been issued to our directors, officers, employees, and consultants pursuant to the terms and conditions of our LTIP, which is described in detail under Item 6.B — Directors, Senior Management and Employees — Compensation — Equity Compensation Plan. The number of options, expiry date and exercise prices of options granted to our directors and officers are presented in Item 6.E — Directors, Senior Management and Employees — Share Ownership.

B.	Memorandum and Articles of Association

Incorporation

See Item 4.A — Information on the Company — History and Development of the Company — Name, Address and Incorporation.

Objects and Purposes

The Articles do not contain a limitation on objects and purposes.

Directors

Our board of directors currently consists of eight directors. Our board of directors may exercise all the powers of our Company to borrow money. A director is not required to hold any shares in our company by way of qualification, and there is no requirement for a director to retire at any age limit.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA. Pursuant to the BCBCA, a director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person’s capacity as a director of the Company.

A director who holds a disclosable interest in a contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Rights, Preference and Restrictions

Our Articles provide the following rights, privileges, restrictions and conditions attaching to our common shares:

Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders. At such meetings attended by holders of Common Shares, each holder of Common Shares is entitled to one vote in respect of each Common Share held by the holder. Holders are entitled to elect all nominees to our board of directors.

Holders of Common Shares are also entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority.

Common Shares do not carry any pre-emptive, subscription, redemption, conversion rights, sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of two thirds or more of the Common Shares voted at a meeting of the Company’s shareholders called and held in accordance with the Articles and applicable law.

Shareholder Meetings

The BCBCA provides that: (i) a general meeting of shareholders must be held in the Province of British Columbia, unless otherwise provided in the Company’s Articles or as approved by ordinary resolution of shareholders; (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) or be less than 21 days before the date on which the meeting is to be held; (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the Articles (Article 11.3 of the Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of Common Shares entitled to vote at the meeting, are present in person; (v) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the Court may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the Court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the Company’s constating documents.

Change in Control

There are no provisions in the Company’s constating documents that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Ownership Threshold

There are no provisions in the Company’s constating documents or under applicable corporate law requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Articles governing changes in the capital where such conditions are more significant than under the BCBCA for as long as the Company is a public company.

Description of Capital Structure

Our authorized share structure consists of an unlimited number of Common Shares without par value, of which 15,646,532 Common Shares were issued and outstanding as of September 9, 2025. All of the issued Common Shares are fully paid and non-assessable common shares in the capital of the Company.

C.	Material Contracts

We are a party to the following contracts which management currently considers to be material to the Company and our assets and operations.

Extract Credit Agreement

On September 26, 2023, the Company entered into a credit agreement with Extract Advisors, LLC, as agent, on behalf of Extract Capital Master Fund Ltd with respect to the Credit Facility. The credit facility was amended on October 6, 2023, April 15, 2024 and March 17, 2025. The Credit Facility has a maturity date of September 26, 2028. The Credit Facility, and subsequent amendment, are attached hereto as Exhibits 4.1 and 4.2, respectively.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below in Item 10.E —Additional Information — Taxation — Certain United States Federal Income Tax Considerations.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the ownership and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to a U.S. Holder arising from or relating to the ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States and Canada with respect to taxes on income and on capital of 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder or is a partnership. This summary does not address the U.S. federal income tax considerations to non-U.S. Holders arising from and relating to the ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of, and operation of, any income tax treaties) relating to the ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders or investors in such S corporations); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (k) U.S. expatriates or former long-term residents of the U.S., (l) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, (m) are subject to special tax accounting rules with respect to Common Shares, or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from and relating to the ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during its most recently completed tax year, and due to the nature of the Company’s assets and the income that the Company expects to generate, the Company expects to be a PFIC for its current tax year and may be a PFIC in subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the PFIC status of the Company and any subsidiary of the Company cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax under the “Default PFIC Rules under Section 1291 of the Code” discussed below on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the ownership and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income (and not eligible for certain preferential tax rates, as discussed below) in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to the Company or any subsidiary of the Company. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company cannot provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Company is a PFIC or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable stock. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules (including the applicability and advisability of a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the USD value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into USD at that time). A U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable

G.	Statement by Experts

DMCL, our current independent auditor, has consented to the inclusion of its report with respect to the Company’s amended and restated consolidated financial statements as at and for the years ended December 31, 2024 and 2023 in this Registration Statement, in the form and context in which they are included, and has authorized the contents of that part of the Registration Statement. Further information regarding DMCL is provided in Item 1.C — Identity of Directors, Senior Management and Advisers — Auditors.

The disclosure of exploration results contained in this registration statement is based on and accurately reflects information and supporting documentation prepared by a qualified person, within the meaning of Item 1300 of Regulation S-K. Unless otherwise indicated, the scientific and technical information contained in this registration statement relating to the Company’s mineral properties is based on and accurately reflects documentation prepared by, or reviewed and approved by, Douglas Beahm, Chief Operating Officer of the Company, and Carl D. Warren, Senior Project Engineer of BRS Engineering, who are both qualified persons within the meaning of Item 1300 of Regulation S-K.

H.	Documents on Display

This Registration Statement and the related exhibits are available for viewing at the offices of Anfield Energy Inc., 2005-4390 Grange Street, Burnaby, British Columbia, Canada, V5H 1P6, telephone: (604)-669-5762.

Additional information relating to us may be found on the Company’s SEDAR+ profile at www.sedarplus.ca. Upon effectiveness of this Registration Statement, we will be subject to the informational requirements of the Exchange Act and we will thereafter file reports and other information with the SEC. Reports filed with, and other information furnished to, the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov.

Copies of our material contracts are kept at our registered office.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including interest rate risk, foreign currency risk, credit risk and liquidity risk. Refer to Note 18 of our audited amended and restated consolidated financial statements for Fiscal 2024 (for the years ended December 31, 2024 and 2023).

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B.	CODE OF ETHICS

Not Applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our Consolidated Financial Statements are stated in Canadian dollars and are prepared in accordance with IFRS Accounting Standards, as issued by the IASB. The following financial statements, as required under this Item 17, are attached hereto and found immediately following the text of this Registration Statement.

ITEM 18.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17 — Financial Statements.

ITEM 19.	EXHIBITS

Financial Statements

Description	Page
Amended and Restated Consolidated Financial Statements and Notes For the Years Ended December 31, 2024 and 2023	F1- F35
Condensed Interim Consolidated Financial Statements for the Six Months ended June 30, 2025 and 2024	F-36

Exhibit No. Item	Description of Exhibit

1.1*	Amended Articles of Anfield Energy Inc.

1.2*	Certificate of Name Change

1.3*	Notice of Articles

4.1*†	Credit Agreement by and among Anfield Energy Inc., Extract Advisors LLC, Extract Capital Master Fund Ltd. and certain guarantors party thereto, dated September 26, 2023

4.2*†	First Amending Agreement by and among Anfield Energy Inc., Extract Advisors LLC, Extract Capital Master Fund Ltd. and certain guarantors party thereto, dated October 6, 2023

4.3*	Consent, Waiver and Second Amending Agreement, by and among Anfield Energy Inc., Extract Advisors LLC, Extract Capital Master Fund Ltd. and certain guarantors party thereto, dated April 15, 2024

4.4*	Consent, Waiver and Third Amending Agreement, by and among Anfield Energy Inc., Extract Advisors LLC, Extract Capital Master Fund Ltd. and certain guarantors party thereto, dated October 1, 2024

4.5*†	Fourth Amendment to Credit Agreement and Omnibus Amendment to Certain Guarantees, by and among Anfield Energy Inc., Extract Advisors LLC, Extract Capital Master Fund Ltd. and certain guarantors party thereto, dated March 17, 2025

8.1*	List of Subsidiaries of Anfield Energy Inc.

15.1	Consent of Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants

15.2*	Consent of Cassels, Brock and Blackwell LLP

15.3*	Consent of Dorsey & Whitney LLP

15.4*	Consent of Douglas L. Beahm, P.E.

15.5*	Consent of Carl D. Warren, P.E., P.G.

96.1*	Technical Report on the West Slope Uranium Project, Montrose County, Colorado, USA, dated June 12, 2025

96.2*	Technical Report on the Slick Rock Uranium Project, San Miguel County, Colorado, USA, dated June 12, 2025

96.3*	Technical Report on the Velvet Wood Project, San Juan County, Utah, USA, dated June 12, 2025

*	Previously filed.
†

Certain identified information has been omitted pursuant to Item 601(b)(10) of Regulation S-K because such information is both (i) not material and (ii) of the type that the Registrant customarily and actually treats as private or confidential. The Registrant hereby undertakes to furnish supplemental copies of the unredacted exhibit upon request by the SEC.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

ANFIELD ENERGY INC.

Date: September 11, 2025	By:	/s/ Corey Dias
Name: Corey Dias
Title: Chief Executive Officer

Anfield Energy Inc.

AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in Canadian Dollars)

Report of Independent Registered Public

Accounting Firm

To the shareholders and the board of directors of Anfield Energy Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Anfield Energy Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not advanced its properties to commercial production and is not able to finance day to day activities through operations, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of Previously Issued Financial Statements

As discussed in Notes 1 and 19 to the financial statements, the December 31, 2024 and 2023 financial statements have been restated to reflect the August 1, 2025 share consolidation.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Vancouver	Surrey	Tri-Cities	Victoria

1500 - 1140 West Pender St. Vancouver, BC V6E 4G1 604.687.4747	200 - 1688 152 St. Surrey, BC V4A 4N2 604.531.1154	700 - 2755 Lougheed Hwy Port Coquitlam, BC V3B 5Y9 604.941.8266	320 - 730 View St. Victoria, BC V8W 3Y7 250.800.4694

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2008

Vancouver, Canada (PCAOB ID 1173)

August 15, 2025, except for the effects of restating the number of shares figures to reflect the share consolidation effected on August 1, 2025 as discussed in Notes 1 and 19(i) to which the date is September 10, 2025.

Anfield Energy Inc.

Amended and Restated Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Notes	December 31, 2024	December 31, 2023

Assets

Current Assets

Cash		$1,350,411	$2,611,281

Receivables		49,685	43,488

Prepaids and deposits	9	1,035,439	1,583,731

Marketable securities	5	34,563	42,443

		2,470,098	4,280,943

Non-current Assets

Insurance premium	7	372,736	343,287

Reclamation bond	6,7	16,087,691	14,078,254

Property and equipment	6	22,438,706	22,008,669

Deferred acquisition costs		–	112,740

Exploration and evaluation assets	7	38,639,788	34,449,558

		77,538,921	70,992,508

Total Assets		$80,009,019	$75,273,451

Liabilities

Current liabilities

Accounts payable and accrued liabilities	8	$1,651,411	$556,271

Due to related parties	9	223,489	101,441

Loans payable	11	5,899,864	–

		7,774,764	657,712

Long-term liabilities

Asset retirement obligations	10	23,975,931	22,315,783

Loans payable	11	3,383,929	2,703,154

Total Liabilities		35,134,624	25,676,649

Equity

Share capital	12	$110,528,937	$107,194,133

Stock option reserve	12	6,991,160	7,443,544

Warrant reserve	12	7,411,788	7,396,640

Foreign exchange reserve	12	4,487,177	1,113,884

Deficit		(84,544,667)	(73,551,399)

Total Equity		44,874,395	49,596,802

Total Equity and Liabilities		$80,009,019	$75,273,451

Going concern (Note 1)

Subsequent events (Note 19)

Approved and authorized on September 10, 2025, on behalf of the Board of Directors:

“Corey Dias”	“Laara Shaffer”
Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

Anfield Energy Inc.

Amended and Restated Consolidated Statements of Comprehensive Income (Loss)

(Expressed in Canadian Dollars)

		For the year ended December 31,

	Notes	2024	2023

Expenses

Depreciation	6	$3,877	$3,819

Exploration and evaluation expenditures	7,9	5,275,278	3,766,705

(Gain) Loss on foreign exchange		(620,196)	51,258

General and administrative	9	4,957,926	3,719,444

Shareholder communications		195,943	105,948

Share-based compensation		–	2,382,195

Total expenses		9,812,828	10,029,369

Net loss before other items		(9,812,828)	(10,029,369)

Other items

Accretion expense of discount and interest expense on loans payable	9,11	(861,123)	(140,882)

Accretion expense for asset retirement obligations	10	(920,583)	(837,691)

Change in asset retirement obligation estimates	10	–	(411,042)

Gain on sale of royalty portfolio	7	–	1,954,128

Impairment of exploration and evaluation assets	7	(378,605)	–

Interest income		513,693	637,812

Other income		24,670	–

Reversal of impairment of property and equipment	6	–	21,986,159

Unrealized loss on marketable securities	5	(10,943)	(2,243)

Write-off of accounts payable		67	18,845

Net income (loss)		(11,445,652)	13,175,717

Other comprehensive income (loss)

Other comprehensive income (loss) that may be reclassified to profit or loss:

Exchange differences on translating foreign operations		3,373,293	(52,034)

Total comprehensive income (loss)		$(8,072,359)	$13,123,683

Earnings (Loss) per share – basic (Note 19(i))		$(0.84)	$1.24
Earnings (Loss) per share – diluted (Note 19(i))		$(0.84)	$1.23

Weighted average shares outstanding – Basic (Note 19(i))		13,592,933	10,667,041

Weighted average shares outstanding – Diluted (Note 19(i))		13,592,933	10,681,141

The accompanying notes are an integral part of these consolidated financial statements.

Anfield Energy Inc.

Amended and Restated Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Notes	Number of shares	Amount	Stock option reserve	Warrant reserve	Foreign exchange reserve	Deficit	Total equity

Balance, December 31, 2022		8,651,444	$89,255,223	$7,036,812	$5,939,526	$1,165,918	$(88,702,579)	$14,694,900

Shares issued for exploration and evaluation assets	7,12	400,000	2,126,000	–	–	–	–	2,126,000

Shares issued for acquisition of Neutron Energy, Inc.	3,12	2,466,667	9,250,000	–	–	–	–	9,250,000

Shares issued - private placement, net of share issue costs	12	1,603,761	5,868,410	–	629,158	–	–	6,497,568

Units issued for bonuses	9,12	113,333	552,500	–	–	–	–	552,500

Units issued to settle amounts due to related party	9,12	10,667	52,000	–	–	–	–	52,000

Shares issued for debt issuance costs	11,12	15,444	90,000	–	–	–	–	90,000

Warrants issued in connection with Credit Facility	11,12	–	–	–	827,956	–	–	827,956

Share-based compensation	9,12	–	–	2,382,195	–	–	–	2,382,195

Stock options expired unexercised	12	–	–	(1,975,463)	–	–	1,975,463	–

Comprehensive income for the year		–	–	–	–	(52,034)	13,175,717	13,123,683

Balance, December 31, 2023		13,261,316	$107,194,133	$7,443,544	$7,396,640	$1,113,884	$(73,551,399)	$49,596,802

Shares issued for exploration and evaluation assets	7,12	200,000	1,050,000	–	–	–	–	1,050,000

Shares issued upon exercise of warrants	12	328,412	2,261,898	–	(234,961)	–	–	2,026,937

Warrants issued upon modification of Credit Facility	11,12	–	–	–	250,109	–	–	250,109

Refund of share issuance costs related to private placement in prior fiscal year		–	22,906	–	–	–	–	22,906

Stock options expired unexercised	12	–	–	(452,384)	–	–	452,384	–

Comprehensive loss for the year		–	–	–	–	3,373,293	(11,445,652)	(8,072,359)

Balance, December 31, 2024		13,789,728	$110,528,937	$6,991,160	$7,411,788	$4,487,177	$(84,544,667)	44,874,395

Note: All share and per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the 1-for-75 share consolidation completed on August 1, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

Anfield Energy Inc.

Amended and Restated Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)

	For the year ended December 31,
	2024	2023

Cash Flows from Operating Activities

Net loss	$(11,445,652)	$13,175,717

Adjustments for non-cash items:

Accretion of asset retirement obligations	920,583	837,691

Accretion of discount and interest expense on loans payable	861,123	140,882

Change in asset retirement obligation estimates	–	411,042

Depreciation	3,877	3,819

Foreign exchange	(1,173,049)	(123,536)

Gain on sale of royalty portfolio	–	(1,954,128)

Impairment of exploration and evaluation assets	378,605	–

Reversal of impairment of property and equipment	–	(21,986,159)

Share-based compensation	–	2,382,195

Units issued for bonuses	–	552,500

Unrealized loss on marketable securities	10,943	2,243

Write-off of accounts payable	(67)	(18,845)

Changes in non-cash working capital:

Receivables	(6,197)	(34,394)

Prepaids and deposits	518,843	(1,138,471)

Accounts payable and accrued liabilities	1,701,743	530,093

Due to related parties	122,048	(44,084)

Net cash flows used in operating activities	(8,107,200)	(7,263,435)

Cash Flows from Investing Activities

Acquisition of exploration and evaluation assets	(136,633)	(5,866,608)

Acquisition of property and equipment	–	(26,868)

Deferred acquisition costs	–	(112,740)

Reclamation deposit	(801,744)	(651,838)

Proceeds from sale of royalty portfolio	–	2,015,243

Net cash flow used in investing activities	(938,377)	(4,642,811)

Cash Flows from Financing Activities

Proceeds from loan payable, net of issuance costs	5,899,864	3,702,410

Proceeds from share issuances, net of issuance costs	–	6,497,568

Proceeds from exercise of warrants	2,026,937	–

Proceeds from related party loan payable	1,485,000	–

Repayment of related party loan payable	(1,650,000)	–

Refund of share issuance costs	22,906	–

Net cash flow provided by financing activities	7,784,707	10,199,978

Decrease in cash	(1,260,870)	(1,706,268)

Cash, beginning	2,611,281	4,317,549

Cash, ending	$1,350,411	$2,611,281

Supplemental Cash Flow Information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

1.	CORPORATE INFORMATION AND GOING CONCERN

Anfield Energy Inc. (the “Company”) is a publicly listed company incorporated in British Columbia on July 12, 1989. The Company’s shares are listed on the TSX Venture Exchange (“TSX.V”) under the symbol “AEC”, the OTCQB Marketplace under the symbol “ANLDF”, and the Frankfurt Stock Exchange under the symbol “OAD”. On September 16, 2022, 1,666,667 warrants of the Company commenced trading on TSX.V under the symbol “AEC.WT”. The Company is engaged in mineral development and production. The Company’s head office and its registered and records offices are located at Suite 2005, 4390 Grange Street, Burnaby, British Columbia, V5H 1P6.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2024 the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company incurred a net loss of $11,445,652 during the year ended December 31, 2024, and had an accumulated deficit of $84,544,667 as at December 31, 2024. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration and development activities and its ability to attain profitable operations and generate funds therefrom and or raise equity capital or borrowings sufficient to meet current and future obligations. While these factors indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern, subsequent to December 31, 2024 the Company completed an equity financing for gross proceeds of $15,000,000 and amended an existing credit facility to provide an additional US$6,000,000 of capital (Note 19). Management intends to continue to finance operating costs and expenditures over the next twelve months with private placements of common shares or the issuance of debt. Should the Company be unable to continue as a going concern, the net realizable value of its assets may be materially less than the amounts on its consolidated statement of financial position. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

On August 1, 2025, the Company completed a share consolidation on the basis of one new share for every seventy-five old shares. All references to shares and per share amounts in these consolidated financial statements and accompanying notes have been retrospectively adjusted to reflect the share consolidation as if it has occurred at the beginning of the earliest period presented. The previous version of the consolidated financial statements only reflected the adjustment to the EPS disclosures.

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PRESENTATION

a)	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements of the Company have been prepared on an accrual basis are based on historical costs except for financial instruments as discussed below. The consolidated financial statements are presented in Canadian dollars, which is the Parent’s functional currency.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PRESENTATION (CONTINUED)

a)	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE (CONT’D)

The policies set out below were consistently applied to all periods presented unless otherwise noted below. Theses consolidated financial statements have been prepared on a historical cost basis except for financial instruments carried at fair value.

b)	BASIS OF CONSOLIDATION

These consolidated financial statements comprise the accounts of the Company and its wholly-owned subsidiaries incorporated in the United States which include Equinox Exploration Holding Corp. (“EQX US”), Anfield Resources Holding Corp. (‘ARHC”), ARH Wyoming Corp. (“ARHW”), Highbury Resources Inc. (“HRI”), Anfield Precious Metals Inc. (“APMI”) and Neutron Energy, Inc. (“NEI”) (Note 3). All inter-company transactions, balances, income and expenses are eliminated on consolidation.

c)	SIGNIFICANT MANAGEMENT JUDGEMENT AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Areas requiring a significant degree of estimation and judgment relate to the determination of the recoverability of the carrying value of property and equipment, and exploration and evaluation assets, fair value measurements for financial instruments and share-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, purchase price allocation and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s consolidated financial statements include:

●	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	Whether there are indicators of impairment or impairment reversal of the Company’s property and equipment and exploration and evaluation assets; and
●	The determination of future unfulfilled conditions or other contingencies which may result in a liability.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONTINUED)

d)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, deposits held on call with banks, highly liquid investments that are readily convertible into known amount of cash and which are subject to insignificant risk of changes in value. Cash and cash equivalents have a term to maturity of three months or less from the date of acquisition.

e)	FINANCIAL INSTRUMENTS

(i)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Financial assets/liabilities	Classification

Cash	FVTPL

Marketable securities	FVTPL

Reclamation bonds	Amortized cost

Accounts payable	Amortized cost

Due to related parties	Amortized cost

Loan payable	Amortized cost

(ii)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive income (loss) in the period in which they arise.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONTINUED)

e)	FINANCIAL INSTRUMENTS (CONT’D)

(iii)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Gains and losses on derecognition are generally recognized in profit or loss.

f)	SHARE-BASED PAYMENTS

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black–Scholes Option Pricing Model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

g)	PROPERTY AND EQUIPMENT

Property and equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the consolidated statement and comprehensive income (loss) during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

The Company’s property and equipment consists of a vehicle and the Shootaring Mill. Depreciation of the vehicle is calculated on a straight-line method to charge the cost, less residual value, over the estimated useful life of 7 years. Certain items of property, plant and equipment including the Shootaring Mill and its related assets are amortized over the estimated life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the indicated resources. As at December 31, 2024, the Shootaring Mill is not yet in operation.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONTINUED)

h)	EVALUATION AND EXPLORATION ASSETS

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the direct costs related to the acquisition of exploration and evaluation assets. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

Acquisition costs, which include asset retirement obligations assumed on acquisition, are capitalized. Exploration and evaluation expenditures, other than acquisition costs, incurred prior to the establishment of technical feasibility and commercial viability of extracting mineral resources and a decision to proceed with development are charged to operations as incurred.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

●	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
●

exploration and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

●

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

i)	IMPAIRMENT OF NON-FINANCIAL ASSETS

The carrying amount of the Company’s assets (which include property and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive income (loss).

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONTINUED)

i)	IMPAIRMENT OF NON-FINANCIAL ASSETS (CONT’D)

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

j)	FOREIGN CURRENCY TRANSLATION

The functional currency of each entity is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollars which is the parent company’s functional and presentation currency. The functional currency of EQX US, ARHC, ARHW, HRI, APMI and NEI is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, the Effects of Changes in Foreign Exchange Rates.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive income (loss) in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Foreign operations

The financial results and position of foreign operations whose functional currency is different from the Company’s presentation currency are translated as follows:

-	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and
-	income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are recognized in other comprehensive income and recorded in the Company’s foreign currency translation reserve in equity. These differences are recognized in the profit or loss in the period in which the operation is disposed.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONTINUED)

k)	RESTORATION AND ENVIRONMENTAL OBLIGATIONS

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period. The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred.

l)	INCOME (LOSS) PER SHARE

Basic income (loss) per share is computed by dividing the net loss by the weighted average number of outstanding shares issued during the reporting period. Diluted income (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted income (loss) per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In a loss reporting period, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be antidilutive.

m)	ACCOUNTING STANDARDS

Accounting standards effective January 1, 2024

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which amended IAS 1 to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION (CONTINUED)

m)	ACCOUNTING STANDARDS (CONT’D)

In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested. The above amendments are effective for the Company’s annual reporting period beginning on January 1, 2024. As disclosed in Note 11, the Company’s Credit Facility is subject to certain covenants.

At December 31, 2024, the Company was in compliance with all covenants. The impacts of initial application of the amendments on the Company’s consolidated financial statements for the year ending December 31, 2024 and for future periods will depend on the Company’s right to defer settlement of its liabilities at the end of such reporting period and can include increased disclosure in respect of its compliance with related covenants.

Accounting standards not yet effective

In April 2024, the IASB issues IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which will replace IAS 1 and includes requirements for all entities applying IFRS Accounting Standards for the presentation and disclosure of information in the financial statements. IFRS 18 will introduce new totals, subtotals, and categories for income and expenses I the statement of income, as well as requiring disclosure about management-defined performance measures and additional requirements regarding the aggregation and disaggregation of certain information. It will be effective on January 1, 2027, with earlier adoption permitted, and it must be adopted on a retrospective basis. The Company is currently evaluating the impact on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

3.	ACQUISITION OF NEUTRON ENERGY

On July 20, 2023, the Company completed the acquisition of Neutron Energy, Inc. (“NEI”), a wholly-owned subsidiary of enCore Energy Corp. (“enCore”), which holds the Marquez-Juan Tafoya uranium project located in the Grants Uranium Merial District, Albuquerque, New Mexico. As consideration for the acquisition of NEI, the Company issued 2,466,667 common shares with a fair value of $9,250,000 to enCore and paid $5,000,000 in cash. The acquisition has been accounted for as an asset acquisition and the consideration transferred is allocated as follows:

Asset Acquired:

Exploration and evaluation assets	$ 14,288,544

The Company incurred acquisition-related transaction costs of $38,544 in relation to this transaction which were allocated to the asset acquired.

4.	ARRANGEMENT AGREEMENT WITH ISOENERGY LTD.

On October 1, 2024, the Company entered into an Arrangement Agreement with IsoEnergy Ltd. (“IsoEnergy”) pursuant to which IsoEnergy was expected to acquire all of the issued and outstanding common shares of the Company by way of a court-approved plan of arrangement (the “Transaction”). Subsequent to the year ended December 31, 2024, the Company terminated the proposed plan of arrangement with IsoEnergy (Note 19).

5.	MARKETABLE SECURITIES

Marketable securities consist of 4,000,000 shares of GTI Resources Limited (“GTRIF”), an Australian company listed on the Australian Securities Exchange and OTC Markets in the United States.

	December 31, 2023 fair value	Unrealized loss	Foreign exchange translation	December 31, 2024 fair value

GTI Resources Limited	$ 42,443	$ (10,943)	$ 3,063	$ 34,563

	$ 42,443	$ (10,943)	$ 3,063	$ 34,563

	December 31, 2022 fair value	Unrealized loss	Foreign exchange translation	December 31, 2023 fair value

GTI Resources Limited	$ 45,508	$ (2,243)	$ (822)	$ 42,443

	$ 45,508	$ (2,243)	$ (822)	$ 42,443

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

6.	PROPERTY AND EQUIPMENT

	Vehicle	Shootaring Mill	Total
COST

Balance, December 31, 2022	$–	$–	$–

Additions	26,868	–	26,868

Reversal of impairment	–	21,986,159	21,986,159

Foreign exchange translation	(606)	–	(606)

Balance, December 31, 2023	26,262	21,986,159	22,012,421

Change in ARO estimates		(1,453,888)	(1,453,888)

Foreign exchange translation	2,253	1,886,067	1,888,320

Balance, December 31, 2024	28,515	22,418,338	22,446,853

DEPRECIATION

Balance, December 31, 2022	–	–	–

Depreciation	3,819	–	3,819

Foreign exchange translation	(67)	–	(67)

Balance, December 31, 2023	3,752	–	3,752

Depreciation	3,877	–	3,877

Foreign exchange translation	518	–	518

Balance, December 31, 2024	8,147	–	8,147

CARRYING AMOUNTS

Balance, December 31, 2023	$22,510	$21,986,159	$22,008,669

Balance, December 31, 2024	$20,368	$22,418,338	$22,438,706

There were favorable changes in the market conditions for uranium production, as well as other factors, including the significant increase in uranium prices during the year, the receipt by the Company of IsoEnergy’s non-binding offer to acquire 100% of the Company’s shares and the Company’s decision to apply to move the Shootaring mill’s status from standby to operational, which indicated the impairment loss recognized in prior periods in relation to the Shootaring mill no longer exists. On December 31, 2023, the Company determined that the fair value less cost of disposal of the asset was higher than the carrying value of the mill if no impairment loss had been recognized in prior periods. As a result, the Company reversed the total impairment of $21,986,159 (US$16,576,438) along with the changes to the ARO estimates for the period between the impairment and December 31, 2023. In determining the fair value less cost of disposal, the Company concluded that the replacement cost method was the most appropriate basis. The replacement cost method was based on the cost of similar assets recently constructed and adjusted for the cost of additional equipment required to bring the assets to a comparable level to the Shootaring mill. This included items such as ore handling and grinding equipment, and an ore leaching area. The key assumptions used to determine the replacement cost included the inflation rates used to bring certain costs related to the construction to equivalent levels as well as the type of equipment required to make the assets comparable.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

6.	PROPERTY AND EQUIPMENT (CONTINUED)

This resulted in a recoverable amount of $30,221,000. The recoverable amount is categorized as level 3 in the fair value hierarchy. It would take an increase of over 64.68% in the estimate of the cost of the equipment required to make the assets comparable to result in the recoverable amount of the Shootaring mill to fall below the carrying amount. Reasonably possible changes in other key assumptions, including inflation, would not cause the recoverable amount of the Shootaring mill to fall below the carrying value.

Reclamation Bonds

The Company is required to obtain replacement bonds to meet reclamation requirements in connection with the Shootaring Mill.

During the year ended December 31, 2024, the Company recorded a bond premium of US$470,857 (2023 – US$370,702) as insurance, which would create an obligation for the surety company to cover the difference between the bond requirement and the cash collateral. The bond premium is amortized over one year. During the year ended December 31, 2024, the Company recorded $567,670 (2023 –$493,443) as insurance expense and at December 31, 2024, $372,736 (2023 – $343,287) was recorded in prepaid insurance premium for the reclamation bond requirements.

As at December 31, 2024, the Company recorded the cash collateral of US$11,129,593 ($16,028,060) (2023 – US$10,583,683 ($14,037,668)) as a reclamation bond.

7.	EXPLORATION AND EVALUATION ASSETS

As at December 31, 2024, the Company held interests in uranium exploration properties in Utah, Arizona and New Mexico (“Uranium Properties”); uranium/vanadium properties in Colorado (Highbury and Slick Rock Project) and in Arizona (Artillery Project); and a gold project in Arizona also known as Newsboy Project.

A continuity of exploration and evaluation assets is as follows:

		Colorado Properties		Arizona Properties

	Uranium Properties	Highbury	Slick Rock	Newsboy Gold	Artillery Peak	Total

Balance, December 31, 2022	$898,860	$5,088,501	$6,486,563	$2,456,574	$2,208,490	$17,138,988

Acquisitions cost	14,926,643	–	–	–	2,317,846	17,244,489

Change in ARO estimates	–	445,721	–	–	–	445,721

Disposition	(61,610)	–	–	–	–	(61,610)

Foreign exchange	64,706	(105,383)	(134,339)	(50,876)	(92,138)	(318,030)

Balance, December 31, 2023	15,828,599	5,428,839	6,352,224	2,405,698	4,434,198	34,449,558

Acquisitions cost	1,163,334	136,633	–	–	–	1,299,967

Change in ARO estimates	–	232,329	–	–	–	232,329

Foreign exchange	1,451,013	473,089	544,921	206,371	361,145	3,036,539

Impairment	–	–	–	–	(378,605)	(378,605)

Balance, December 31, 2024	$18,442,946	$6,270,890	$6,897,145	$2,612,069	$4,416,738	$38,639,788

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

The following exploration and evaluation expenditures included in comprehensive loss for years ended December 31, 2024 and 2023 are as follows:

	Uranium Properties	Highbury	Newsboy	Artillery Peak	Clay Borrow	Total

Consulting	$357,528	$815,011	$–	$–	$–	$1,172,539

Sundry field	102,537	7,391	–	–	–	109,928

Sampling, assaying	173,935	2,962	–	–	–	176,897

License, filing and insurance	1,548,060	126,270	32,727	55,710	13,402	1,776,169

Royalty	462,489	560,000	–	–	–	1,022,489

Property tax	8,006	41,149	–	–	51,184	100,339

Drilling	–	691,309	–	–	–	691,309

Termination of acquisition agreement	225,608	–	–	–	–	225,608

Total for the year ended December 31, 2024	$2,878,163	$2,244,092	$32,727	$55,710	$64,586	$5,275,278

	Uranium Properties	Highbury	Newsboy Gold	Artillery Peak	Clay Borrow	Total

Consulting	$1,413,552	$429,124	$11,260	$18,223	$7,966	$1,880,125

Sundry field	59,744	(2,656)	–	–	–	57,088

Sampling, assaying	190,805	5,617	–	–	–	196,422

License, filing and insurance	1,003,534	57,426	51,966	106,228	6,519	1,225,673

Lease and royalty	120,153	191,182	–	–	–	311,335

Property tax	58,552	37,510	–	–	–	96,062

Total for the year ended December 31, 2023	$2,846,340	$718,203	$63,226	$124,451	$14,485	$3,766,705

URANIUM PROPERTIES

Shootaring Mill Project

On August 27, 2015, as amended November 23, 2017, the Company closed an Asset Purchase Agreement and amendments, with Uranium One Americas Inc. (“Uranium One”) to acquire the Shootaring Canyon uranium mill (the “Shootaring Mill”) located in Utah, and a portfolio of conventional uranium assets including: Shootaring Mill, Velvet-Wood Project, Frank M Project, Wate and Findlay Tank Breccia Pipes, royalty portfolio and surface stockpiles.

Calf Mesa Uranium Project

In January 2023, the Company acquired 100% interest in 65 unpatented mining claims of the Marysvale uranium project located in Beaver County, Utah, USA and 100% interest in 26 unpatented mining claims of the Calf Mesa project located in Emery County, Utah, USA. The Company paid cash of US$60,000 ($80,618) and issued 120,000 common shares with a fair value of $555,600 (Note 12).

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

URANIUM PROPERTIES (CONT’D)

Marquez-Juan Tafoya Uranium Project

In July 2023, the Company acquired the Marquez-Juan Tafoya Uranium Marquez-Juan Tafoya uranium project located in the Grants Uranium Merial District, Albuquerque, New Mexico, USA (Note 3).

Other Utah Properties

On October 18, 2023, the Company entered into a definitive agreement with Nolan Holdings, Inc. to acquire 100% interest in 175 federal unpatented uranium mining claims, located in San Juan and Grand Counties in Utah. As consideration for the claims and associated data, the Company paid US$85,000 in cash, issued 200,000 common shares (Note 12) and reimbursed all costs and expenses incurred in connection with the transaction including staking, filing and recording fees related to the claims. During the year ended December 31, 2023, the Company paid the cash consideration of $112,740 (US$85,000) which was recognized as deferred acquisition costs at December 31, 2023. The Company also reimbursed expenses of $119,537 (US$90,125) which was recognized as exploration and evaluation expenditures during the year ended December 31, 2023.

On June 11, 2024, the Company entered into a Uranium Mining Lease Agreement with Wayne Minerals Inc. to obtain mining rights on 127 unpatented mining claims in California and Utah for 5 years. The Company agreed to pay an annual lease payment of US$100,000. A production royalty of 3% will be paid on the total value of all minerals recovered and sold from the leased land. An advance royalty of US$50,000 is due annually beginning on May 30, 2029 and will be credited against production royalty until it has been fully recouped. The Company was also granted the sole and exclusive right and option to earn a 100% undivided interest in the leased land free and clear of all charges, royalties and encumbrances upon terms to be agreed between the lessor and the Company, at any time prior to the expiration of the 5-year term.

Royalty Portfolio Sale

In February 2023, the Company disposed of its uranium royalty portfolio for cash of $2,015,243 (US$1,500,000) reducing the carrying value of the exploration and evaluation asset to $61,115 (US$45,489), resulting in a gain of $1,954,128 (US$1,454,511) upon sale.

COLORADO PROPERTIES

HIGHBURY PROJECT

The Highbury Project consists of nine past-producing uranium/vanadium properties in Colorado, collectively known as the West Slope Project. It also includes the Papoose Quarry property, which is not core to the Company’s current operations.

SLICK ROCK PROJECT

On June 6, 2022, the Company completed an asset swap to exchange certain uranium properties and the Charlie Leasehold in Wyoming for Slick Rock Project in Colorado. The Company recorded it at $6,017,216 (US$4,789,252), which was the carrying value of the certain uranium properties and Charlie Leasehold which were exchanged.

During the year ended December 31, 2024, the Company paid US$25,406 for a reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. The reclamation bond balance was $36,588 (US$25,406) as at December 31, 2024 (2023 – $nil).

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

GOLDEN EAGLE PROJECT

On January 2, 2024, HRI entered into a definitive agreement with Gold Eagle Mining Inc. (“GEM”) and Golden Eagle Uranium LLC (“GEU”) (collectively, “the Sellers”) to acquire a 100% interest in twelve Department of Energy (“DOE”) leases (“DOE Leases”) and associated data in various Counties in Colorado. On September 28, 2024, the agreement was amended and pursuant to the amendment the Company agreed to pay the following consideration for the DOE Leases and associated dates:

• At closing, US$500,000 in cash with US$100,000 to be paid on or before October 16, 2024 (paid) and US$400,000 to be paid by December 31, 2024 (unpaid);

• Issuance of US$1,250,000 worth of common shares by December 31, 2024 (not issued);

• US$750,000 in cash at the one-year anniversary of closing;

• US$1,000,000 in cash at the two-year anniversary of closing;

• US$1,000,000 in cash at the three-year anniversary of closing; and

• US$1,500,000 in cash at the four-year anniversary of closing.

On December 31, 2024, the agreement was amended to remove the due date for the US$400,000 cash payment and the issuance of US$1,250,000 worth of common shares which were originally due on December 31, 2024. On February 20, 2025, the agreement was further amended (Note 19).

ARIZONA PROPERTIES

NEWSBOY GOLD PROJECT

On November 30, 2020, the Company entered into a Leases and Claims Transfer Agreement to acquire the Newsboy Gold Project (“Newsboy Project”) located in Arizona, USA. The Company issued 66,667 common shares (issued), made cash payments of US$625,000, was to incur exploration expenditures of US$3,000,000 and bring the Newsboy Project into production within 48 months of closing. The closing date of the transaction was June 10, 2021. The Newsboy Project is subject to a 2% net smelter returns royalty on commercial production. The Company incurred $50,000 of cash transaction cost.

In March 2022, the Company entered into a settlement agreement and an amendment agreement for the Newsboy project. Upon a cash payment of US$750,000 to transferor, 1% of the NSR royalty was bought back by the Company, and the Company’s work commitments, resource milestones, and production milestone requirements were waived.

The Company has a US$12,000 reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. The reclamation bond balance was $17,282 as at December 31, 2024 (2023 – $15,916).

ARTILLERY PEAK PROJECT

The Artillery Peak Project consists of 50 unpatented mining claims in the uranium-rich Artillery Peak project area, located in Mohave County, Arizona, USA.

During the year ended December 31, 2023, the Company bought back the 3% NSR in consideration for $613,541 (US$450,000).

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

LiVada Claims

In January 2023, the Company acquired a 100% interest in 119 unpatented mining claims and historical data in the Artillery Peak area, located in Mohave County, Arizona, USA, from LiVada Corporation. During the year ended December 31, 2023, the Company paid $67,148 (US$50,000) cash and issued 80,000 common shares with a fair value of $370,400 (Note 12).

Dripping Springs Quartzite Project

In February 2023, the Company acquired 100% in 115 unpatented mining claims of the Dripping Springs Quartzite uranium project located in Gila County, Arizona, USA. During the year ended December 31, 2023, the Company paid $66,758 (US$50,000) cash and issued 200,000 common shares with a fair value of $1,200,000 (Note 12). During the year ended December 31, 2024, the Company recognized an impairment of $378,605 (US$276,256) as 34 of the 115 mining claims were forfeited during the year.

OTHER PROPERTIES

CLAY BORROW PROJECT, UTAH

On March 1, 2023, the Company entered into a clay mineral lease agreement with the School and Institutional Trust Lands Administration to lease 620.88 acres of land located in Garfield County, Utah, for a term of 10 years. Pursuant to the agreement, the Company agreed to pay an annual rent of a minimum US$500 or at the rate of US$2 for each acre and fractional acre situated within the boundaries of the property.

Commencing on the 10th anniversary of the agreement and until the lease terminates, the Company agreed to pay in advance an annual minimum royalty equal to six times the annual rent. In addition, the Company agreed to pay a production royalty equal to the greater of: (i) 10% of the gross value of the clay minerals sold under an arm’s length transaction, or (ii) US$1 per short ton of the clay minerals.

During the year ended December 31, 2023, the Company paid US$18,600 for a reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. During the year ended December 31, 2024, the Company received a refund of US$14,600. The reclamation bond balance was $5,761 (US$4,000) as at December 31, 2024 (2023 – $24,670 (US$18,600)).

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2024	2023

Trade payables	$760,631	$306,805
Accrued liabilities	890,780	249,466

	$1,651,411	$556,271

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

9.	RELATED PARTY TRANSACTIONS AND BALANCES

a)	Related Party Balances

As at December 31, 2024, an amount of $223,489 (2023 - $101,441) was owed to related parties. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As at December 31, 2024, an amount of $4,515 (2023 - $nil) was recorded in prepaid expenses for advances to a company controlled by the Chief Financial Officer of the Company for future consulting fees.

As at December 31, 2024, an amount of $14 (2023 - $12,700) was recorded in prepaid expenses for advances to a director of the Company for future property expenditures.

On August 2, 2024, the Company entered into a loan agreement with a director of the Company for $1,650,000. The Company received proceeds of $1,485,000, net of original issue discount of $165,000. The loan is unsecured, non-interest bearing and due on August 2, 2025. The carrying value of the loan was accreted using the effective interest rate method over the term of the loan. The effective interest rate was estimated at 10.66%. On October 1, 2024, the loan was repaid through proceeds from the IsoEnergy Ltd. loan (Note 11).

Loan Payable

Balance, December 31, 2022 and 2023	$–

Addition	1,650,000

Original issue discount	(165,000)

Accretion of discount on loan payable	165,000

Repayment	(1,650,000)

Balance, December 31, 2024	$–

b)	Related Party Transactions

The Company incurred the following transactions with companies that are controlled or managed by officers and directors of the Company:

	For the years ended

	December 31,

	2024	2023

Consulting fees and management bonus (i)	$51,600	$133,600

Consulting and professional fees (ii)	1,156,303	–

Share issuance cost	–	2,300

	$1,207,903	$135,900

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

9.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

b)	Related Party Transactions (continued)

The Company has identified its directors and certain senior officers as its key management. Key management compensation during the years ended December 31, 2024 and 2023, are as follows:

	For the years ended

	December 31,

	2024	2023

Consulting fees and management bonus (i)	$1,259,615	$1,452,412

Legal fees (i)	246,688	229,549

Auto and rent expense (ii)	57,561	35,339

Share based compensation	–	2,089,445

	$1,563,864	$3,806,745

(i)	These expenses are included in general and administrative expenses in the consolidated statements of comprehensive loss.

(ii)	These expenses are included in exploration and evaluation expenditures in the consolidated statements of comprehensive loss.

During the year ended December 31, 2023, the Company issued a total of 86,667 common shares with a fair value of $422,500 as bonuses to directors and an officer of the Company and a company controlled by an officer of the Company.

During the year ended December 31, 2023, the Company issued 10,667 common shares with a fair value of $52,000 to settle debt of $52,000 with a director of the Company.

10.	ASSET RETIREMENT OBLIGATIONS

Laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from its activities and to perform site restoration and other closure activities. The Company’s provision for future site closure and reclamation costs is based on known requirements.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

10.	ASSET RETIREMENT OBLIGATIONS (CONTINUED)

A continuity of the Company’s provision for site reclamation and closure is as follows:

	Shootaring

	Mill	West Slope	Papoose	Totals

Balance December 31, 2022	$16,956,868	$3,839,628	$276,103	$21,072,599

Accretion	673,510	153,501	10,680	837,691

Change in interest rate and estimates	411,042	427,925	17,796	856,763

Foreign exchange	(363,121)	(82,241)	(5,908)	(451,270)

Balance December 31, 2023	$17,678,299	$4,338,813	$298,671	$22,315,783

Accretion	728,372	180,204	12,007	920,583

Change in interest rate and estimates	(1,453,888)	248,553	(16,224)	(1,221,559)

Foreign exchange	1,553,534	381,359	26,231	1,961,124

Balance December 31, 2024	$18,506,317	$5,148,929	$320,685	$23,975,931

a)	SHOOTARING MILL

During the year ended December 31, 2024, the Company reassessed the asset retirement costs for the Shootaring Mill and recorded a change in estimate for $1,453,888 (US$1,009,553) (2023 – $411,042 (US$309,904)). The change in estimate for the year ended December 31, 2024 was recorded as a decrease (2023 – increase) to property and equipment and as a decrease (2023 – increase) to asset retirement obligation.

The Company’s estimate of the environmental rehabilitation provision arising from the Shootaring Mill (Notes 6 and 7) at December 31, 2024, was $18,506,317 (US$12,850,451) (2023 – $17,678,299 (US$13,328,534)). This estimate was based upon an undiscounted risk-adjusted future cost of $23,991,550 (US$16,659,642) (2023 – $21,571,288 (US$16,263,647)), an annual inflation rate of 2.40% (2023 – 2.40%) and discount rate of 4.64% (2023 – 3.98%). The closure and reclamation expenditure is expected to be incurred in 2036.

b)	WEST SLOPE PROJECT

During the year ended December 31, 2024, the Company reassessed the asset retirement obligation costs for the West Slope Project and recorded a change in estimate for $248,553 (US$172,591) (2023 – $427,925 (US$322,634)). The change in estimate for the year ended December 31, 2024 was recorded as an increase (2023 – an increase) to exploration and evaluation assets and increase (2023 – increase) to asset retirement obligation.

The Company’s estimate of the environmental rehabilitation provision arising from the West Slope Project (Note 7) at December 31, 2024, was $5,148,929 (US$3,575,323) (2023 – $4,338,813 (US$3,271,243)). This estimate was based upon an undiscounted risk-adjusted future cost of $5,686,932 (US$3,948,902) (2023 – $5,399,003 (US$4,070,572)), an annual inflation rate of 2.40% (2023 – 2.40%) and a discount rate of 4.39% (2023 – 4.01%). The closure and reclamation expenditure is expected to be incurred in 2030.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

10.	ASSET RETIREMENT OBLIGATIONS (CONTINUED)

c)	PAPOOSE PROPERTY

During the year ended December 31, 2024, the Company reassessed the asset retirement obligation costs for the Papoose Property and recorded a change in estimate for $16,224 (US$11,266) (2023 – $17,796 (US$13,417)). The change in estimate was recorded as a decrease (2023 – an increase) to exploration and evaluation assets and decrease (2023 – increase) to asset retirement obligation.

The Company’s estimate of the environmental rehabilitation provision arising from the Papoose property (Note 7) at December 31, 2024, was $320,685 (US$222,679) (2023 – $298,671 (US$225,183)). This estimate was based upon an undiscounted risk-adjusted future cost of $337,716 (US$262,279) (2023 – $339,951 (US$256,306)), an annual inflation rate of 2.40% (2023 – 2.40%) and risk adjusted discount rate of 4.51% (2023 – 3.88%). The closure and reclamation expenditure is expected to be incurred in 2032.

11.	LOANS PAYABLE

a)	CREDIT FACILITY

On September 26, 2023, the Company entered into a loan agreement (the “Loan Agreement”) for a non-revolving term credit facility (the “Credit Facility”) with Extract Advisors LLC as agent (the “Agent”) for Extract Capital Master Fund Ltd. (the “Lender”). The Credit Facility of $4,300,000 matures on September 26, 2028, bears a coupon of the Secured Overnight Financing Rate (“SOFR”) plus 5.0% per annum, payable semi-annually in U.S. dollars. The SOFR is equal to the secured overnight financing rate published by the Federal Reserve Bank of New York on the website of the Federal Reserve Bank of New York. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%. On October 6, 2023, the terms of the Loan Agreement were amended to add the fixed repayment amount of US$3,203,961. Interest shall be calculated based on the repayment amount of US$3,203,961 and on the basis of a year of 360 days. The Credit Facility has an original issue discount of $300,000.

In connection with the Loan Agreement, the Company issued 561,404 warrants to the Lender, with each warrant entitling the holder to acquire one common share of the Company at an exercise price of $7.125 per warrant for a period ending on the maturity date. For so long as the Credit Facility remains outstanding, all proceeds from the exercise of the warrants by the Lender shall be used to repay the principal amount of the Credit Facility. As additional consideration for arranging the Loan, the Company paid an arrangement fee of $100,000 to the Lender and reimbursed expenses of $32,678 to the Agent. The Company also incurred other financing costs of $254,162 which included a success fee of $180,500 paid to Haywood Securities Inc. ($90,500 in cash and issuance of 15,444 common shares of the Company with a fair value of $90,000), legal expenses of $66,312 and filing fees of $7,350.

On October 6, 2023, the Company received proceeds of US$2,839,875, net of the original issue discount of US$218,452 ($300,000), arrangement fee of US$72,817 ($100,000) and an initial foreign exchange loss of US$72,817.

The Credit Facility contains a voluntary prepayment option, allowing the Company to prepay the Credit Facility at any time after the twelve-month anniversary of the closing date by paying a prepayment fee equal to 3% of the outstanding amount of the Credit Facility.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

11.	LOAN PAYABLE (CONTINUED)

a)	CREDIT FACILITY (CONTINUED)

The Credit Facility contains a mandatory prepayment clause where the Company must pay certain amount of proceeds from sale of secured assets, debt financings, or royalty sale transactions, to the Agent.

The Credit Facility is secured by a corporate guarantee and share pledge from each of the subsidiaries of the Company and contains certain other customary provisions, including certain covenants and default conditions in favour of the Lender.

The Credit Facility is a compound financial instrument which consists of two components: the loan (a financial liability) and the warrants (an equity instrument). The Company assessed each of the components separately and allocated the proceeds from the Credit Facility and financing costs as follows:

	Credit Facility (USD)	Financing costs (USD)	Credit Facility (net of financing costs) (USD)

Financial liability	$ 2,188,982	$ 161,418	$ 2,027,564

Warrants	650,893	47,998	602,895

Total	$ 2,839,875	$ 209,416	$ 2,630,459

The initial carrying amount of the financial liability was determined by discounting the estimated future interest and principal payments at a discount rate of 20.5%.

The carrying amounts of the equity component (the warrants) was established using the residual fair value approach, which takes the difference between the principal amount received from the Credit Facility (US$2,839,875) less the fair value of the loan. The value of the warrants of $827,956 (US$602,895), net of financing cost of $65,915 (US$47,998) is recorded within warrant reserves on the statement of financial position.

The carrying value of the loan will be accreted using the effective interest rate method over the term of the Credit Facility. The effective interest rate is estimated at 23.74%.

Loan Payable

Balance, December 31, 2022	$–

Proceeds, net of original issue discount and arrangement fee	3,900,000

Debt issuance costs allocated to liability component	(221,672)

Residual value allocated to equity component	(827,956)

Accretion of discount on loan payable	14,262

Interest expense	126,620

Foreign exchange impact	(288,100)

Balance, December 31, 2023	2,703,154

Accretion of discount on loan payable	109,080

Interest expense	587,043

Debt modification cost	(250,109)

Foreign exchange impact	234,761

Balance, December 31, 2024	$3,383,929

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

11.	LOAN PAYABLE (CONTINUED)

a)	CREDIT FACILITY (CONTINUED)

On March 27, 2024, the Company elected to capitalize the first interest payment of $292,809 (US$203,321) on the Credit Facility, effective April 5, 2024. On October 4, 2024, the Company elected to capitalize the second interest payment of $313,727 (US$217,846) on the Credit Facility.

On April 15, 2024, the Company entered into a waiver and second amending agreement to the Loan Agreement with Extract Advisors LLC and Extract Capital Master Fund Ltd., whereby: (a) the lender agreed to waive application of a covenant in order to permit the acquisition of the DOE Leases by the Company on January 2, 2024; (b) the Credit Facility was amended by reducing the minimum working capital requirement to $250,000; and (c) the Credit Facility was amended by requiring written consent of the agent prior to taking any corporate action to effect a share consolidation or stock split, unless the market price exceeds $9.00 per share for 20 consecutive trading days. In consideration for entering into the waiver and second amending agreement, on June 26, 2024, the Company issued the lender 53,333 share purchase warrants with a fair value of $250,109. The share purchase warrants are exercisable at a price of $7.125 per warrant until September 26, 2028. The fair value of $250,109 which was incurred as part of the modification was added to the liability and will be amortized over the term of the modified liability.

During the year ended December 31, 2024, the Company recognized accretion expense of $696,123 (2023 - $14,262) which includes interest expense of $587,043 (2023 – $126,620). As at December 31, 2024, a total of $3,338,929 (US$2,351,747) (2023 – $2,703,154 (US$2,038,040)) of principal is outstanding, net of an unamortized discount of $1,836,728 (US$1,273,382) (2023 – $1,546,420 (US$1,165,921)). As at December 31, 2024, $152,427 (US$105,843) (2023 – $123,356 (US$93,004)) is outstanding for interest which is included in accounts payable and accrued liabilities.

b)	PROMISSORY NOTE

On October 1, 2024, the Company entered into a promissory note with IsoEnergy Ltd. for $6,020,000, which is secured, bears interest at 15% per annum and matures on April 1, 2025. On October 1, IsoEnergy advanced $4,249,864 to the Company and repaid a related party loan in the amount of $1,650,000 on behalf of the Company. As at December 31, 2024, $5,899,864 of principal is outstanding and $220,639 of interest is outstanding and included in accounts payable and accrued liabilities. On January 20, 2025, the Company repaid the outstanding principal of $5,899,864 and accrued interest.

12.	SHARE CAPITAL

AUTHORIZED SHARE CAPITAL

Unlimited number of common shares without par value.

ISSUED SHARE CAPITAL

As at December 31, 2024, the Company had 13,789,728 (2023 – 13,261,316) issued and fully paid common shares.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

12.	SHARE CAPITAL (CONTINUED)

SHARES FOR EXPLORATION AND EVALUATION ASSETS

During the year ended December 31, 2024

On January 5, 2024, the Company issued 200,000 common shares with a fair value of $1,050,000 pursuant to the acquisition of 175 federal unpatented uranium mining claims, located in San Juan and Grand Counties in Utah (Note 7).

During the year ended December 31, 2023

On January 20, 2023, the Company issued 120,000 common shares with a fair value of $555,600 pursuant to the Calf Mesa Uranium Project acquisition (Note 7).

On January 27, 2023, the Company issued 80,000 common shares with a fair value of $370,400 pursuant to the acquisition of claims in the Artillery Peak Project area (Note 7).

On February 23, 2023, the Company issued 200,000 common shares with a fair value of $1,200,000 pursuant to the Dripping Springs Quartzite Project acquisition (Note 7).

On July 20, 2023, the Company issued 2,466,667 common shares with a fair value of $9,250,000 pursuant to the acquisition of Neutron Energy Inc. (Note 3).

PRIVATE PLACEMENTS

During the year ended December 31, 2024

The Company did not complete any private placement during the year ended December 31, 2024.

During the year ended December 31, 2023

On July 10, 2023, the Company issued 1,090,933 units at $4.125 per unit for gross proceeds of $4,500,100. Each unit is comprised of one common share of the Company and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional share at an exercise price of $6.375 per share until July 10, 2025. $409,100 of the proceeds was allocated to warrants using the residual method. In connection with the private placement, the Company incurred $364,064 of share issuance costs. The Company also issued 61,824 compensation options with a fair value of $134,090, exercisable until July 10, 2025, at an exercise price of $4.125 per share. The fair value was determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 4.74%; Expected life of 2 years; Expected volatility of 114% and dividend yield of $Nil.

On December 21, 2023, the Company issued 512,828 units at $4.875 per unit for gross proceeds of $2,500,037. Each unit is comprised of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share at an exercise price of $7.50 per share until December 21, 2025. In connection with the private placement, the Company incurred $138,505 of share issuance costs. The Company also issued 26,216 broker warrants with a fair value of $85,968, exercisable until December 21, 2025, at an exercise price of $7.50 per share. The fair value was determined using the Black-Scholes Option Pricing Model with the following assumptions: Risk free rate of 3.94%; Expected life of 2 years; Expected volatility of 113% and dividend yield of $Nil.

SHARES ISSUED FOR THE EXERCISE OF WARRANTS

During the year ended December 31, 2024

During the year ended December 31, 2024, the Company issued 60,360 common shares upon exercise of 60,360 warrants with an exercise price of $4.125 per share for gross proceeds of $248,985.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

12.	SHARE CAPITAL (CONTINUED)

SHARES ISSUED FOR THE EXERCISE OF WARRANTS (CONTINUED)

During the year ended December 31, 2024, the Company issued 206,615 common shares upon the exercise of 206,615 warrants with an exercise price of $6.375 per share for gross proceeds of $1,317,173.

During the year ended December 31, 2024, the Company issued 61,437 common shares upon the exercise of 61,437 warrants with an exercise price of $7.50 per share for gross proceeds of $460,779.

Upon exercise, the original fair value of the warrants totalling $234,961 was transferred from warrant reserve to share capital.

During the year ended December 31, 2023

None exercised during the year ended December 31, 2023.

SHARES FOR BONUS

During the year ended December 31, 2024

None issued during the year ended December 31, 2024.

During the year ended December 31, 2023

On December 21, 2023, the Company issued 113,333 private placement units with a fair value of $552,500 to settle management bonus issued during the year. Each unit consisted of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase an additional common share at a price of $7.50 until December 21, 2025. $Nil proceeds was allocated to warrants using the residual method.

SHARES FOR DEBT AND DEBT ISSUANCE COSTS

During the year ended December 31, 2024

None issued during the year ended December 31, 2024.

During the year ended December 31, 2023

On October 6, 2023, the Company issued 15,444 common shares with a fair value of $90,000 as a success fee pursuant to the Company’s Loan Agreement (Note 11).

On December 20, 2023, the Company issued 10,667 private placement units with a fair value of $52,000 to settle $52,000 of legal fees owing to a director of the Company. Each unit consisted of one common share of the Company and one share purchase warrant with each warrant entitling the holder to purchase an additional common share at a price of $7.50 until December 21, 2025. $Nil proceeds were allocated to warrants using the residual method.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

12.	SHARE CAPITAL (CONTINUED)

WARRANTS

Warrant activity is summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at December 31, 2022	5,307,820	$ 12.84

Warrants granted	1,831,738	6.94

Warrants expired	(999,237)	15.15

Balance at December 31, 2023	6,140,321	$ 10.70

Warrants granted	53,333	7.125

Warrants exercised	(328,413)	6.17

Warrants expired	(1,358,278)	9.69

Balance at December 31, 2024	4,506,963	$ 11.29

During the year ended December 31, 2024, the weighted average share price on the date of warrants exercised was $0.11 (2023 - $nil).

Outstanding warrants are summarized as follows:

Number of warrants outstanding	Exercise price	Expiry
1,464	$4.125	July 10, 2025
338,851	$6.375	July 10, 2025
601,606	$7.50	December 21, 2025
2,950,305	$13.50	May 12, 2027
614,737	$7.125	September 26, 2028
4,506,963

At December 31, 2024, the weighted average life of warrants was 2.16 (2023 – 2.46) years.

OPTIONS

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the TSX.V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to a maximum of five years from the date of grant.

In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relation activities and consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position. With the exception of options granted for investor relations, all options granted typically vest on the grant date.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

12.	SHARE CAPITAL (CONTINUED)

OPTIONS (CONTINUED)

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price
Balance December 31, 2022	831,811	$ 8.24

Granted	488,238	7.50

Expired	(49,560)	7.50

Forfeited	(9,585)	9.17

Balance December 31, 2023	1,260,904	$ 7.98

Expired	(41,333)	15.00

Balance December 31, 2024	1,219,571	$ 7.74

The weighted average remaining life of the outstanding options at December 31, 2024 was 2.85 (2023 – 3.75) years.

Details of options outstanding, issued and exercisable, as at December 31, 2024 are as follows:

Number of options outstanding and exercisable	Exercise price	Expiry
70,000	$7.50	August 28, 2025
193,333	$9.00	August 27, 2026
468,000	$7.50	September 20, 2027
488,238	$7.50	October 6, 2028
1,219,571

During the year ended December 31, 2024

None granted during the year ended December 31, 2024.

During the year ended December 31, 2023

On October 6, 2023, the Company granted 489,571 incentive stock options to certain directors, officers, employees and consultants of the Company exercisable at $7.50 per share until October 6, 2028. The options vested immediately. The fair value ascribed to the options was determined to be $2,382,195 using the Black-Scholes Option Pricing Model and was included in the statement of comprehensive loss during the year ended December 31, 2023. The following assumptions were used: Risk free rate of 4.31%; Expected life of 5 years; Expected volatility of 118% and dividend yield of $Nil.

RESERVES

Stock option reserve

The stock option reserve includes items recognized as share-based payments expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire unexercised, forfeited or are cancelled, the amount recorded is transferred to deficit. During the year ended December 31, 2024, $452,384 (2023 – $1,975,463) was transferred to deficit for options expired unexercised or forfeited.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

12.	SHARE CAPITAL (CONTINUED)

RESERVES (CONTINUED)

Warrants reserve

The warrants reserve includes the fair value of the warrants issued for services or issued as part of private placement units until such time that the warrants are exercised, at which time the corresponding amount will be transferred to share capital. If the warrants expire unexercised or are cancelled, the amount recorded remains in the warrants reserve.

Foreign exchange reserve

The foreign exchange reserve recognizes the foreign exchange differences resulting from translation of group entities to the presentation currency that have a different functional currency than the presentation currency.

13.	INCOME TAX

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31, 2024	December 31, 2023
Income (Loss) before income taxes	$(11,445,652)	$13,175,717

Statutory tax rate	27%	27%

Expected tax expense (recovery)	(3,090,326)	3,557,444

Non-deductible expenses and other	2,392,797	(2,197,509)

Temporary differences	–	(213,343)

Impact of foreign exchange	(317,069)	85,533

Impact of foreign tax rate	361,612	(1,115,018)

Change in valuation allowance	652,986	(117,112)

	$–	$–

Significant components of the Company’s deferred tax assets as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Deferred income tax assets:

Non-capital losses	$12,393,800	$10,281,023

Exploration and evaluation assets	5,068,587	6,373,874

Property and equipment	(4,603,539)	(4,633,105)

Share issuance costs	366,816	550,886

	$13,225,664	$12,572,678

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

13.	INCOME TAX (CONTINUED)

The tax pools relating to these deductible temporary difference expire as follows:

	Canadian non-capital losses	Canadian resource pools	United States tax losses	United States resource pools	Property and equipment	Share issue costs
2032	$ 583,364	$ -	$ -	$ -	$ -	$ -
2033	717,523	-	251,919	-	-	-
2034	1,566,222	-	1,350,152	-	-	-
2035	1,049,578	-	3,999,460	-	-	-
2036	1,121,278	-	605,326	-	-	-
2037	2,591,686	-	247,292	-	-	-
2038	3,814,238	-	1,240,143	-	-	-
2039	1,495,165	-	2,285,910	-	-	-
2040	2,179,304	-	2,662,485	-	-	-
2041	2,525,063	-	2,589,839	-	-	-
2042	5,429,508	-	1,178,971	-	-	-
2043	3,582,932	-	343,802	-	-	-
2044	5,228,464	-	1,268,663	-	-	-
No expiry	-	2,271,762	-	54,430,912	24,237	1,358,578
	$ 31,884,325	$ 2,271,762	$ 18,023,962	$ 54,430,912	$ 24,237	$ 1,358,578

14.	SEGMENTED INFORMATION

The Company’s property and equipment, exploration and evaluation assets and its related reclamation bonds and insurance, by geographical areas as at December 31, 2024 and 2023, were all located in USA.

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the evaluation and exploration of its mineral exploration properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of share capital as well as cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets, or adjust the amount of cash and cash equivalents and short-term investments. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company is not subject to any externally imposed capital requirements. There were no changes during the year to management’s approach to capital management. The Company’s investment policy is to invest its excess cash in highly liquid investments that are readily convertible into cash with maturities of three months or less from the original date of acquisition or when it is needed, selected with regards to the expected timing of expenditures from continuing operations.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

16.	FINANCIAL INSTRUMENTS

a)	FAIR VALUE

The carrying values of cash, accounts payable, due to related parties and loan payable approximate their fair values due to the relatively short period to maturity of those financial instruments. The carrying value of the long-term debt approximates its fair value due to the floating rate interest charged under the credit facility. Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: Inputs that are not based on observable market data.

As at December 31, 2024, the financial instruments recorded at fair value on the statement of financial position are cash and marketable securities which are measured using Level 1, and the financial instruments recorded at amortized cost are reclamation bonds.

The following are the contractual maturities of financial liabilities as at December 31, 2024:

	<1 Year	1-2 Years	3-5 Years
Accounts payable	$760,631	$–	$–
Due to related parties	223,489	–	–
Loans payable	5,899,864	–	3,625,128

b)	CLASSIFICATION OF FINANCIAL INSTRUMENTS

Financial assets included in the statement of financial position are as follows:

	December 31, 2024	December 31, 2023
Fair value through profit and loss:
Cash	$1,350,411	$2,611,281
Marketable securities	34,563	42,443
Amortized cost:
Reclamation bonds	16,087,691	14,078,254

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2024	December 31, 2023
Non-derivative financial liabilities:
Accounts payable	$760,631	$306,805
Due to related parties	223,489	101,441
Loans payable	9,283,793	2,703,154

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

17.	SUPPLEMENTAL CASH FLOW DISCLOSURES

	For the years ended December 31,
	2024	2023
Fair value of compensation options	$ –	$ 134,090
Fair value of finders’ warrants	–	85,968
Fair value of warrants issued upon modification of Credit Facility	250,109	–
Shares issued for asset acquisition of Neutron Energy, Inc.	–	9,250,000
Shares issued for exploration and evaluation assets	1,050,000	2,126,000
Shares issued to settle amounts due to related party	–	52,000
Shares issued to settle bonuses	–	552,500
Stock options expired unexercised	-	1,975,463

18.	FINANCIAL RISK MANAGEMENT

FINANCIAL RISK MANAGEMENT

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada. As the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using a major bank that is high credit quality financial institutions as determined by rating agencies. The Company has secondary exposure to credit risk on its receivables. The receivables consist of refundable goods and services tax from the government. Credit risk is assessed as low.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash. Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. Liquidity risk is assessed as high.

The Company’s current liabilities are due on demand or have a term of less than a year. The Company’s long-term liabilities consist of a credit facility which is due on September 26, 2028.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2024, the Company’s loan payable of US$3,625,128 is subject to interest rate risk. The loan payable incurs interest based on the SOFR plus 5.0% per annum, payable semi-annually in U.S. dollars. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%. If interest rates on the Company’s credit facility increased (decreased) by 100 basis points with all other variables held constant, finance costs on the credit facility would increase (decreased) by $52,207 (2023 - $42,496).

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

18.	FINANCIAL RISK MANAGEMENT (CONTINUED)

FOREIGN CURRENCY RISK

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The foreign currency risk for the Company is low as the foreign currencies held are in the functional currency of the entities.

COMMODITY RISK

Commodity risk is the risk that the value of future cash flows and profits will fluctuate based on the prices of commodities. The Company is exposed to changes in the price of commodities. Changes in the price of commodities will impact the Company’s ability to obtain financing to explore its exploration and evaluation assets.

As at December 31, 2024, the Company has no contracts or agreements in place to mitigate these price risks.

19.	SUBSEQUENT EVENTS

a)	On January 14, 2025, the Company terminated the Arrangement Agreement dated October 2, 2024 as discussed in Note 4.

b)

On January 15, 2025, the Company issued 1,428,571 common shares at $10.50 per share to Uranium Energy Corp. (“UEC”) pursuant to a subscription agreement entered with UEC on January 14, 2025 for gross proceeds of $15,000,000.

c)	On January 20, 2025, the Company repaid the IsoEnergy promissory note and accrued interest as discussed in Note 11.

d)

On February 20, 2025, the Company entered into an Indemnification Support Agreement with UEC whereby UEC will provide indemnification support limited to US$3,000,000 (the “Support Amount”) in connection with certain bonding requirements relating to Shootaring Canyon Mill. In consideration for the provision of the indemnity, the Company agrees to pay to UEC a cash support fee equal to the Support Amount multiplied by the secured overnight financing rate (“SOFR”) as administered by the CME Group Benchmark Administration Limited plus 5% per annum, which fee shall be calculated monthly and paid in US dollars in arrears on the first day of each calendar month. The Company also agreed to granted UEC the right (the “Pre-Emptive Rights”), to subscribe for and to be issued up to such number of the Company’s common shares that will allow UEC to maintain its percentage ownership interest in the Company.

Anfield Energy Inc.

Notes to the Amended and Restated Consolidated Financial Statements

For years ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

19.	SUBSEQUENT EVENTS (CONTINUED)

e)

On February 20, 2025, the Golden Eagle Asset Transfer Agreement as discussed in Note 7 was amended and pursuant to the amendment the Company agreed to pay the following consideration for the DOE Leases and associated dates:

• US$400,000 in cash paid on or before February 21, 2025 (paid);

• Issuance of US$1,250,000 worth of common shares on or before February 21, 2025;

• US$750,000 in cash at the one-year anniversary of closing (the “One-Year Anniversary Payment”) with the option to extend for two subsequent 90-day periods (the “Extension Options”), subject to the following condition:

a)

The Extension Options shall be at the sole discretion of the Company and may only be exercised in the event that the Company’s application for a NASDAQ listing and subsequent financing are delayed; and

b)	The Company shall pay US$100,000 for each Extension Option that is exercise, with the Extension Option payments to be deducted from the One-Year Anniversary Payment.

• US$1,000,000 in cash at the two-year anniversary of closing;

• US$1,000,000 in cash at the three-year anniversary of closing; and

• US$1,500,000 in cash at the four-year anniversary of closing.

f)	On March 11, 2025, HRI increased its performance bonds for reclamation with the U.S. Department of Energy to US$2,799,900.

g)

On March 17, 2025, the Company entered into an amending agreement (the “Amending Agreement”) with Extract Advisors LLC (“Extract”) for the extension of an additional US$6,000,000 increase to the existing credit facility dated September 26, 2023 (the “Credit Facility”). In connection with the Amending Agreement, the Company issued 799,000 share purchase warrants to Extract (the “Facility Warrants”), with each such Facility Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $11.25 per share for a period ending on September 26, 2028. In addition, the Company paid an arrangement fee of $200,000 in consideration for the amendments.

h)	On May 6, 2025, the Company issued 169,726 common shares pursuant to the agreement the Company entered into with Gold Eagle Mining Inc. as discussed in Note 7.

i)

Effective August 1, 2025, the Company completed a share consolidation of its outstanding common shares on a 75-for-1 basis. The share and per share figures in these consolidated financial statements have been retroactively adjusted to reflect this share consolidation.

j)

Subsequent to the year ended December 31, 2024, the Company received aggregate proceeds of $1,644,697 upon the exercise of 257,045 warrants exercisable at $6.375 per share and 1,463 warrants exercisable at $4.125 per share.

k)	Subsequent to the year ended December 31, 2024, a total of 81,806 warrants exercisable at $6.375 per share expired unexercised.

Anfield Energy Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

(Expressed in Canadian Dollars)

Anfield Energy Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited)

	Notes	June 30, 2025	December 31, 2024

Assets

Current Assets

Cash		$10,988,668	$1,350,411

Receivables		44,529	49,685

Prepaids and deposits	3,8	880,309	1,035,439

Marketable securities	4	21,810	34,563

		11,935,316	2,470,098

Non-current Assets

Insurance premium	6	103,889	372,736

Reclamation bonds	5,6	16,265,100	16,087,691

Property and equipment	5	21,236,572	22,438,706

Exploration and evaluation assets	6	37,874,230	38,639,788

		75,479,791	77,538,921

Total Assets		$87,415,107	$80,009,019

Liabilities

Current liabilities

Accounts payable and accrued liabilities	7	$661,396	$1,651,411

Due to related parties	8	400,486	223,489

Loans payable	10	–	5,899,864

		1,061,882	7,774,764

Long-term liabilities

Asset retirement obligations	9	23,203,239	23,975,931

Loan payable	10	11,073,612	3,383,929

Total Liabilities		35,338,733	35,134,624

Equity

Share capital	11	$126,338,002	$110,528,937

Stock option reserve	11	6,991,160	6,991,160

Warrant reserve	11	7,939,942	7,411,788

Foreign exchange reserve	11	2,447,858	4,487,177

Deficit		(91,640,588)	(84,544,667)

Total Equity		52,076,374	44,874,395

Total Equity and Liabilities		$87,415,107	$80,009,019

Subsequent events (Note 16)

Approved and authorized on August 20, 2025, on behalf of the Board of Directors:

“Corey Dias”	“Laara Shaffer”

Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

		For the three months ended		For the six months ended
		June 30,		June 30,

	Notes	2025	2024	2025	2024

Expenses

Depreciation	5	$979	$968	$1,994	$1,922

Exploration and evaluation expenditures	6, 8	1,922,805	1,307,006	3,212,141	2,357,689

General and administrative	8	1,146,602	964,683	2,146,198	1,898,283

Shareholder communications		47,036	25,514	84,195	76,150

Loss (gain) on foreign exchange		645,057	(51,041)	669,215	(140,314)

Total expenses		3,762,479	2,247,130	6,113,743	4,193,730

Net loss before other items		(3,762,479)	(2,247,130)	(6,113,743)	(4,193,730)

Other items

Accretion expense for asset retirement obligations	9	(261,671)	(227,419)	(527,211)	(449,360)

Accretion of discount and interest expense on loan payable	10	(484,078)	(170,497)	(735,657)	(325,707)

Debt modification expense		–	(250,109)	–	(250,109)

Interest income		168,636	190,160	286,354	375,972

Other income		(116)	–	6,263	–

Unrealized loss on marketable securities	4	11,625	4,926	(11,927)	(9,639)

Write-off of accounts payable		–	–	–	66

Net loss		(4,328,083)	(2,700,069)	(7,095,921)	(4,852,507)

Other comprehensive loss

Other comprehensive loss that may be reclassified to profit or loss:

Exchange differences on translating foreign operations		(1,953,514)	459,439	(2,039,319)	1,353,715

Total comprehensive loss		$(6,281,597)	$(2,240,630)	$(9,135,240)	$(3,498,792)

Loss per share – basic and diluted		$(0.28)	$(0.20)	$(0.47)	$(0.36)

Weighted average shares outstanding - Basic		15,322,067	13,569,240	15,152,080	13,521,751

Weighted average shares outstanding - Diluted		15,322,067	13,569,240	15,152,080	13,521,751

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares	Amount	Stock option reserve	Warrant reserve	Foreign exchange reserve	Deficit	Total equity

Balance, December 31, 2023	13,261,316	$107,194,133	$7,443,544	$7,396,640	$1,113,884	$(73,551,399)	$49,596,802

Shares issued for exploration and evaluation assets	200,000	1,050,000	–	–	–	–	1,050,000

Shares issued upon exercise of warrants	121,038	801,330	–	(107,049)	–	–	694,281

Warrants issued upon modification of credit facility	–	–	–	250,109	–	–	250,109

Comprehensive loss for the period	–	–	–	–	1,353,715	(4,852,507)	(3,498,792)

Balance, June 30, 2024	13,582,354	$109,045,463	$7,443,544	$7,539,700	$2,467,599	$(78,403,906)	$48,092,400

Balance, December 31, 2024	13,789,728	$110,528,937	$6,991,160	$7,411,788	$4,487,177	$(84,544,667)	$44,874,395

Shares issued for cash	1,428,572	15,000,000	–	–	–	–	15,000,000

Shares issued for exploration and evaluation assets	169,726	763,768	–	–	–	–	763,768

Shares issued upon exercise of warrants	6,796	45,297	–	(4,813)	–	–	40,484

Warrants issued for Credit Facility	–	–	–	532,967	–	–	532,967

Comprehensive loss for the period	–	–	–	–	(2,039,319)	(7,095,921)	(9,135,240)

Balance, June 30, 2025	15,394,822	$126,338,002	$6,991,160	$7,939,942	$2,447,858	$(91,640,588)	$52,076,374

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	For the six months ended June 30,
	2025	2024

Cash Flows from Operating Activities

Net loss	$(7,095,921)	$ (4,852,507)

Adjustments for non-cash items:

Accretion of asset retirement obligations	527,211	449,360

Accretion of discount and interest expense on loan payable	735,657	325,707

Debt modification expense	–	250,109

Depreciation	1,994	1,922

Foreign exchange	94,294	(433,770)

Unrealized loss on marketable securities	11,927	9,639

Write-off of accounts payable	–	(66)

Changes in non-cash working capital:

Receivables	5,156	23,281

Prepaids and deposits	423,977	1,204,763

Accounts payable and accrued liabilities	(728,158)	222,539

Due to related parties	176,997	437,290

Net cash flows used in operating activities	(5,846,866)	(2,361,733)

Cash Flows from Investing Activities

Acquisition of exploration and evaluation assets	(568,136)	–

Reclamation deposit	(712,893)	(37,748)

Investment income from reclamation bond reinvested	(325,018)	(375,972)

Net cash flows used in investing activities	(1,606,047)	(413,720)

Cash Flows from Financing Activities

Proceeds from share issuances	15,000,000	–

Proceeds from exercise of warrants	40,484	694,281

Proceeds from loan payable, net	8,212,407	–

Repayment of loan payable and interest	(6,161,721)	–

Net cash flows from financing activities	17,091,170	694,281

Increase (decrease) in cash	9,638,257	(2,081,172)

Cash, beginning	1,350,411	2,611,281

Cash, ending	$10,988,668	$ 530,109

Non-cash Investing and Financing Activities:

Fair value of warrants reclassified to share capital upon exercise	$4,813	$ 107,049

Fair value of warrants issued for Credit Facility	532,967	250,109

Shares issued for exploration and evaluation assets	763,768	1,050,000

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Anfield Energy Inc. (the “Company”) is a publicly listed company incorporated in British Columbia on July 12, 1989. The Company’s shares are listed on the TSX Venture Exchange (“TSX.V”) under the symbol “AEC”, the OTCQB Marketplace under the symbol “ANLDF”, and the Frankfurt Stock Exchange under the symbol “OAD”. On September 16, 2022, 1,666,667 warrants of the Company commenced trading on TSX.V under the symbol “AEC.WT”. The Company is engaged in mineral development and production. The Company’s head office and its registered and records offices are located at Suite 2005, 4390 Grange Street, Burnaby, British Columbia, V5H 1P6.

Effective August 1, 2025, the Company completed a share consolidation of its outstanding common shares on a 75-for-1 basis. The share and per share figures in these condensed interim consolidated financial statements have been retroactively adjusted to reflect this share consolidation.

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PRESENTATION

a)	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” of the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2024 as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value.

These condensed interim consolidated financial statements comprise the accounts of the Company and its wholly-owned subsidiaries incorporated in the United States which include Equinox Exploration Holding Corp. (“EQX US”), Anfield Resources Holding Corp. (‘ARHC”), ARH Wyoming Corp. (“ARHW”), Highbury Resources Inc. (“HRI”), Anfield Precious Metals Inc. (“APMI”) and Neutron Energy, Inc. (“NEI”). All inter-company transactions, balances, income and expenses are eliminated on consolidation.

The Company reclassified amounts under investing activities to separate out $375,972 for investment income reinvested from reclamation bonds. The change in presentation did not have an effect on the Company’s total assets, net assets, results from operations, loss per share or net cash flows.

b)	SIGNIFICANT MANAGEMENT JUDGEMENT AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

Significant estimates and assumptions

The timely preparation of the condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the interim consolidated financial statements and the reported amounts of expenses during the period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the condensed interim consolidated financial statements.

These condensed interim consolidated financial statements were prepared using accounting policies, estimates and judgments consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2024.

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

2.	MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PRESENTATION (CONTINUED)

c)	ACCOUNTING STANDARDS NOT YET EFFECTIVE

In April 2024, the IASB issues IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which will replace IAS 1 and includes requirements for all entities applying IFRS Accounting Standards for the presentation and disclosure of information in the financial statements. IFRS 18 will introduce new totals, subtotals, and categories for income and expenses I the statement of income, as well as requiring disclosure about management-defined performance measures and additional requirements regarding the aggregation and disaggregation of certain information. It will be effective on January 1, 2027, with earlier adoption permitted, and it must be adopted on a retrospective basis. The Company is currently evaluating the impact on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

3.	PREPAIDS AND DEPOSITS

	June 30, 2025	December 31, 2024

Prepaid exploration and evaluation expenditures	$ 363,658	$ 966,833

Other prepaid expenses	516,651	68,606

	880,309	$ 1,035,439

4.	MARKETABLE SECURITIES

Marketable securities consist of 4,000,000 shares of GTI Resources Limited (“GTRIF”), an Australian company listed on the Australian Securities Exchange and OTC Markets in the United States.

	December 31, 2024 fair value	Unrealized loss	Foreign exchange translation	June 30, 2025 fair value

GTI Resources Limited	$ 34,563	$ (11,927)	$ (826)	$ 21,810

	$ 34,563	$ (11,927)	$ (826)	$ 21,810

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

5.	PROPERTY AND EQUIPMENT

	Vehicle	Shootaring Mill	Total
COST

Balance, December 31, 2023	$26,262	$21,986,159	$22,012,421

Change in ARO estimates	–	(1,453,888)	(1,453,888)

Foreign exchange translation	2,253	1,886,067	1,888,320

Balance, December 31, 2024	28,515	22,418,338	22,446,853

Foreign exchange translation	(1,525)	(1,199,118)	(1,200,643)

Balance, June 30, 2025	26,990	21,219,220	21,246,210

DEPRECIATION

Balance, December 31, 2023	3,752	–	3,752

Depreciation	3,877	–	3,877

Foreign exchange translation	518	–	518

Balance, December 31, 2024	8,147	–	8,147

Depreciation	1,994	–	1,994

Foreign exchange translation	(503)	–	(503)

Balance, June 30, 2025	9,638	–	9,638

CARRYING AMOUNTS

Balance, December 31, 2024	$20,368	$22,418,338	$22,438,706

Balance, June 30, 2025	$17,352	$21,219,220	$21,236,572

Reclamation Bonds

The Company is required to hold replacement bonds to meet reclamation requirements in connection with the Shootaring Mill.

On February 20, 2025, the Company entered into an Indemnification Support Agreement with Uranium Energy Corp. (“UEC”) whereby UEC will provide indemnification support limited to US$3,000,000 (the “Support Amount”) in connection with certain bonding requirements relating to Shootaring Canyon Mill. In consideration for the provision of the indemnity, the Company agrees to pay to UEC a cash support fee equal to the Support Amount multiplied by the secured overnight financing rate (“SOFR”) as administered by the CME Group Benchmark Administration Limited plus 5% per annum, which fee shall be calculated monthly and paid in US dollars in arrears on the first day of each calendar month. The Company also agreed to granted UEC the right (the “Pre-Emptive Rights”), to subscribe for and to be issued up to such number of the Company’s common shares that will allow UEC to maintain its percentage ownership interest in the Company.

During the year ended December 31, 2024, the Company recorded a bond premium of US$470,857 as insurance, which would create an obligation for the surety company to cover the difference between the bond requirement and the cash collateral. The bond premium is amortized over one year. During the six months ended June 30, 2025, the Company recorded $337,592 (2024 - $265,406) as insurance expense and at June 30, 2025, $103,889 (December 31, 2024 - $372,736) was recorded in prepaid insurance premium for the reclamation bond requirements.

At June 30, 2025, the Company recorded the cash collateral of US$11,891,028 ($16,208,660) (December 31, 2024 – US$11,129,593 ($16,028,060)) as a reclamation bond.

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS

As at June 30, 2025, the Company held interests in uranium exploration properties in Utah, Arizona and New Mexico (“Uranium Properties”); uranium/vanadium properties in Colorado (Highbury and Slick Rock Project) and in Arizona (Artillery Project); and a gold project in Arizona also known as Newsboy Project.

A continuity of exploration and evaluation assets is as follows:

		Colorado Properties		Arizona Properties
	Uranium Properties	Highbury	Slick Rock	Newsboy Gold	Artillery Peak	Total
Balance, December 31, 2024	$18,442,946	$6,270,890	$6,897,145	$2,612,069	$4,416,738	$38,639,788
Acquisitions cost	–	1,331,904	–	–	–	1,331,904
Foreign exchange	(986,479)	(366,109)	(368,916)	(139,715)	(236,243)	(2,097,462)

Balance, June 30, 2025	$17,456,467	$7,236,685	$6,528,229	$2,472,354	$4,180,495	$37,874,230

The following exploration and evaluation expenditures were included in comprehensive loss for the six months ended June 30, 2025, and 2024 are as follows:

	Uranium Properties	Highbury	Newsboy Gold	Artillery Peak	Clay Borrow	Total
Consulting	$213,377	$810,709	$–	$–	$–	$1,024,086
Sundry field	79,208	10,108	–	–	–	89,316
Sampling, assaying	125,727	41,189	–	–	–	166,916
License, filing and insurance	919,456	212,462	19,033	–	292	1,151,243
Lease and royalty	342,695	289,621	–	–	–	632,316
Property tax	–	44,635	–	–	–	44,635
Drilling	91,755	11,874	–	–	–	103,629

Total for the six months ended June 30, 2025	$1,772,218	$1,420,598	$19,033	$–	$292	$3,212,141

	Uranium Properties	Highbury	Newsboy Gold	Artillery Peak	Clay Borrow	Total
Consulting	$234,399	$574,070	$–	$–	$–	$808,469
Sundry field	37,871	4,300	–	–	–	42,171
Sampling, assaying	99,296	1,533	–	–	–	100,829
License, filing and insurance	844,882	56,610	15,132	41,361	9,607	967,592
Lease and royalty	162,268	276,439	–	–	–	438,707
Property tax	(79)	–	–	–	–	(79)

Total for the six months ended June 30, 2024	$1,378,637	$912,952	$15,132	$41,361	$9,607	$2,357,689

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

URANIUM PROPERTIES

Shootaring Mill Project

On August 27, 2015, as amended November 23, 2017, the Company closed an Asset Purchase Agreement and amendments, with Uranium One Americas Inc. (“Uranium One”) to acquire the Shootaring Canyon uranium mill (the “Shootaring Mill”) located in Utah, and a portfolio of conventional uranium assets including: Shootaring Mill, Velvet-Wood Project, Frank M Project, Wate and Findlay Tank Breccia Pipes, royalty portfolio and surface stockpiles.

Marysvale Uranium Project

In January 2023, the Company acquired 100% interest in 65 unpatented mining claims of the Marysvale uranium project located in Beaver County, Utah, USA and 100% interest in 26 unpatented mining claims of the Calf Mesa project located in Emery County, Utah, USA.

Marquez-Juan Tafoya Uranium Project

In July 2023, the Company acquired the Marquez-Juan Tafoya Uranium Marquez-Juan Tafoya uranium project located in the Grants Uranium Merial District, Albuquerque, New Mexico, USA.

Other Utah Properties

On October 18, 2023, the Company entered into a definitive agreement with Nolan Holdings, Inc. to acquire 100% interest in 175 federal unpatented uranium mining claims, located in San Juan and Grand Counties in Utah.

On June 11, 2024, the Company entered into a Uranium Mining Lease Agreement with Wayne Minerals Inc. to obtain mining rights on 127 unpatented mining claims in California and Utah for 5 years. The Company agreed to pay an annual lease payment of US$100,000. A production royalty of 3% will be paid on the total value of all minerals recovered and sold from the leased land. An advance royalty of US$50,000 is due annually beginning on May 30, 2029 and will be credited against production royalty until it has been fully recouped. The Company was also granted the sole and exclusive right and option to earn a 100% undivided interest in the leased land free and clear of all charges, royalties and encumbrances upon terms to be agreed between the lessor and the Company, at any time prior to the expiration of the 5-year term.

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

COLORADO PROPERTIES

HIGHBURY PROJECT

The Highbury Project consists of nine past-producing uranium/vanadium properties in Colorado, collectively known as the West Slope Project. It also includes the Papoose Quarry property, which is not core to the Company’s current operations.

SLICK ROCK PROJECT

The Slick Rock project is located in San Miguel County, Southwest Colorado, approximately 24 miles north of the town of Dove Creek and east of the Dolores River in the Slick Rock District of the Uravan mineral belt. Certain claims within the block are subject to 1% to 3% royalties of net uranium and vanadium production.

During the year ended December 31, 2024, the Company paid US$25,406 for a reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. The reclamation bond balance was $34,631 (US$25,406) as at June 30, 2025 (December 31, 2024 – $36,588 (US$25,406)).

GOLDEN EAGLE PROJECT

On January 2, 2024, HRI entered into a definitive agreement with Gold Eagle Mining Inc. (“GEM”) and Golden Eagle Uranium LLC (“GEU”) (collectively, “the Sellers”) to acquire a 100% interest in twelve Department of Energy (“DOE”) leases (“DOE Leases”) and associated data in various Counties in Colorado. The transaction was closed on July 3, 2024. Pursuant to the last amendment on February 20, 2025, the Company agreed to pay the following consideration for the DOE Leases and associated dates:

• At closing, US$500,000 in cash with US$100,000 to be paid on or before October 16, 2024 (paid) and US$400,000 to be paid on or before February 21, 2025 (paid);

• Issuance of 169,726 common shares representing a value of US$1,250,000 on or before February 21, 2025 (issued on May 6, 2025);

• US$750,000 in cash at the one-year anniversary of closing (the “One-Year Anniversary Payment”) with the option to extend for two subsequent 90-day periods (the “Extension Options”), subject to the following condition:

a)

The Extension Options shall be at the sole discretion of the Company and may only be exercised in the event that the Company’s application for a NASDAQ listing and subsequent financing are delayed; and

b)	The Company shall pay US$100,000 for each Extension Option that is exercised, with the Extension Option payments to be deducted from the One-Year Anniversary Payment.

• US$1,000,000 in cash at the two-year anniversary of closing;

• US$1,000,000 in cash at the three-year anniversary of closing; and

• US$1,500,000 in cash at the four-year anniversary of closing.

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

ARIZONA PROPERTIES

NEWSBOY GOLD PROJECT

On November 30, 2020, the Company entered into a Leases and Claims Transfer Agreement to acquire the Newsboy Gold Project (“Newsboy Project”) located in Arizona, USA. The Newsboy Project is subject to a 2% net smelter returns royalty on commercial production. In March 2022, 1% of the NSR royalty was bought back by the Company, and the Company’s work commitments, resource milestones, and production milestone requirements were waived.

The Company has a US$12,000 reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. The reclamation bond balance was $16,357 as at June 30, 2025 (December 31, 2024 – $17,282).

ARTILLERY PEAK PROJECT

The Artillery Peak consists of 50 unpatented mining claims in the uranium-rich Artillery Peak project area, located in Mohave County, Arizona, USA.

LiVada Claims

In January 2023, the Company acquired a 100% interest in 119 unpatented mining claims and historical data in the Artillery Peak area, located in Mohave County, Arizona, USA, from LiVada Corporation.

Dripping Springs Quartzite Project

In February 2023, the Company acquired 100% in 115 unpatented mining claims of the Dripping Springs Quartzite uranium project located in Gila County, Arizona, USA. During the year ended December 31, 2024, the Company recognized an impairment of $378,605 (US$276,256) as 34 of the 115 mining claims were forfeited during the year.

OTHER PROPERTIES

CLAY BORROW PROJECT, UTAH

On March 1, 2023, the Company entered into a clay mineral lease agreement with the School and Institutional Trust Lands Administration to lease 620.88 acres of land located in Garfield County, Utah, for a term of 10 years. Pursuant to the agreement, the Company agreed to pay an annual rent of a minimum US$500 or at the rate of US$2 for each acre and fractional acre situated within the boundaries of the property.

Commencing on the 10th anniversary of the agreement and until the lease terminates, the Company agreed to pay in advance an annual minimum royalty equal to three times the annual rent. In addition, the Company agreed to pay a production royalty equal to the greater of: (i) 10% of the gross value of the clay minerals sold under an arm’s length transaction, or (ii) US$1 per short ton of the clay minerals.

During the year ended December 31, 2023, the Company paid US$18,600 for a reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. During the year ended December 31, 2024, the Company received a refund of US$14,600. The reclamation bond balance was $5,452 (US$4,000) as at June 30, 2025 (December 31, 2024 – $5,761 (US$4,000)).

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2025	December 31, 2024

Trade payables	$83,615	$760,631
Accrued liabilities	577,781	890,780

	$661,396	$1,651,411

8.	RELATED PARTY TRANSACTIONS AND BALANCES

a)	Related Party Balances

As at June 30, 2025, an amount of $400,486 (December 31, 2024 - $223,489) was owed to related parties. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As at June 30, 2025, an amount of $nil (December 31, 2024 - $4,515) was recorded in prepaid expenses for advances to a company controlled by the Chief Financial Officer of the Company for future consulting fees.

As at June 30, 2025, an amount of $14 (December 31, 2024 - $14) was recorded in prepaid expenses for advances to a director of the Company for future consulting fees and property expenditures.

b)	Related Party Transactions

The Company incurred the following transactions with companies that are controlled or managed by directors of the Company:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024

Consulting fees (i)	$12,900	$12,900	$25,800	$25,800
Consulting and professional fees (ii)	361,778	–	529,365	–

	$374,678	$12,900	$555,165	$25,800

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

b)	Related Party Transactions (continued)

The Company has identified its directors and certain senior officers as its key management. Key management and director compensation during the six months ended June 30, 2025 and 2024, are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024

Consulting fees and management bonus (i)	$309,978	$229,415	$650,141	$458,240
Director’s fees and audit committee fees (i)	57,500	–	110,000	–
Legal fees (i)	62,260	61,589	126,884	122,279
Auto and rent expense (ii)	43,899	12,318	58,978	24,456

	$473,637	$303,322	$946,003	$604,975

(i)	These expenses are included in general and administrative expenses in the condensed interim consolidated statements of comprehensive loss.

(ii)	These expenses are included in exploration and evaluation expenditures in the condensed interim consolidated statements of comprehensive loss.

9.	ASSET RETIREMENT OBLIGATIONS

Laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from its activities and to perform site restoration and other closure activities. The Company’s provision for future site closure and reclamation costs is based on known requirements.

A continuity of the Company’s provision for site reclamation and closure is as follows:

	Shootaring Mill	West Slope	Papoose	Totals

Balance December 31, 2024	$18,506,317	$5,148,929	$320,685	$23,975,931

Accretion	411,760	108,503	6,948	527,211

Foreign exchange	(1,003,517)	(279,003)	(17,383)	(1,299,903)

Balance June 30, 2025	$17,914,560	$4,978,429	$310,250	$23,203,239

a)	SHOOTARING MILL

The Company’s estimate of the environmental rehabilitation provision arising from the Shootaring Mill (Note 5) at June 30, 2025, was $17,914,560 (US$13,142,516) (December 31, 2024 – $18,506,317 (US$12,850,451)). This estimate was based upon an undiscounted risk-adjusted future cost of $22,708,758 (US$16,659,642) (December 31, 2024 – $23,991,550 (US$16,659,642)), an annual inflation rate of 2.40% and discount rate of 4.64%. The closure and reclamation expenditure is expected to be incurred in 2036.

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

9.	ASSET RETIREMENT OBLIGATIONS (CONTINUED)

b)	WEST SLOPE PROJECT

The Company’s estimate of the environmental rehabilitation provision arising from the West Slope Project (Note 6) at June 30, 2025, was $4,978,429 (US$3,652,285) (December 31, 2024 – $5,148,929 (US$3,575,323)). This estimate was based upon an undiscounted risk-adjusted future cost of $5,382,748 (US$3,948,902) (December 31, 2024 – $5,686,932 (US$3,948,902)), an annual inflation rate of 2.4% and a discount rate of 4.39%. The closure and reclamation expenditure is expected to be incurred in 2030.

c)	PAPOOSE PROPERTY

The Company’s estimate of the environmental rehabilitation provision arising from the Papoose property (Note 6) at June 30, 2025, was $310,250 (US$227,607) (December 31, 2024 – $320,685 (US$222,679)). This estimate was based upon an undiscounted risk-adjusted future cost of $357,513 (US$262,279) (December 31, 2024 – $337,716 (US$262,279)), an annual inflation rate of 2.40% and risk adjusted discount rate of 4.51%. The closure and reclamation expenditure is expected to be incurred in 2032.

10.	LOAN PAYABLE

a)	CREDIT FACILITY

On September 26, 2023, the Company entered into a loan agreement (the “Loan Agreement”) for a non-revolving term credit facility (the “Credit Facility”) with Extract Advisors LLC as agent (the “Agent”) for Extract Capital Master Fund Ltd. (the “Lender”). The Credit Facility of $4,300,000 (“2023 tranche”) matures on September 26, 2028, bears a coupon of the Secured Overnight Financing Rate (“SOFR”) plus 5.0% per annum, payable semi-annually in U.S. dollars. The SOFR is equal to the secured overnight financing rate published by the Federal Reserve Bank of New York on the website of the Federal Reserve Bank of New York. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%. On October 6, 2023, the terms of the Loan Agreement were amended to add the fixed repayment amount of US$3,203,961. Interest shall be calculated based on the repayment amount of US$3,203,961 and on the basis of a year of 360 days. The Credit Facility has an original issue discount of $300,000.

In connection with the Loan Agreement, the Company issued 561,404 warrants to the Lender, with each warrant entitling the holder to acquire one common share of the Company at an exercise price of $7.125 per warrant for a period ending on the maturity date. For so long as the Credit Facility remains outstanding, all proceeds from the exercise of the warrants by the Lender shall be used to repay the principal amount of the Credit Facility. As additional consideration for arranging the Loan, the Company paid an arrangement fee of $100,000 to the Lender and reimbursed expenses of $32,678 to the Agent. The Company also incurred other financing costs of $254,162 which included a success fee of $180,500 paid to Haywood Securities Inc. ($90,500 in cash and issuance of 15,444 common shares of the Company with a fair value of $90,000), legal expenses of $66,312 and filing fees of $7,350.

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

10.	LOAN PAYABLE (CONTINUED)

a)	CREDIT FACILITY (CONTINUED)

On October 6, 2023, the Company received proceeds of US$2,839,875, net of the original issue discount of US$218,452 ($300,000), arrangement fee of US$72,817 ($100,000) and an initial foreign exchange loss of US$72,817.

The Credit Facility contains a mandatory prepayment clause where the Company must pay certain amount of proceeds from sale of secured assets, debt financings, or royalty sale transactions, to the Agent.

The Credit Facility is secured by a corporate guarantee and share pledge from each of the subsidiaries of the Company and contains certain other customary provisions, including certain covenants and default conditions in favour of the Lender.

The Credit Facility is a compound financial instrument which consists of two components: the loan (a financial liability) and the warrants (an equity instrument). The Company assessed each of the components separately and allocated the proceeds from the Credit Facility and financing costs as follows:

	Credit Facility (USD)	Financing costs (USD)	Credit Facility (net of financing costs) (USD)

Financial liability	$2,188,982	$ 161,418	$ 2,027,564

Warrants	650,893	47,998	602,895

Total	$2,839,875	$ 209,416	$ 2,630,459

The initial carrying amount of the financial liability was determined by discounting the estimated future interest and principal payments at a discount rate of 20.5%.

The carrying amounts of the equity component (the warrants) was established using the residual fair value approach, which takes the difference between the principal amount received from the Credit Facility (US$2,839,875) less the fair value of the loan. The value of the warrants of $827,956 (US$602,895), net of financing cost of $65,915 (US$47,998) is recorded within warrant reserves on the statement of financial position.

On March 27, 2024, the Company elected to capitalize the first interest payment of $292,809 (US$203,321) on the Credit Facility, effective April 5, 2024. On October 4, 2024, the Company elected to capitalize the second interest payment of $313,727 (US$217,846) on the Credit Facility. On April 4, 2025, the Company elected to capitalize the third interest payment of $316,038 (US$222,327) on the Credit Facility.

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

10.	LOAN PAYABLE (CONTINUED)

a)	CREDIT FACILITY (CONTINUED)

On April 15, 2024, the Company entered into a waiver and second amending agreement to the Loan Agreement with Extract Advisors LLC and Extract Capital Master Fund Ltd., whereby: (a) the lender agreed to waive application of a covenant in order to permit the acquisition of the DOE Leases by the Company on January 2, 2024; (b) the Credit Facility was amended by reducing the minimum working capital requirement to $250,000; and (c) the Credit Facility was amended by requiring written consent of the agent prior to taking any corporate action to effect a share consolidation or stock split, unless the market price exceeds $9.00 per share for 20 consecutive trading days. In consideration for entering into the waiver and second amending agreement, on June 26, 2024, the Company issued the lender 53,333 share purchase warrants with a fair value of $250,109. The share purchase warrants are exercisable at a price of $7.125 per warrant until September 26, 2028. The fair value of $250,109 which was incurred as part of the modification was added to the liability and will be amortized over the term of the modified liability.

On March 17, 2025, the Company entered into an amending agreement (the “Amending Agreement”) with Extract Advisors LLC (“Extract”) for the extension of an additional US$6,000,000 increase to the existing Credit Facility. In connection with the Amending Agreement, the Company issued 799,000 share purchase warrants to Extract (the “Facility Warrants”), with each such Facility Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $11.25 per share for a period ending on September 26, 2028. In addition, the Company paid an arrangement fee of $200,000 in consideration for the amendment and incurred legal fees of $96,247.

The additional US$6,000,000 loan (“2025 tranche”) is a compound financial instrument which consists of two components: the loan (a financial liability) and the warrants (an equity instrument). The Company assessed each of the components separately and allocated the proceeds from the 2025 tranche and financing costs as follows:

	Credit Facility (USD)	Financing costs (USD)	Credit Facility (net of financing costs) (USD)

Financial liability	$5,619,447	$ 204,613	$ 5,414,834

Warrants	380,553	4,445	376,108

Total	$6,000,000	$ 209,058	$ 5,790,942

The initial carrying amount of the financial liability was determined by discounting the estimated future interest and principal payments at a discount rate of 15%.

The carrying amounts of the equity component (the warrants) was established using the residual fair value approach, which takes the difference between the principal amount received from the Credit Facility (US$6,000,000) less the fair value of the loan. The value of the warrants of $539,266 (US$380,553), net of financing cost of $6,299 (US$4,445) is recorded within warrant reserves on the statement of financial position.

The carrying value of the loans will be accreted using the effective interest rate method over the term of the Credit Facility. The effective interest rate for the 2023 tranche and 2025 tranche is estimated at 23.74% and 15.10%, respectively.

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

10.	LOAN PAYABLE (CONTINUED)

a)	CREDIT FACILITY (CONTINUED)

Loan Payable

Balance, December 31, 2024	$3,383,929

Proceeds, net of arrangement fee	8,302,355

Debt issuance costs allocated to liability component	(89,948)

Residual value allocated to equity component	(532,967)

Accretion of discount on loan payable	136,483

Interest expense	599,174

Foreign exchange impact	(725,414)

Balance, June 30, 2025	$11,073,612

During the six months ended June 30, 2025, the Company recognized accretion expense of $735,657 (2024 - $325,707) which includes interest expense of $599,174 (2024 - $287,521). As at June 30, 2025, a total of $11,073,612 (US$8,123,844) (December 31, 2024 - $3,338,929 (US$2,351,747)) of principal is outstanding, net of an unamortized discount of $2,400,706 (US$1,761,211) (December 31, 2024 – $1,836,728 (US$1,273,382)). As at June 30, 2025, $372,969 (US$273,618) (December 31, 2024 – $152,427 (US$105,843)) is outstanding for interest which is included in accounts payable and accrued liabilities.

b)	PROMISSORY NOTE

On October 1, 2024, the Company entered into a promissory note with IsoEnergy Ltd. for $6,020,000, which was secured, bore interest at 15% per annum and was set to mature on April 1, 2025. On October 1, 2024, IsoEnergy Ltd. advanced $4,249,864 to the Company and repaid a related party loan in the amount of $1,650,000 on behalf of the Company. On January 20, 2025, the Company repaid the outstanding principal of $5,899,864 and accrued interest of $261,857.

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

11.	SHARE CAPITAL

AUTHORIZED SHARE CAPITAL

Unlimited number of common shares without par value.

ISSUED SHARE CAPITAL

As at June 30, 2025, the Company had 15,394,822 (December 31, 2024 – 13,789,728) issued and fully paid common shares.

ISSUANCES DURING THE SIX MONTHS ENDED JUNE 30, 2025

On January 15, 2025, the Company issued 1,428,571 common shares at $10.50 per share for gross proceeds of $15,000,000.

On May 6, 2025, the Company issued 169,726 common shares with a fair value of $763,768 pursuant to the agreement the Company entered into with Gold Eagle Mining Inc. (Note 6).

During the six months ended June 30, 2025, the Company issued a total of 6,796 common shares upon the exercise of 6,796 warrants with exercise prices ranging between $4.125 per share and $6.375 per share for gross proceeds of $40,484. Upon exercise, the original fair value of the warrants totaling $4,813 was transferred from warrant reserve to share capital.

ISSUANCES DURING THE SIX MONTHS ENDED JUNE 30, 2024

On January 5, 2024, the Company issued 200,000 common shares with a fair value of $1,050,000 pursuant to the acquisition of 175 federal unpatented uranium mining claims, located in San Juan and Grand Counties in Utah (Note 6).

During the six months ended June 30, 2024, the Company issued a total of 121,038 common shares upon the exercise of 121,038 warrants with exercise prices ranging between $4.125 per share and $6.375 per share for gross proceeds of $694,281. Upon exercise, the original fair value of the warrants totaling $107,049 was transferred from warrant reserve to share capital.

WARRANTS

Warrant activity is summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at December 31, 2024	4,506,963	$ 11.29

Warrants issued	799,000	11.25

Warrants exercised	(6,796)	5.96

Balance at June 30, 2025	5,299,167	$ 11.29

During the six months ended June 30, 2025, the weighted average share price on the date of warrants exercised was $8.64 (2024 - $7.50).

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

11.	SHARE CAPITAL (CONTINUED)

Outstanding warrants are summarized as follows:

Number of warrants outstanding	Exercise price	Expiry
200*	$4.125	July 10, 2025
333,318*	$6.375	July 10, 2025
601,606	$7.50	December 21, 2025
2,950,306	$13.5	May 12, 2027
614,737	$7.125	September 26, 2028
799,000	$11.25	September 26, 2028
5,299,167

* Exercised or expired subsequently (Note 16)

At June 30, 2025, the weighted average life of warrants was 1.96 (December 31, 2024 – 2.16) years.

OPTIONS

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the TSX.V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to a maximum of five years from the date of grant.

In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relation activities and consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position. With the exception of options granted for investor relations, all options granted typically vest on the grant date.

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price
Balance December 31, 2024 and June 30, 2025	1,219,571	$ 7.74

The weighted average remaining life of the outstanding options at June 30, 2025 was 2.36 (December 31, 2024 – 2.85) years.

Details of options outstanding, issued and exercisable, as at June 30, 2025 are as follows:

Number of options outstanding and exercisable	Exercise price	Expiry
70,000	$7.50	August 28, 2025
193,333	$9.00	August 27, 2026
468,000	$7.50	September 20, 2027
488,238	$7.50	October 6, 2028
1,219,571
1,219,571

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

12.	SEGMENTED INFORMATION

The Company’s property and equipment, exploration and evaluation assets and its related reclamation bonds and insurance, by geographical areas as at June 30, 2025, and December 31, 2024, were all located in USA. The Company operates in one operating segment being the exploration and evaluation of mineral properties.

13.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard its ability to pursue the evaluation and exploration of its mineral exploration properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of share capital as well as cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets, or adjust the amount of cash and cash equivalents and short-term investments. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company is not subject to any externally imposed capital requirements. There were no changes during the year to management’s approach to capital management. The Company’s investment policy is to invest its excess cash in highly liquid investments that are readily convertible into cash with maturities of six months or less from the original date of acquisition or when it is needed, selected with regards to the expected timing of expenditures from continuing operations.

14.	FINANCIAL INSTRUMENTS

a)	FAIR VALUE

The carrying values of cash, accounts payable, and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments. The carrying value of the long-term debt approximates its fair value due to the floating rate interest charged under the credit facility. Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: Inputs that are not based on observable market data.

As at June 30, 2025, the financial instruments recorded at fair value on the statement of financial position are cash and marketable securities which are measured using Level 1, and the financial instruments recorded at amortized cost are reclamation bonds.

The following are the contractual maturities of financial liabilities as at June 30, 2025:

	< 1 Year	1-2 Years	3-5 Years

Accounts payable	$83,615	$–	$–
Due to related parties	400,486	–	–
Loan payable	–	–	11,073,612

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

14.	FINANCIAL INSTRUMENTS (CONTINUED)

b)	CLASSIFICATION OF FINANCIAL INSTRUMENTS

Financial assets included in the statement of financial position are as follows:

	June 30, 2025	December 31, 2024

Fair value through profit and loss:
Cash	$ 10,988,668	$1,350,411
Marketable securities	21,810	34,563

Amortized cost:
Reclamation bonds	16,265,100	16,087,691

Financial liabilities included in the statement of financial position are as follows:

	June 30, 2025	December 31, 2024

Non-derivative financial liabilities:
Accounts payable	$ 83,615	$760,631
Due to related parties	400,486	223,489
Loan payable	11,073,612	9,283,793

15.	FINANCIAL RISK MANAGEMENT

FINANCIAL RISK MANAGEMENT

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada. As the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using a major bank that is high credit quality financial institutions as determined by rating agencies. The Company has secondary exposure to credit risk on its receivables. The receivables consist of refundable goods and services tax from the government. Credit risk is assessed as low.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash. Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. Liquidity risk is assessed as low.

The Company’s current liabilities are due on demand or have a term of less than a year. The Company’s long-term liabilities consist of a credit facility which is due on September 26, 2028.

Anfield Energy Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2025 and 2024

(Expressed in Canadian Dollars)

15.	FINANCIAL RISK MANAGEMENT (CONTINUED)

FINANCIAL RISK MANAGEMENT (CONTINUED)

INTEREST RATE RISK

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at June 30, 2025, the Company loan payable of US$9,885,055 is subject to interest rate risk. The loan payable incurs interest based on the SOFR plus 5.0% per annum, payable semi-annually in U.S. dollars. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%. If interest rates on the Company’s credit facility increased (decreased) by 100 basis points with all other variables held constant, finance costs on the credit facility would increase (decreased) by $134,743.

FOREIGN CURRENCY RISK

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The foreign currency risk for the Company is low as the foreign currencies held are in the functional currency of the entities. A 10% change in the US dollar will affect profit/loss by approximately $1,429,748.

COMMODITY RISK

Commodity risk is the risk that the value of future cash flows and profits will fluctuate based on the prices of commodities. The Company is exposed to changes in the price of commodities. Changes in the price of commodities will impact the Company’s ability to obtain financing to explore its exploration and evaluation assets.

As at June 30, 2025, the Company has no contracts or agreements in place to mitigate these price risks.

16.	SUBSEQUENT EVENTS

a)

Effective August 1, 2025, the Company completed a share consolidation of its outstanding common shares on a 75-for-1 basis. The share and per share figures in these condensed interim consolidated financial statements have been retroactively adjusted to reflect this share consolidation.

b)

Subsequent to the six months ended June 30, 2025, the Company received aggregate proceeds of $1,602,214 upon the exercise of 251,512 warrants exercisable at $6.375 per share and 200 warrants exercisable at $4.125 per share.

c)	Subsequent to the six months ended June 30, 2025, a total of 81,806 warrants exercisable at $6.375 per share expired unexercised.